Management’s Discussion and Analysis
and
Condensed Consolidated Financial Statements
December 31, 2025
(Unaudited)

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Management's Discussion and Analysis
December 31, 2025

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Management's Discussion and Analysis
December 31, 2025

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Management's Discussion and Analysis
December 31, 2025

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Management's Discussion and Analysis

SECTION I: SELECTED FINANCIAL DATA
This Management’s Discussion and Analysis (MD&A) discusses the financial results of the International Finance Corporation (IFC or the Corporation) for the three months ended December 31, 2025 (FY26 Q2) and the six months ended December 31, 2025 (FY26 YTD). This document should be read in conjunction with IFC's Consolidated Financial Statements and MD&A issued for the year ended June 30, 2025 (FY25). The MD&A contains forward looking statements which may be identified by such terms as “anticipates”, “believes”, “expects”, “intends”, “plans”, “aims” or words of similar meaning. Such statements involve a number of assumptions and estimates that are based on current expectations, which are subject to risks and uncertainties beyond IFC’s control. Consequently, actual future results could differ materially from those currently anticipated. IFC undertakes no obligation to update any forward-looking statements.
The table below presents selected financial data as of December 31, 2025, June 30, 2025 and for the three and six months ended December 31, 2025 and December 31, 2024. Certain reclassifications of prior years’ information have been made to conform with the current year’s presentation.
Table 1: Financial Data Summary

	For the three months ended December 31,		For the six months ended December 31,
(US$ in millions)	2025	2024	2025	2024
Statements of Operations
Net income (Section VII)	$725	$246	$1,459	$1,128
Allocable income (Section II)	511	206	898	874

(US$ in millions)	December 31, 2025	June 30, 2025
Balance Sheets
Total assets	$133,195	$129,740
Liquid assets [a] (Section IV)	43,422	44,784
Investments (Section III)	72,590	67,520
Loans	45,341	42,229
Equity Investments	12,982	11,777
Debt Securities	14,267	13,514
Borrowings outstanding, including fair value adjustments (Section V)	73,125	71,450
Total capital (Section V)	42,236	40,928
_________
a Net of securities sold under repurchase agreements, payable for cash collateral received and associated derivatives.

Capital Utilization Ratio	December 31, 2025	June 30, 2025
Capital Utilization Ratio (CUR)	62.1%	61.6%

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Management's Discussion and Analysis
SECTION II: EXECUTIVE SUMMARY
IFC is the largest global development institution focused on the private sector in emerging markets. Established in 1956, IFC is owned by 186 member countries, a group that collectively determines its policies. IFC is a member of the World Bank Group (WBG)1 and is a legal entity separate and distinct from the other WBG institutions, with its own Articles of Agreement, share capital, financial structure, management, and staff. Membership in IFC is open only to member countries of IBRD. IFC is not liable for the obligations of the other WBG institutions.
IFC’s mission – as one of the WBG entities – is to end extreme poverty and boost shared prosperity on a livable planet. Central to this mission is job creation recognized as a key driver of sustainable development. The WBG’s approach to job creation is anchored in three pillars in five high-impact sectors. The three pillars are: establishing critical infrastructure as a foundation for employment, fostering an enabling environment for private sector growth through effective policies and regulations, and mobilizing private capital to supplement public finance and catalyze investment at scale. The five sectors are: infrastructure and energy, agribusiness, healthcare, tourism, and value-added manufacturing. IFC plays a pivotal role in the third pillar by mobilizing private sector investment, scaling equity financing, deepening local capital markets, and expanding support to Micro, Small, and Medium Enterprises. To achieve these ambitions, IFC is adapting its ways of working by deepening collaboration across the WBG, leveraging data and knowledge solutions to maximize impact, tailoring approaches to country-specific contexts, strengthening investor engagement, upskilling in key areas, and enhancing its capacity to manage both financial and non-financial risks.
Recent initiatives underscore IFC’s strategic focus on private capital mobilization and job creation. In September 2025, IFC launched the Emerging Markets Securitization Program (EMSP), a new originate-to-distribute model to attract institutional private capital to emerging markets, by repackaging IFC loans into rated securities issued by a special purpose vehicle. The initial $510 million issuance is expected to scale in upcoming years. In FY25, IFC also launched the Concessional Capital Window (CCW), committing its own capital to mobilize investors into low-income and fragile contexts. These efforts complement broader WBG initiatives focused on job-creating sectors, such as Mission 300 and AgriConnect.
Aligned with the 2018 capital increase, IFC has continued to grow its footprint in the poorest member countries and fragile areas. IFC remains committed to delivering impact at scale by proactively adapting to the evolving global landscape while leveraging its unique strengths within the WBG to create opportunities and improve living standards for millions worldwide.
Financial Business Model
IFC helps developing countries achieve sustainable growth by financing private sector investment, mobilizing capital in international financial markets, and providing advisory services to businesses and governments. IFC’s principal investment products are loans, equity investments, debt securities and guarantees. IFC also mobilizes private capital for development by attracting private capital to invest in projects through a diverse set of products and initiatives. Unlike most other development institutions, IFC does not accept host government guarantees of repayment. IFC raises virtually all of the funds for its lending activities through the issuance of debt obligations in the international capital markets, while maintaining a small borrowing window with IBRD. Equity investments are funded from capital (net worth). Proceeds of borrowings from market sources or net worth not immediately disbursed for investments are managed internally by IFC in its liquid asset portfolio.
IFC’s capital base and its assets and liabilities, other than its equity investments, are primarily denominated in U.S. dollars ($ or US$) or swapped into U.S. dollars. Overall, IFC seeks to minimize foreign exchange and interest rate risks arising from its loans, debt securities and liquid assets by closely matching the currency and rate basis of its assets in various currencies with liabilities having the same characteristics. IFC generally manages non-equity investment related and certain lending related residual currency and interest rate risks by utilizing currency and interest rate swaps and other derivative instruments.

1 The other institutions of the WBG are the International Bank for Reconstruction and Development (IBRD) and the International Development Association (IDA), collectively the World Bank, the Multilateral Investment Guarantee Agency (MIGA), and the International Centre for Settlement of Investment Disputes (ICSID).

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Management's Discussion and Analysis
Sources and Uses of Income
IFC’s primary sources of income are from its loans, debt securities, equity investments and liquid assets. The income generated covers administrative expenses and provisions for losses. For loans, debt securities and liquid assets, income is largely in the form of interest income net of charges on borrowings (figure below), as well as capital gains. IFC’s equity investments generate income through capital gains, as well as dividends.
Figure 1: Sources and Uses of Income
Basis of Preparation of IFC’s Condensed Consolidated Financial Statements
IFC’s financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP), and are independently audited on an annual basis. IFC’s accounting policies are discussed in more detail in Note A to the June 30, 2025 audited consolidated financial statements and IFC’s condensed consolidated financial statements as of and for the six months ended December 31, 2025 (FY26 YTD condensed consolidated financial statements).
Non-GAAP Measures
Management uses certain non-GAAP financial measures to evaluate the underlying operations and financial performance of IFC. A non-GAAP financial measure is a measure that is adjusted to exclude, include, or reclassify certain items or components from the most directly comparable measure calculated in accordance with U.S. GAAP and reported in the audited financial statements.
Allocable Income
IFC uses allocable income, a non-GAAP measure, as the basis for making net income allocation decisions. IFC defines allocable income as net income after certain adjustments. These adjustments primarily relate to unrealized gains and losses on IFC's loans, debt securities, equity investments and borrowings, as well as income from the Post-retirement Contribution Reserve Fund (PCRF). See more details in Section V: Funding Resources - Capital and Retained Earnings.

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Management's Discussion and Analysis
The tables below outline a comparative breakdown of IFC's Statements of Operations, including a reconciliation of IFC’s net income to allocable income for the respective periods ended on December 31, 2025 and December 31, 2024 along with key Balance Sheet components and financial ratios as of December 31, 2025 and June 30, 2025:
Table 2: Summary of Financial Results

	For the three months ended December 31,		For the six months ended December 31,
(US$ in millions)	2025	2024	2025	2024
Consolidated statements of operations highlights
Income from loans and guarantees, including realized gains and losses on loans and associated derivatives	$840	$858	$1,698	$1,720
Provision for losses on loans, off-balance sheet credit exposures and other receivables	(50)	(70)	(123)	(73)
Income (loss) from equity investments, including realized and unrealized gains and losses on equity and associated derivatives	399	(63)	787	135
Income from debt securities, including realized gains and losses on debt securities and associated derivatives	202	199	404	415
Release of provision for losses on available-for-sale debt securities	8	1	11	3
Income from liquid asset trading activities	572	311	1,177	1,143
Charges on borrowings	(913)	(877)	(1,866)	(1,838)
Other income	148	87	281	240
Administrative and other expenses	(494)	(475)	(968)	(896)
Foreign currency transaction losses on non-trading activities	(33)	(41)	(71)	(21)
Income (loss) before net unrealized gains and losses on non-trading financial instruments accounted for at fair value	679	(70)	1,330	828
Net unrealized gains on loans, debt securities, borrowings and related derivatives	46	316	129	300
Net income	725	246	1,459	1,128
Adjustments to reconcile Net income to Allocable income
Unrealized losses (gains) on loans and debt securities[a]	8	(38)	(72)	121
Unrealized (gains) losses on equity investments[a]	(162)	269	(419)	53
Unrealized gains on borrowings[a]	(54)	(278)	(57)	(421)
PCRF (loss) income	(6)	7	(13)	(7)
Allocable income	$511	$206	$898	$874
_________
a Unrealized gains and losses on loans, debt securities, equity investments and borrowings presented in Table 2 include unrealized gains and losses from associated derivatives.

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Management's Discussion and Analysis

(US$ in millions)	December 31, 2025	June 30, 2025
Balance Sheets
Total assets	$133,195	$129,740
Liquid assets [b] (Section IV)	43,422	44,784
Investments (Section III)	72,590	67,520
Loans	45,341	42,229
Equity Investments	12,982	11,777
Debt Securities	14,267	13,514
Borrowings outstanding, including fair value adjustments (Section V)	73,125	71,450
Total capital (Section V)	42,236	40,928
of which
General reserve	14,275	12,913
Other reserves	630	350
Accumulated other comprehensive income (AOCI)	1,364	1,617
Paid-in capital	24,111	24,009
_________
b Net of securities sold under repurchase agreements, payable for cash collateral received and associated derivatives.

Table 3: Key Financial Ratios

(US$ in billions, except ratios)	December 31, 2025	June 30, 2025
Overall liquidity ratio [a]	69.8%	71.6%
Debt to equity ratio [b]	2.0	2.0
Total reserve against losses on loans to total committed portfolio [c]	2.8%	2.8%
Capital measures:
Capital Available [d]	$39.9	$39.0
Capital Required [e]	24.8	24.0
Capital Utilization Ratio (CUR) [f]	62.1%	61.6%
_________
a IFC’s overall liquidity ratio is calculated as IFC’s liquidity, plus undrawn borrowing commitments from IBRD, divided by the next three years’ estimated net cash requirements. The ratio stood at 69.8% as of December 31, 2025, above the minimum Board approved requirement of 45%.

b Debt to equity (leverage) ratio is defined as outstanding borrowings plus committed guarantees divided by total capital (comprised of paid-in capital, retained earnings and AOCI). IFC’s debt to equity ratio as of December 31, 2025 was well within the maximum of 4 required by the policy approved by IFC’s Board of Directors.

c Total reserve against losses on loans to total committed portfolio is defined as reserve against losses on loans as a percentage of the total committed loans at amortized cost.
d Capital Available: Resources available to absorb potential losses, calculated as: The sum of IFC's paid-in capital, general reserve, unallocated net income and AOCI, minus the pension surplus of each pension plan, and PCRF assets.
e Capital Required: Aggregate minimum Economic Capital required to maintain IFC’s AAA/Aaa rating.
f Capital Utilization Ratio is defined as Capital Required divided by Capital Available.
IFC’s Capital Adequacy, as measured by Capital Utilization Ratio (CUR), was 62.1% at the December 31, 2025, up from 61.6% as of June 30, 2025. The change is attributable to increases in both Capital Available and Capital Required. Capital Available is primarily driven by the growth in retained earnings and paid-in capital. The increase in Capital Required is mainly driven by the need for additional capital to support the Equity portfolio.
Summary Financial Results
IFC’s financial performance has been influenced by its results from operations, changes in interest rates, foreign exchange rate movements, and the volatility of emerging equity markets in FY26 YTD.
Net income and allocable income
IFC's net income was $1.5 billion in FY26 YTD, as compared to net income of $1.1 billion in the six months ended December 31, 2024 (FY25 YTD). Allocable income totaled $898 million in FY26 YTD, as compared to $874 million in FY25 YTD. The increase in net income was primarily attributable to higher equity income, partially offset by lower unrealized gains on borrowings. The slight increase in allocable income was due to higher realized equity income from sales, partially offset by higher provisions for new commitments and disbursements and higher admin and pension expenses.

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Management's Discussion and Analysis
Figure 2: Income Measures (US$ in millions)
On September 30, 2025, the Board of Directors approved the allocation of $178 million to the CMAW reserve, $70 million to the Funding Mechanism for Technical Assistance and Advisory Services (FMTAAS) reserve, and $1,362 million to the General Reserve from IFC's FY25 net income.This approval was noted by the Board of Governors on October 17, 2025. On the same day, the Board of Governors also approved the allocation of $100 million from IFC’s FY25 net income to the Surplus account and delegated to the Board of Directors the authority to approve the transfer of $100 million from the Surplus account to the Frontier Opportunities Fund. See more details in Section V: Funding Resources – Capital and Retained Earnings.
Investment Operations
Beginning in FY26, IFC’s investment commitments (a non-GAAP performance measure) comprise own account (OA) and private capital mobilization (PCM) commitments. Own account commitments represent investments made by IFC using its own borrowings or capital. PCM commitments reflect the assessed amount of private financial resources committed alongside IFC commitments, whether through financing, guarantees or technical assistance. PCM is included in the WBG's scorecard and is in accordance with the methodology harmonized across Multilateral Development Banks and European Development Financial Institutions. Amounts mobilized are generally not recorded as IFC's financial transactions. Refer to Section IX: Appendix – Glossary of Terms for details.
In FY26 YTD, IFC’s commitments comprised $18.0 billion from its own account ($17.4 billion – FY25 YTD) and $29.1 billion from PCM ($25.4 billion – FY25 YTD). IFC disbursed $13.2 billion in FY26 YTD ($13.2 billion – FY25 YTD) excluding guarantees. See more details in Section III: Client Services.
Investment Portfolio
The carrying value of IFC's outstanding investment portfolio was $72.6 billion as of December 31, 2025, an increase of $5.1 billion compared to June 30, 2025. The portfolio's growth was primarily driven by $4.5 billion of net disbursements (disbursements net of repayments, prepayments, and divestments). See Section III: Client Services Disbursed Investment portfolio section for the definition of carrying value.
Liquid Assets
The Net Asset Value (NAV) of the liquid asset portfolio decreased by $1.4 billion to $43.4 billion as of December 31, 2025 from June 30, 2025. The decrease reflects a decline of $1.0 billion in the Market Funded portfolio, as net loan disbursements exceeded net inflows from borrowings, and a modest decline in the Net Worth Funded portfolio, primarily driven by the net increases of equity and quasi-equity investments.
Borrowings
Borrowings outstanding (including fair value adjustments) increased by $1.6 billion from $71.5 billion as of June 30, 2025 to $73.1 billion as of December 31, 2025, mainly driven by net issuances of $1.5 billion under the medium and long-term borrowing program, and an increase of $306 million in short-term borrowings, partially offset by fair value gains of $415 million.
New borrowings in FY26 YTD were $15.8 billion as compared to $12.4 billion in FY25 YTD, including $10.0 billion under the medium and long-term borrowing program, $345 million from securitized borrowings issued through securitization special purpose vehicles, and $5.5 billion under the short-term discount note program.

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Management's Discussion and Analysis
SECTION III: CLIENT SERVICES
BUSINESS OVERVIEW
For all new investments, IFC articulates the expected impact on sustainable development and, as projects mature, assesses the quality of the development benefits realized. IFC’s strategic focus areas are aligned to advance the WBG’s global priorities.
INVESTMENT SERVICES
IFC’s investments are normally made in its developing member countries. IFC's Articles of Agreement mandate that IFC shall invest in productive private enterprises. The requirement for private ownership does not disqualify enterprises that are partly owned by the public sector if such enterprises are organized under local commercial and corporate law, operate free of host government control in a market context and according to profitability criteria, and/or are in the process of being completely or partially privatized.
IFC’s investment products and services are designed to meet the needs of clients in different industries – principally infrastructure, manufacturing, agribusiness, disruptive technologies and funds, services, and financial markets. Investment services product lines include: loans, equity investments, debt securities, trade and commodity finance, guarantees and partial credit guarantees, securitizations, client risk management services, blended finance, and mobilization products.
INVESTMENT PROGRAM
Commitments
IFC’s own account investments supported 228 LTF projects in FY26 YTD (200 – FY25 YTD). The table below outlines a comparative breakdown of IFC's commitments in FY26 YTD and FY25 YTD:
Table 4: IFC Commitments

	For the six months ended December 31,
(US$ in millions)	2025	2024	Variance
Long-Term Finance Own Account Commitments [a,b]
Loans	$8,319	$9,162	$(843)
Equity Investments	2,103	968	1,135
Guarantees	1,945	1,137	808
Client Risk Management	27	6	21
Total Long-Term Finance Own Account Commitments	$12,394	$11,273	$1,121
Short-Term Finance Own Account [a]	5,629	6,094	(465)
Total Own Account Commitments	$18,023	$17,367	$656
Private Capital Mobilization [c]
Private Direct Mobilization	$24,990	$19,352	$5,638
Private Indirect Mobilization	4,085	6,055	(1,970)
Total Private Capital Mobilization	$29,075	$25,407	$3,668
_________
a Starting FY26 Q2, commitments are presented as net commitments, excluding cancellations relating to commitments approved in the same fiscal year. Prior period information has been updated to conform with the current period presentation.
b Debt security commitments are included in loans or equity investments based on their predominant characteristics.
c PCM reported represents long-term finance PCM and excludes public direct mobilization of $3.9 billion in FY26 YTD ($2.1 billion – FY25 YTD).

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Management's Discussion and Analysis
INVESTMENT DISBURSEMENTS
During FY26 YTD, IFC disbursed $13.2 billion for its own account ($13.2 billion – FY25 YTD) as presented in the table below:
Table 5: Disbursements of IFC’s Investment Portfolio

	For the six months ended December 31,
(US$ in millions)	2025	2024	Variance
Loans	$9,481	$10,005	$(524)
Equity Investments	1,371	903	468
Debt Securities	2,314	2,288	26
Total Investment Disbursements	$13,166	$13,196	$(30)
INVESTMENT PORTFOLIO
IFC’s total disbursed investment portfolio (a non-GAAP performance measure) was $73.2 billion as of December 31, 2025 ($68.5 billion – June 30, 2025), as presented in the table below:
Table 6: Disbursed Investment Portfolio

	December 31, 2025		June 30, 2025
(US$ in millions)	Disbursed Investment	As a % of Total	Disbursed Investment	As a % of Total
Loans	$46,865	64%	$43,694	64%
Equity Investments	12,157	17	11,441	17
Debt Securities	14,202	19	13,414	19
Total Disbursed Investment Portfolio	$73,224	100%	$68,549	100%
The breakdown of committed investment portfolio (sum of (i) committed but undisbursed balance; and (ii) disbursed and outstanding balance) as of December 31, 2025 and June 30, 2025 is presented in the table below:
Table 7: Committed Investment Portfolio

(US$ in millions)	December 31, 2025	June 30, 2025	Variance
Loans and loan-like debt securities [a]	$69,979	$65,473	$4,506
Equity and equity-like debt securities [a]	16,930	15,624	1,306
Guarantees and Client Risk Management	11,846	9,103	2,743
Total Committed Investment Portfolio	$98,755	$90,200	$8,555
_______
a Loan-like and equity-like instruments are reported as debt securities on IFC’s condensed consolidated financial statements.
The carrying value of IFC’s investment portfolio comprises: (i) the disbursed investment portfolio; (ii) less reserve against losses on loans and debt securities; (iii) unamortized deferred loan origination fees; (iv) less disbursed amounts allocated to equity related options reported separately in derivative assets; (v) unrealized gains and losses on equity investments held by consolidated variable interest entities; and (vi) unrealized gains and losses on investments. The breakdown of IFC's investment portfolio as of December 31, 2025 and June 30, 2025 is presented in the table below:
Table 8: The Carrying Value of IFC’s Investment Portfolio

(US$ in millions)	December 31, 2025	June 30, 2025	Variance
Loans	$45,341	$42,229	$3,112
Equity Investments	12,982	11,777	1,205
Debt Securities	14,267	13,514	753
Total Investments	$72,590	$67,520	$5,070

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Management's Discussion and Analysis
Loans
The carrying value of IFC’s loan portfolio increased by $3.1 billion (7.4%) to $45.3 billion as of December 31, 2025. The increase was primarily driven by disbursements partially offset by repayments, prepayments and cost of sales. See breakdown of the movement in the figure below:
Figure 3: Carrying Value of Loan Portfolio (US$ in millions)
_______
*    Mainly represents capitalized interest, unamortized deferred fees and transfers to debt securities and equity.
The weighted average contractual interest rate on loans as of December 31, 2025 was 6.5%, down from 6.7% as of June 30, 2025.
Equity Investments
The carrying value of IFC’s equity investment portfolio increased by $1.2 billion (10.2%) to $13.0 billion as of December 31, 2025. The increase was mainly due to net purchases (purchases net of sales) and changes in fair value. See breakdown of the movement in the figure below:
Figure 4: Carrying Value of Equity Investment Portfolio (US$ in millions)
_______
*    Mainly represents liquidations, conversions and transfers from loans and debt securities to equity investments.

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Management's Discussion and Analysis
Debt Securities
The carrying value of IFC’s debt security portfolio increased by $753 million (5.6%) to $14.3 billion at December 31, 2025. The increase was primarily driven by net purchases (purchases net of redemptions, prepayments and cost of sales). See breakdown of this movement in the figure below:
Figure 5: Carrying Value of Debt Security Portfolio (US$ in millions)
_________
*    Mainly represents conversions and transfers from loans to debt securities and capitalized interest.
Guarantees and Partial Credit Guarantees
IFC provides guarantees for loans and debt securities, including portfolio risk sharing facilities and trade obligations of clients, covering both commercial and non-commercial risks. Outstanding guarantees (i.e., not called) totaling $8.9 billion were outstanding as of December 31, 2025 ($6.6 billion – June 30, 2025).
Managed Co-Lending Portfolio Program (MCPP)
MCPP creates diversified portfolios of emerging market private sector loans. MCPP builds a loan portfolio for an investor that mirrors the portfolio IFC is creating for its own account. Investors pledge capital upfront and then as IFC identifies eligible projects, investor exposure is allocated alongside IFC’s own investment in accordance with the terms of the managed co-lending agreement.
As of December 31, 2025, and June 30, 2025, eighteen global investors have pledged $19.2 billion to the MCPP, with certain programs investing across all sectors and others focused on real sector or financial institutions exclusively. Investors have also approved funding for 402 projects totalling $16.5 billion across 72 countries as of December 31, 2025, up from 371 projects totaling $14.4 billion across 72 countries as of June 30, 2025. Of these, $12.4 billion ($11.6 billion – June 30, 2025) has been committed. IFC will continue to deploy the remaining funds raised as IFC identifies projects that meet investors’ investment criteria.
IDA-PSW
The IDA Private Sector Window (PSW) was created under IDA's Eighteenth Replenishment of Resources (IDA18) to mobilize private sector investment in IDA-only member countries and IDA-eligible Fragile and Conflict-affected Situations (FCS). Under IDA21, $3.2 billion has been allocated to the PSW, including $500 million of economic capital that IFC has set aside. During FY26 YTD, $150 million had been committed under the IDA21 PSW envelope. In addition, $66 million was committed under the capital set aside by IFC under IDA21 PSW.

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Management's Discussion and Analysis
IFC-managed funds
IFC’s Equity Mobilization Department (AMC) invests third-party capital and IFC capital, enabling outside investors to invest alongside IFC in developing markets. Investors in funds managed by IFC’s Equity Mobilization Department have included sovereign wealth funds, national pension funds, multilateral and bilateral development institutions, national development agencies and international financial institutions (IFIs).
As of December 31, 2025, IFC’s Equity Mobilization Department managed multiple funds (collectively referred to as the AMC Funds), in its capacity as General Partner (GP)/Manager of these funds. However, none of these funds require consolidation by IFC, because the third party limited partners of these funds have a substantive ability to remove IFC as GP/Manager. All of IFC’s Equity Mobilization Department’s Funds are investment companies and are required to report their investment assets at fair value through net income. IFC’s commitment ownership interests in these AMC Funds are shown in the following table:

AMC Funds	IFC’s commitment ownership interest
IFC Capitalization (Equity) Fund, L.P. [a]	61%
IFC African, Latin American and Caribbean Fund, LP	20%
IFC Catalyst Funds [b]	18%
IFC Global Infrastructure Fund, LP	17%
IFC Financial Institutions Growth Fund, LP	30%
IFC Global Emerging Markets Fund of Funds [c]	19%
IFC Middle East and North Africa Fund, LP	37%
IFC Emerging Asia Fund, LP	22%
IFC GEMFOF 2 SMA, LP	—%
IFC Emerging Markets Sustainability Fund of Funds, LP	—%
TfL IFC Growth and Sustainability, LP	—%
_________
a By virtue of certain rights granted to non-IFC limited partner interests, IFC does not control or consolidate this fund.
b The commitment ownership interest of 18% reflects IFC’s ownership interest taking into consideration the overall commitments for the IFC Catalyst Funds, which comprises IFC Catalyst Fund, LP, IFC Catalyst Fund (UK), LP and IFC Catalyst Fund (Japan), LP (collectively, IFC Catalyst Funds). IFC does not have a commitment ownership interest in either the IFC Catalyst Fund (UK), LP or the IFC Catalyst Fund (Japan), LP.

c The commitment ownership interest of 19% reflects IFC’s ownership interest taking into consideration the current committed amounts for the IFC Global Emerging Markets Fund of Funds, which comprises IFC Global Emerging Markets Fund of Funds, LP and IFC Global Emerging Markets Fund of Funds (Japan Parallel), LP. IFC does not have a commitment ownership interest in the IFC Global Emerging Markets Fund of Funds (Japan Parallel), LP.

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Management's Discussion and Analysis
In FY26 YTD, the IFC Capitalization (Subordinated Debt) Fund, L.P was liquidated. AMC Funds and their activities as of December 31, 2025 and for FY26 YTD and FY25 YTD are summarized as follows:
Table 9: AMC Funds

	Through December 31, 2025				For the six months ended
	Total funds raised since inception			Cumulative investment commitments [a]	December 31, 2025		December 31, 2024
(US$ in millions)	Total	From IFC	From other investors		Committed Amount [b]	Disbursed Amount	Committed Amount [b]	Disbursed Amount
Current Funds
IFC Capitalization (Equity) Fund, L.P.	$1,275	$775	$500	$1,214	$—	$—	$—	$—
IFC African, Latin American and Caribbean Fund, LP	1,000	200	800	863	—	—	—	—
IFC Catalyst Fund, LP, IFC Catalyst Fund (UK), LP and IFC Catalyst Fund (Japan), LP (collectively, Catalyst Funds)	418	75	343	361	—	1	—	3
IFC Global Infrastructure Fund, LP [c]	1,430	200	1,230	902	—	—	—	—
IFC Global Emerging Markets Fund of Funds, LP and IFC Global Emerging Markets Fund of Funds (Japan Parallel), LP (collectively, GEM Funds)	800	150	650	757	—	14	—	11
IFC Middle East and North Africa Fund, LP	162	60	102	74	—	—	—	—
IFC Financial Institutions Growth Fund, LP	505	150	355	356	—	—	2	2
IFC Emerging Asia Fund, LP	693	150	543	592	—	—	2	2
IFC GEMFOF 2 SMA, LP [d]	100	—	100	41	—	4	20	—
IFC Emerging Markets Sustainability Fund of Funds, LP [d]	139	—	139	102	47	15	—	—
TfL IFC Growth and Sustainability, LP [d]	125	—	125	14	—	2	14	1
Current Funds Total	$6,647	$1,760	$4,887	$5,276	$47	$36	$38	$19

Former Funds
Africa Capitalization Fund, Ltd.	$182	$—	$182	$130	$—	$—	$—	$—
China-Mexico Fund, LP [e]	1,200	—	1,200	362	—	—	—	—
IFC Russian Bank Capitalization Fund, LP	550	250	300	82	—	—	—	—
Women Entrepreneurs Debt Fund, LP	115	30	85	110	—	—	—	—
IFC Capitalization (Subordinated Debt) Fund, L.P.	1,725	225	1,500	1,614	—	—	—	—
Former Funds Total	$3,772	$505	$3,267	$2,298	$—	$—	$—	$—
Grand Total	$10,419	$2,265	$8,154	$7,574	$47	$36	$38	$19
_________
a Net of commitment cancellations.
b Committed amount made by AMC Funds. Excludes commitment cancellations from prior periods.
c Includes co-investment fund managed by AMC on behalf of Fund LPs.
d Fund is in investment period.
e AMC ceased to be the manager of the China-Mexico Fund, LP on September 15, 2023.

INTERNATIONAL FINANCE CORPORATION	Page 17

Management's Discussion and Analysis
UPSTREAM AND ADVISORY SERVICES
In the continuum of development solutions offered by IFC, Advisory plays a crucial early-stage role by laying the groundwork for investment or as a follow-on to enhance its impact. Advisory services may include working in collaboration with the other entities within the World Bank Group to advise governments on improving the enabling environment, assisting industry bodies to promote global standards, and supporting private companies to foster sustainable and responsible private sector investments – contributing to costs and efforts to assess investment feasibility and at times using IFC resources to fund project development. This is especially vital in low-income and fragile contexts, where market creation is necessary before private sector investments can thrive.
At the core of this continuum is Upstream, which encompasses proactive activities designed to stimulate specific opportunities that facilitate the flow of private capital, both domestic and foreign. Upstream activities have a much shorter and clearer line of sight to investment. Together, these functions are essential to advancing IFC’s development ambitions: an Upstream & Advisory-enabled Corporation seeks to expand market size by unlocking, developing, and enabling incremental investment opportunities while generating a long-term pipeline of bankable transactions, focusing on continued scale-up of business development efforts in strategic areas such as climate, inclusive growth, and IDA-FCS development. These efforts aim to enable essential private sector investments at scale to address the world’s most pressing development priorities.
In FY26 YTD, IFC spent $129 million2 ($124 million – FY25 YTD) to support hundreds of Upstream and Advisory engagements across all regions and industries. Of the 706 currently active engagements, 104 were newly recorded in FY26 YTD (117 – FY25 YTD). Upstream-enabled long-term finance commitments in FY26 YTD totaled $7.9 billion ($6.9 billion – FY25 YTD).
2 The program expenditure presented herein is based on the Operational reporting methodology, which includes all project expenditures associated with an Advisory project. This does not include program expenditure associated with IFC’s Upstream project development activities.

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Management's Discussion and Analysis
SECTION IV: LIQUID ASSETS
All liquid assets are managed in accordance with an investment authority approved by the Board and the Funding and Liquid Asset Management Directive approved by IFC’s Corporate Risk Committee, a subcommittee of IFC’s Management Team.
Liquid assets are funded from two sources: borrowings from the market and capital (net worth), and are managed in several sub-portfolios related to these sources. Proceeds of borrowings from market sources not immediately disbursed for loans and loan-like debt securities are managed internally by IFC against money market benchmarks within the Market Funded portfolio. The portion of IFC’s net worth not invested in equity and equity-like investments is managed internally by IFC against a U.S. Treasury benchmark within the Net Worth Funded portfolio. Refer to Section V: Funding Resources for additional details on borrowings.
IFC generally invests its liquid assets in highly rated fixed and floating rate instruments issued by, or unconditionally guaranteed by, governments, government agencies and instrumentalities, multilateral organizations, and high-quality corporate issuers. These include asset-backed securities (ABS), mortgage-backed securities (MBS), time deposits, and other unconditional obligations of banks and financial institutions. Diversification across multiple dimensions ensures a favorable risk return profile. IFC manages the individual liquid asset portfolios on an aggregate portfolio basis against each portfolio's benchmark within specified risk parameters. In implementing these portfolio management strategies, IFC utilizes derivative instruments, principally currency and interest rate swaps, foreign exchange forward contracts, and futures and options, and it takes positions in various industry sectors and countries.
IFC’s liquid assets are accounted for as trading portfolios. The Net Asset Value of IFC's liquid asset portfolio as of December 31, 2025 and June 30, 2025 is presented in the table below:
Table 10: Liquid Asset Portfolio Net Asset Value

(US$ in millions)	December 31, 2025	June 30, 2025	Variance
Market Funded portfolio	$25,519	$26,502	$(983)
Net Worth Funded portfolio	17,903	18,282	(379)
Total Liquid Asset portfolio	$43,422	$44,784	$(1,362)
The Market Funded portfolio decreased as net loan disbursements exceeded net inflows from borrowings in FY26 YTD. The Net Worth Funded portfolio also declined, reflecting growth in the equity and quasi-equity investments portfolio.

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Management's Discussion and Analysis
SECTION V: FUNDING RESOURCES
BORROWINGS
The major source of IFC’s borrowings is the international capital markets. Under IFC's Articles of Agreement, IFC may borrow in the public markets of a member country only with approvals from that member, together with the member in whose currency the borrowing is denominated. IFC also employs structured funding transactions, such as securitizations through special purpose vehicles, to diversify its funding sources and transfer portions of the economic risk associated with certain loan portfolios to third-party investors.
Substantially all borrowings are carried at fair value under the Fair Value Option. The outstanding borrowings (including fair value adjustments) on IFC's condensed consolidated balance sheets as of December 31, 2025 and June 30, 2025 are presented in the table below:
Table 11: Borrowings Outstanding

(US$ in millions)	December 31, 2025	June 30, 2025	Variance
Short-term borrowings under the discount note program	$2,643	$2,337	$306
Medium and long-term borrowings	70,141	69,113	1,028
Securitized borrowings	341	—	341
Total outstanding borrowings	$73,125	$71,450	$1,675
The increase in outstanding borrowings was mainly due to net issuances (new issuances net of maturities and repayments) partially offset by fair value unrealized gains as shown in the figure below:
Figure 6: Borrowings Outstanding (US$ in millions)
______
*    Includes medium and long-term borrowing program and securitized borrowings
Market borrowings are generally swapped into floating-rate obligations denominated in U.S. dollars. On occasion, IFC uses its borrowings as a tool to promote capital markets development or to directly support clients in emerging and frontier markets and this can result in raising local currency funds that are not swapped. As of December 31, 2025, non-U.S. dollar denominated market borrowings without interest rate or currency hedges accounted for 1% of the total borrowings from market sources (1% – June 30, 2025), with outstanding balances amounting to $726 million ($614 million – June 30, 2025). These borrowings were denominated in various currencies, mainly in new Romanian lei, Kenyan shilling, and Georgian lari.
IFC maintains short-term discount note programs in U.S. dollars and Chinese renminbi as a tool to provide additional funding and liquidity management. These programs support IFC’s trade finance and supply chain initiatives and expand the availability of short-term local currency finance. The discount note programs offer issuances with maturities ranging from overnight to one year.
During FY26 YTD, IFC raised $15.8 billion in borrowings ($12.4 billion – FY25 YTD), including $10.0 billion under the medium and long-term borrowing program ($8.3 billion – FY25 YTD), $345 million from securitized borrowings issued through special purpose vehicles ($0 – FY25 YTD), and $5.5 billion under the short-term discount note program ($4.1 billion – FY25 YTD).

INTERNATIONAL FINANCE CORPORATION	Page 20

Management's Discussion and Analysis
CAPITAL AND RETAINED EARNINGS
As of December 31, 2025 and June 30, 2025, IFC's capital comprised the following:
Table 12: IFC's Capital

(US$ in millions)	December 31, 2025	June 30, 2025
Authorized capital	$25,080	$25,080
Subscribed capital	24,633	24,511
Less: unpaid portion of subscriptions	(522)	(502)
Paid-in capital	24,111	24,009
AOCI	1,364	1,617
Retained earnings	16,761	15,302
Total Capital	$42,236	$40,928
The subscription and payment periods for the 2018 Selective Capital Increase (SCI) and the subscription period for the General Capital Increase (GCI) closed on April 16, 2025. The payment deadline for the GCI was extended to April 16, 2026. In November 2025, the Board of Governors approved the reallocation of unsubscribed or subscribed but unpaid SCI shares for eligible member countries to complete the subscription process by April 16, 2026. As of December 31, 2025, a total of $5.1 billion (GCI – $4.2 billion and SCI – $884 million) was subscribed by 156 member countries and payments of $4.5 billion (GCI – $3.7 billion and SCI – $762 million) were received from 135 member countries.
As of December 31, 2025 and June 30, 2025, retained earnings comprised the following:
Table 13: IFC's Retained Earnings Composition

(US$ in millions)	December 31, 2025	June 30, 2025
General Reserve	$14,275	$12,913
Other Reserves
Funding Mechanism for Technical Assistance and Advisory Services (FMTAAS) Reserve	181	140
Creating Markets Advisory Window (CMAW) Reserve	240	101
Small and Medium Enterprise (SME) Ventures Reserve	9	9
Surplus	100	—
Frontier Opportunities Fund (FOF) Reserve	100	100
Total Other Reserves	630	350
Cumulative fair value and other adjustments[a]	719	158
Unallocated Net Income	1,137	1,881
Total Retained Earnings	$16,761	$15,302
_________
a Other adjustments include income associated with PCRF.
Net Income Allocations
Management recommends allocations of net income to the Board at the end of each fiscal year, to support IFC's operations as well as other developmental activities. Recommendations are based on IFC's allocable income. Amounts designated for other developmental activities are determined based on a Board approved income-based (sliding scale) formula and on a principles-based Board-approved financial distribution policy, and are subject to the Board approval. Consistent with the Board-approved framework, no allocations to other developmental activities are made if IFC’s Capital Utilization Ratio exceeds 88%. The framework also prioritizes future net income allocations based on IFC’s CUR to the Creating Markets Advisory Window (CMAW), established in fiscal year 2018 to support market creation in IDA-eligible member countries and FCS, and to the Funding Mechanism for Technical Assistance and Advisory Services (FMTAAS) up to a specified cushion.
FY25 Net Income Allocations
On September 30, 2025, the Board of Directors approved the allocation of $178 million to the CMAW reserve, $70 million to the FMTAAS reserve, and $1,362 million to the General Reserve from IFC's FY25 net income. This approval was noted by the Board of Governors on October 17, 2025. Additionally, the Board of Governors approved the allocation of $100 million from IFC’s FY25 net income to the Surplus account and delegated to the Board of Directors the authority to approve the transfer of $100 million from the Surplus account to the Frontier Opportunities Fund.

INTERNATIONAL FINANCE CORPORATION	Page 21

Management's Discussion and Analysis
SECTION VI: RISK MANAGEMENT
ENTERPRISE RISK MANAGEMENT
IFC’s enterprise risk management (ERM) framework is designed to enable prudent management of potential financial, non-financial and reputational impacts that originate from the Corporation’s business activities.
IFC has defined three explicit Risk Management Objective Statements at the corporate level which are derived from IFC’s purpose, business scope, strategic objectives, and the risks that it faces.
Key Risk Management Objectives
▪Development Impact – IFC will maximize developmental impact by focusing on the World Bank Group’s mission to end extreme poverty and boost shared prosperity on a livable planet, while maintaining financial sustainability and safeguarding its brand.
▪Financial Sustainability – IFC will generate and maintain sufficient financial resources, conduct its business and manage risk consistent with standards implied by a AAA/Aaa rating.
▪Safeguarding Reputation – In determining what engagements and activities to pursue, IFC will assess whether any potential adverse impact to its reputation is in balance with the potential development impact.
IFC’s Enterprise Risk Management follows the shared-responsibility principle, and IFC’s risk governance structure is built on the “three lines model” as defined below:
▪1st Line – All staff engaged in the business origination, revenue generating and client facing areas of IFC and all associated support functions including Investment, Advisory and Treasury staff which are not risk, control or compliance monitoring functions.
▪2nd Line – Staff in risk, controllers, legal, compliance and communication functions independent of the first line provide oversight and challenge over financial and operational risk activities.
▪3rd Line – Internal Audit provides independent oversight.
IFC has established an enterprise level risk taxonomy to categorize and define various types of risks it faces, to aid in systematic risk identification, assessment, and management across the organization. A summary of IFC’s risk mitigations for each major category of risk is presented below.
CREDIT RISK
IFC defines credit risk as the risk of loss of principal or loss of an expected financial return due to credit events such as a default or downgrade in credit ratings or any other failure to meet a contractual obligation that results in financial loss. IFC is exposed to credit risk in its Debt portfolio3 and to investment and counterparty credit risk in its liquid asset portfolio.
Investment Operations
Credit risk in investment projects is actively managed throughout the project life cycle. Investment teams are responsible for gathering the necessary information from the client and other relevant stakeholders to verify the financial viability of each project, and for assigning a credit rating at defined stages in the project approval process. The credit rating, investment size, product type and other project-related risks determine the authority level required for the approval of each transaction. Projects are subject to independent credit review either at specific project level or at portfolio level under a small project delegation. A credit officer within the independent Risk and Finance Vice Presidency participates in the specific project level approval process. Projects are approved with reference to a number of operational and prudential limits approved by the Corporate Risk Committee, including limits related to single project or client exposure, single country exposure, and sector concentration.
The credit risk of loans is quantified in terms of the probability of default, loss given default and exposure at risk. These risk parameters are used in the processes such as determining risk-based returns, project-based capital allocation, exposure limits and for establishing the reserve against losses on loans under the Current Expected Credit Losses accounting standard.

3 Debt portfolio herein the section refers to loans and loan-like debt securities.

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Management's Discussion and Analysis
Selected indicators of credit risk exposure in IFC’s Debt Portfolio, together with the five-year trend of non-performing loans (NPLs), are provided below:
Table 14: IFC's Debt Portfolio Credit Risk Indicators

(US$ in millions, except for %)
INDICATOR	December 31, 2025	June 30, 2025	Variance %
NPLs as % of the debt portfolio	1.5%	1.5%	—%
Principal amount outstanding on NPLs	$907	$871	$36
Total reserve against losses on loans as % of NPLs	165.6%	161.8%	3.8%
Figure 7: NPLs as Percentage of Disbursed Debt Portfolio (US$ in millions, except for %)

$ NPLs
% of disbursed debt portfolio
1,329
3.9
1,124
2.7
898
1.8
871
1.5
907
1.5
Jun-22
Jun-23
Jun-24
Jun-25
Dec-25

Additional details are provided in Section VII: Results of Operations (Provision for Losses on Loans, Available-for-sale Debt Securities, Off-balance-sheet Credit Exposures and Other Receivables).
Treasury Operations
IFC manages its exposures to investments and counterparties in its Treasury operations to mitigate potential losses from the failure by a counterparty to fulfill its contractual obligations. Counterparty eligibility criteria are set by Authorizations from the Board of Directors and by Directives approved by IFC’s Corporate Risk Committee. Eligible investments and counterparties are predominantly sovereign governments, government agencies, structured finance instruments, banks, and financial institutions with high-quality credit ratings issued by leading international credit rating agencies.
Treasury operations counterparties remain well diversified by sector and geography. In accordance with its agreements with counterparties, as of December 31, 2025, IFC held $342 million in cash and $22 million in securities as collateral for changes in mark-to-market exposures on open trades ($346 million in cash and $0 in securities – June 30, 2025). In terms of Treasury’s credit profile, IFC invests its U.S. dollar liquid assets in deposits with highly-rated banks and in securities for which the ratings are generally AA- or higher, reflecting the primary objective of principal protection.
MARKET RISK
Market risk is the risk of losses due to movement in market factors such as interest rates, credit spreads, equity, foreign exchange or commodity prices. IFC’s exposure to market risk is mitigated by its matched funding policy, whereby it uses derivative instruments to convert loans funded from market borrowings, and the market borrowings themselves, into floating rate U.S. dollar assets and liabilities with similar duration. Similarly, market risk resulting from derivative transactions with clients, to facilitate clients’ risk management, is typically mitigated by entering into offsetting positions with highly rated market counterparties. IFC’s exposure to unhedged market risk arises primarily from its listed and unlisted equity investments in emerging markets, its quasi-equity loans, and its net worth funded Treasury liquid asset portfolio.

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Management's Discussion and Analysis
Equity Investments
The risk of loss in value of IFC’s emerging markets equity investments is mitigated primarily by applying the same limits framework, decision-making process and portfolio management methods as described above for its lending operations. IFC has a multi-year horizon for its equity investments and accepts short-term price volatility of these investments, which can be significant.
During FY26 Q2, equity markets continued trading at record levels. The S&P 500, representing US markets, rose 2%, while Europe’s largest stocks, as measured by Euro Stoxx 50, rose 5%. Emerging market indices also increased, with the Morgan Stanley Capital International (MSCI) Emerging Market total return index up by 5%. The U.S. dollar declined slightly (-1%) against a basket of emerging market currencies (JPMorgan EM currency index). IFC remains focused on growing its equity book and rigorous analysis of macroeconomic trends continues to be crucial in guiding business generation as well as informing decision-making throughout the project life cycle.
Liquid Asset Portfolio
Market risk in IFC’s liquid asset portfolio is managed according to the risk appetite chosen by IFC Management using derivatives and other financial instruments such as over-the-counter foreign exchange forward agreements, interest rate and currency swaps, and exchange-traded interest rate futures. Overall market risk exposure is also subject to daily monitoring, based on Directives approved by the Corporate Risk Committee, which limit interest rate, credit spread, and foreign exchange risk.
Interest rate volatility remained the largest driver of market risk in IFC’s Liquid Asset portfolio due to the unhedged investments in U.S. Treasury securities funded from IFC’s net worth. To manage risks associated with interest rate, foreign exchange, and credit spread risks, a system of limits has been employed and closely monitored on a daily basis to ensure ongoing compliance throughout the fiscal year.
LIQUIDITY, FUNDING AND ASSET LIABILITY MANAGEMENT (ALM) RISK
IFC defines liquidity and funding risk as the risk that, over a specific horizon, IFC will be unable to meet the demand for additional funds required to support its operations due to either funding or liquidity issues or both. IFC faces liquidity risk in its core development finance activities because its investments (loans, equity investments and debt securities) are predominantly illiquid in nature due to the lack of capital flows, the infrequency of transactions, and the lack of price transparency in many emerging markets. To offset this risk, IFC maintains appropriate liquid assets funded from its net worth and market borrowings. IFC manages the risk of mismatches in foreign exchange rates, interest rates, and maturity dates between balance sheet assets and liabilities.
Liquid Asset Portfolio
Liquidity risk in the liquid asset portfolio is addressed by liquidity coverage ratios and strict investment eligibility criteria defined in Directives approved by the Corporate Risk Committee. Liquidity coverage ratios include time horizons between 30 days and 3 years, and consider both normal and stressed cash flow requirements. Examples of eligibility criteria include minimum issuance sizes required for bond investments, limits on single bond issue concentration, limitations on concentration of exposure to bank counterparts for deposits and limits on the percentage of total bond issuance held by IFC. Consequently, a significant portion of the liquid asset portfolio is invested in highly liquid securities such as high-quality sovereign, sovereign-guaranteed, and supranational fixed income instruments. IFC expects to continue to be able to realize these assets as needed to meet its cash requirements, even in a liquidity crisis.
Funding
IFC’s funding operations ensure that IFC has the funds required for its lending operations, and that it has sufficient liquidity to safeguard its AAA/Aaa rating and fulfill its counter-cyclical role. IFC can access a variety of funding markets, including the U.S. dollar market, British pound market and the Australian dollar market, as well as private placement and retail markets. IFC’s discount note program complements its traditional funding sources by providing swift access to short-term funded liquidity. IFC’s AAA/Aaa rating is critical to the Corporation’s ability to maintain its low cost of funds. Regular issuance in a variety of markets serves to sustain investor confidence and maintain a diversified investor base.
Asset-Liability Management
While IFC’s matched-funding policy helps mitigate currency and interest rate risk, IFC is still exposed to residual market risks in the market borrowings-funded portion of the balance sheet. Residual currency risk arises from factors such as changes in the level of reserve for losses on non-U.S. dollar loans. The aggregate position in each lending currency is monitored and the risk is managed within the limits established for each currency and the total exposure for all currencies. Residual interest rate risk may arise from differing interest rate reset dates on assets and liabilities or from assets that may become mismatched with hedges over time due to write-downs, prepayments, or rescheduling. The residual interest rate risk is managed by measuring the sensitivity of the present value of assets and liabilities in each currency to a one basis point change in interest rates and managing exposures to within the established limits for each currency and the total exposure for all currencies.

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Management's Discussion and Analysis
OTHER FINANCIAL RISKS
IFC also faces Capital Risk and Pension risk. Capital risk is the risk to IFC’s AAA/Aaa rating resulting from a low capital adequacy position, in which available capital falls below the level of capital required to support IFC’s activities. Pension Risk is the risk that IFC’s defined-benefit pension plan is underfunded, leading to the need for additional financial support by IFC.
OPERATIONAL RISK MANAGEMENT
Consistent with the Basel Framework, IFC defines operational risk as the risk of loss resulting from inadequate or failed internal processes, people and systems, or from external events, and holds economic capital against such risks. Given IFC’s business model, both financial and non-financial potential impacts are considered for operational risk.
IFC’s Operational Risk Management (ORM) program conforms to a Directive approved by the Corporate Risk Committee (CRC), which defines the management of, and roles and responsibilities for, operational risk management in the Corporation.
IFC’s Operational Risk Management (ORM) team-acts as the second line for operational risk management, in line with the “Three Lines” industry standard model. As the second line, the ORM team develops and implements policies, procedures, guidelines, and tools to identify, assess, mitigate, monitor, and report on operational risks for the Corporation. The team is responsible for quarterly operational risk reporting to IFC’s Corporate Risk Committee and to the Audit Committee of the Board. The team also provides advice and guidance to business stakeholders on operational risk matters and best practices.
STRATEGIC AND BUSINESS RISK
These are risks that are specific to IFC given its mission and strategy, and include Strategic Risk, Environment & Social Risk, Climate Risk, Corporate Governance Risk, Integrity Risk, Anti-Money Laundering/ Combating the Financing of Terrorism (AML/CFT) Risk and External Financing Risk.
Strategic Risk
IFC defines strategic risk as the risk associated with initial strategy selection, execution, or modification over time, resulting in a lack of achievement of overall objectives.
Environment and Social (E&S) Risk
Environment and Social (E&S) risk is the risk that IFC cannot effectively engage with and influence clients to fulfill the requirements of IFC’s E&S Performance Standards, within a reasonable period of time, potentially causing significant or material adverse impacts to people or the environment.
In addition to promoting E&S standards and disclosure across emerging markets, IFC builds internal and external capacity to identify, assess and mitigate E&S risks. IFC continuously strengthens its E&S risk management approach by improving its internal E&S systems, procedures and practices, including contextual risk assessment in due diligence and supervision; building capacity through internal and external training and advisory or enhanced client supervision; fostering project-level grievance mechanisms; clarifying the application of IFC’s E&S requirements for clients, including cross-cutting topics such as climate change, gender, human rights and water, which are addressed across multiple Performance Standards. At the project level, IFC manages E&S risks in accordance with its Sustainability Policy and E&S Review Procedures. IFC provides capacity building, guidance, and support to its clients in identifying, assessing and mitigating E&S risks through standards, guidelines, guidance notes, good practice notes, tip sheets, handbooks, tools, training and other knowledge products. In April 2025, IFC together with MIGA launched a multi-year process to update and merge their respective E&S and disclosure policies and standards and to align these with IBRD/IDA’s existing public-sector E&S requirements. The refreshed WBG private sector requirements and existing WBG public sector requirements will become part of a unified WBG E&S Framework under a joint WBG Vision for Sustainable Development.
Corporate Governance Risk
Corporate governance risk is the risk that IFC’s investment clients have inadequate corporate governance which could lead to negative financial impact or reputational harm to IFC.
IFC promotes better standards of corporate governance and disclosures across emerging markets and builds internal and external capacity to identify, assess and mitigate these risks. IFC has integrated its corporate governance offering both in its investment and advisory services, providing internal support for assessing corporate governance risks at the project level; building capacity through internal and external training, practice notes, tip sheets, handbooks, tools, training and other knowledge products; and providing advice to clients and market intermediaries. Cross-cutting themes are integrated into the offering, including governance of E&S, climate governance, women on boards and in business leadership, and sustainability reporting. At the project level, IFC manages corporate governance risks in accordance with its Corporate Governance Directive and Procedures.

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Management's Discussion and Analysis
Climate Risk
Climate Risk, as defined by IFC, encompasses the actual or potential negative effects of climate-related conditions and events on IFC's investments, corporate operations, reputation or consolidated financial statements. There are two primary climate-related risk categories: (1) physical risks and (2) transition risks.
“Physical risks” include both “acute” and “chronic” physical risks to business operations. Acute physical risks are event-driven, stemming from short-term extreme weather events like hurricanes, floods, tornadoes, wildfires, storms, drought or heatwaves. Chronic physical risks emerge from longer-term shifts in climate patterns, such as progressive changes in precipitation and temperature which could lead to rising sea levels, alteration of ecosystems, desertification, water scarcity, soil degradation, and deterioration of marine ecology.
“Transition risks” are attributable to the global shift towards a lower-carbon economy. These risks are multifaceted and arise from changes in law or regulation, public policies, technological breakthroughs, shifts in investor and public sentiment, and disruptive innovations in business models aimed at addressing climate change.
These risks could carry financial and non-financial implications for IFC.
Integrity, Money Laundering and Terrorist Financing, and Tax Risks
These are interrelated risks that IFC’s Clients may have ineffective governance structures and/or controls to manage exposure to integrity risk, money laundering and terrorist financing (ML/TF) risk and tax risk. Integrity risks are the risks of engaging with external institutions or persons whose background or activities, may have adverse reputational and, often, financial impact on IFC.
IFC works with a wide range of clients and partners in Investment Operations, Upstream and Advisory Services activities, from multinational to small companies, and from government institutions to non-governmental organizations. Thus, each transaction or service opportunity presents unique integrity risks, affected by different factors, including the type of engagement, financial instrument, structure, geography and duration of the engagement. IFC conducts integrity due diligence on clients and partners to manage these risks and to mitigate them where it reasonably can, both before engagement and on an ongoing basis during the engagement.
ML/TF risk is the risk that IFC’s financial intermediary clients may have ineffective controls to manage exposure to money laundering and terrorist financing risk, subjecting IFC to potential integrity, reputational, or financial risk. IFC conducts anti-money laundering (AML) / combating the financing of terrorism (CFT) due diligence on financial institution clients and funds in addition to its integrity due diligence to determine whether:
1.the client’s AML/CFT procedures and controls are structured to comply with relevant AML/CFT standards;
2.the AML/CFT procedures and controls are appropriate for the client’s business and operating environments;
IFC has been strengthening its AML capacity, through in-house training of its business teams and roll out of technical capacity building programs (e.g., to promote the countering of trade-based money laundering for financial institutions in developing markets).
Tax risk is the risk that IFC’s clients or projects may be structured to evade taxes or facilitate abusive tax planning. To address this, a systematic approach to tax due diligence (TDD) is applied through the World Bank Group’s Intermediate Jurisdictions policy and IFC’s Tax Due Diligence Procedures. TDD seeks to verify: (i) compliance of intermediate jurisdictions with globally accepted tax standards with primary focus on tax transparency; (ii) the rationale for the use of intermediate jurisdictions; (iii) arm’s length pricing of cross-border inter-group transactions, along with other key tax risk flags that examine the tax guidance of the underlying project company. These established processes apply to all investment projects and ultimately aim to mitigate the risks of abusive tax structuring by IFC’s clients that risk eroding the tax base of project countries. IFC is raising awareness of TDD through targeted trainings for regional and industry teams. In addition, IFC promotes responsible tax practices among its current and prospective clients as well as contributes to global tax policy discussions on topics relevant to its TDD processes.
IFC is currently conducting a review of the World Bank Group’s Intermediate Jurisdictions policy and its implementation, with respect to IFC operations.
External Financing Risk
As well as using its own resources to invest in and provide advice to clients, IFC raises additional funds from public and private sector institutional investors, lenders and donors through several different mechanisms. External financing risk is the risk that when entrusted with oversight of such funds, IFC does not meet its contractual obligations to the third parties involved.

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Management's Discussion and Analysis
SECTION VII: RESULTS OF OPERATIONS
OVERVIEW
The overall market environment has a significant influence on IFC’s financial performance. The main elements of IFC’s net income and other comprehensive income, and influences on the level and variability of net income and other comprehensive income from period to period are shown below:
Table 15: Main Elements of Net Income and Other Comprehensive Income

ELEMENTS	SIGNIFICANT INFLUENCES
Net income:
Yield on interest earning assets (principally loans)
Market conditions including spread levels and degree of competition. Nonaccruals and recoveries of interest on loans formerly in nonaccrual status, and income from participation notes on individual loans are also included in income from loans.

Liquid asset income
Realized and unrealized gains and losses on the liquid asset portfolio, in particular the portion of the liquid asset portfolio funded by net worth, which are driven by external factors such as the interest rate environment and liquidity of certain asset classes within the liquid asset portfolio.

Income from the equity investment portfolio	Global climate for emerging markets equities, fluctuations in currency markets and company-specific performance for equity investments. Overall performance of the equity portfolio.
Provision for losses on loans, guarantees, and available-for-sale debt securities
Risk assessment of borrowers, probability of default, loss given default, and expected balance at default considering prepayment and disbursement assumptions used to estimate expected utilization rates.

Other income and expenses
Level of advisory services provided by IFC to its clients, the level of expenses from the staff retirement and other benefits plans, the approved and actual administrative expenses, and other budget resources.

Gains and losses on loans, debt securities, borrowings and related derivatives
Principally, differences between changes in fair values of borrowings, excluding issuer’s credit spread, and associated derivative instruments; and unrealized gains or losses associated with the investment portfolio including puts, warrants, and stock options, which in part are dependent on the global climate for emerging markets. These securities may be valued using internally developed models or methodologies, utilizing inputs that may be observable or non-observable.

Other comprehensive income:
Unrealized gains and losses on debt securities accounted for as available-for-sale
Global climate for emerging markets, fluctuations in currency and commodity markets and company-specific performance, and consideration of the extent to which unrealized losses are considered a credit loss. Debt securities may be valued using internally developed models or methodologies, utilizing inputs that may be observable or non-observable.

Unrealized gains and losses attributable to instrument-specific credit risk on borrowings at fair value under the Fair Value Option
Fluctuations in IFC’s own credit spread measured against reference rate, resulting from changes over time in market pricing of credit risk. As credit spreads widen, unrealized gains are recorded, and when credit spreads narrow, unrealized losses are recorded.

Unrecognized net actuarial gains and losses and unrecognized prior service costs on benefit plans
Returns on pension plan assets and the key assumptions underlying projected benefit obligations, including financial market interest rates, staff expenses, past experience, and management’s best estimate of future benefit cost changes and economic conditions.

INTERNATIONAL FINANCE CORPORATION	Page 27

Management's Discussion and Analysis
IFC's net income for FY26 YTD and FY25 YTD is presented below:
Table 16: Condensed consolidated statements of operations

	For the six months ended December 31,
(US$ in millions)	2025	2024	Variance
Income from loans and guarantees, including realized gains and losses on loans and associated derivatives	$1,698	$1,720	$(22)
Provision for losses on loans, off-balance-sheet credit exposures and other receivables	(123)	(73)	(50)
Income from equity investments, including realized and unrealized gains and losses on equity and associated derivatives	787	135	652
Income from debt securities, including realized gains and losses on debt securities and associated derivatives	404	415	(11)
Release of provision for losses on available-for-sale debt securities	11	3	8
Income from liquid asset trading activities	1,177	1,143	34
Charges on borrowings	(1,866)	(1,838)	(28)
Other income	281	240	41
Administrative and other expenses	(968)	(896)	(72)
Foreign currency transaction losses on non-trading activities	(71)	(21)	(50)
Income before net unrealized gains and losses on loans, debt securities, borrowings and related derivatives	1,330	828	502
Net unrealized gains on loans, debt securities, borrowings and related derivatives	129	300	(171)
Net income	$1,459	$1,128	$331
The following paragraphs detail significant variances between FY26 YTD and FY25 YTD covering the periods included in IFC FY26 YTD condensed consolidated financial statements. The $331 million increase in net income was primarily a result of the following:
Figure 8: Change in Net Income FY26 YTD vs FY25 YTD (US$ in millions)
_________
* Income from loans and debt securities and treasury income are net of allocated charges on borrowings
** Includes associated derivatives
*** Others mainly represents service fees, and net advisory service expenses

INTERNATIONAL FINANCE CORPORATION	Page 28

Management's Discussion and Analysis
A more detailed analysis of the components of IFC’s net income is as follows:
Income from Loans and Guarantees, including Realized Gains and Losses on Loans and Associated Derivatives
Income from loans and guarantees, including realized gains and losses on loans and associated derivatives for FY26 YTD remained stable at $1.7 billion ($1.7 billion for FY25 YTD).
Non-performing Loans (NPLs)
NPLs increased by $36 million to $907 million4 of the disbursed loan portfolio as of December 31, 2025. The increase was largely due to additions and capitalization of interest that was mostly offset by positive developments. Of the new NPLs recognized in FY26 YTD, the two largest loans accounted for a total of $123 million.
Figure 9: Non-performing Loans (US$ in millions)
_________
*    Mainly represents balance changes due to deferrals, restructuring, disbursements, interest capitalization, conversions and foreign exchange gains/losses.
Provision for Losses on Loans, Off-Balance-Sheet Credit Exposures and Other Receivables, and Available-for-sale Debt Securities
IFC recorded a net provision of $112 million in FY26 YTD ($70 million – FY25 YTD), for losses on loans, off-balance-sheet credit exposures and other receivables, as well as available-for-sale debt securities, analyzed as follows:
Table 17: Portfolio and Individual Provision (Release of Provision)

	For the six months ended December 31,
(US$ in millions)	2025	2024	Variance
Portfolio provision (release)
Disbursed loans	$65	$89	$(24)
Undisbursed loans	15	(28)	43
Off-balance-sheet credit exposures and Other Receivables	50	17	33
Individual provision (release)
Disbursed loans	(8)	(6)	(2)
Undisbursed loans	2	—	2
Off-balance-sheet credit exposures and Other Receivables	(1)	1	(2)
Available-for-sale debt securities	(11)	(3)	(8)
Total	$112	$70	$42
Total portfolio provision increased in FY26 YTD mainly due to net new commitments and disbursements. Individual provision releases were mainly due to project-specific improvements.
4    Includes $106 million reported as debt securities and $89 million reported as loans under Fair Value Option on the Balance Sheets as of December 31, 2025 ($142 million Debt securities and $97 million FVO loans – June 30, 2025).

INTERNATIONAL FINANCE CORPORATION	Page 29

Management's Discussion and Analysis
Total reserve against losses on loans disbursed and loans committed but not disbursed increased by $92 million to $1.5 billion as of December 31, 2025 analyzed as follows:
Figure 10: Reserve Against Losses for Disbursed and Undisbursed Loans (US$ in millions)
_________
* Mainly represents balance changes due to deferrals, restructuring, disbursements, interest capitalization, conversions and foreign exchange gains/losses. Graph presents the reserve against losses on disbursed and committed but not disbursed debt portfolio only (without Guarantees).
The breakdown of total reserve against losses on loans disbursed and loans committed but not disbursed and the reserve coverage ratio as of December 31, 2025 and June 30, 2025 are presented in the table below:
Table 18: Reserve Against Losses on Loans Disbursed and Loans Committed but not Disbursed and Reserve Coverage Ratio

	December 31, 2025		June 30, 2025		Variance
(US$ in millions, unless otherwise noted)	Reserve	Reserve coverage ratio [a]	Reserve	Reserve coverage ratio [a]	Reserve	Reserve coverage ratio [a]
Reserve against losses on disbursed loans
Portfolio reserve	$1,020	2.3%	$953	2.4%	$67	(0.1)%
Individual reserve	327	24.6	320	21.8	7	2.8
	1,347	3.0	1,273	3.1	74	(0.1)
Reserve against losses on loans committed but not disbursed
Portfolio reserve	150	1.8	134	1.7	16	0.1
Individual reserve	4	8.9	2	5.7	2	3.2
	154	1.8	136	1.7	18	0.1
Total reserve	$1,501	2.8%	$1,409	2.8%	$92	—%
_________
a Reserve coverage ratio is calculated as the reserve over related disbursed loans balances or reserve over related loans committed but not disbursed balances.
In FY26 YTD, the top ten largest individual provisions and top ten largest individual releases of provision comprised 94% and 86% of the total individual provisions and total individual releases of provision, respectively, for losses on loans.
Income from equity investments, including realized and unrealized gains and losses on equity and associated derivatives
IFC divests equity investments where (i) its developmental role has been fulfilled, (ii) pre-determined sales trigger levels have been met, and (iii) where applicable, lock-ups have expired. Gains and losses on equity investments and associated derivatives include both realized and unrealized gains or losses.

INTERNATIONAL FINANCE CORPORATION	Page 30

Management's Discussion and Analysis
Income from equity investments and associated derivatives (consisting of dividends and net capital gains), increased by $652 million, as analyzed below:
Table 19: Income from Equity Investments, Including Realized and Unrealized Gains and Losses on Equity and Associated Derivatives

	For the six months ended December 31,
(US$ in millions)	2025	2024	Variance
Net realized gains	$302	$109	$193
Net unrealized gains (losses)	419	(53)	472
Dividend income, custody, fees and other	66	79	(13)
Total income from equity investments, including realized and unrealized gains and losses on equity and associated derivatives	$787	$135	$652
In FY26 YTD, the top five investments with net capital gains generated gains of $218 million, while the top five investments with net capital losses incurred losses of $103 million. In comparison, in FY25 YTD the top five investments with net capital gains had gains of $172 million and the top five investments with net capital losses recorded losses of $132 million.
Income from Debt Securities and Realized Gains and Losses on Debt Securities, and Associated Derivatives
Income from debt securities and associated derivatives decreased by $11 million from $415 million in FY25 YTD to $404 million in FY26 YTD.
Income from Liquid Asset Trading Activities
Income from liquid asset trading activities gross of funding costs and net of funding costs are analyzed in the table below:
Table 20: Income from Liquid Asset Trading Activities

	For the six months ended December 31,
(US$ in millions)	2025	2024	Variance
Liquid asset income, gross of funding costs
Market Funded portfolio	$669	$615	$54
Net Worth Funded portfolio	508	528	(20)
Total	$1,177	$1,143	$34
Liquid asset income, net of funding costs
Market Funded portfolio	$64	$20	$44
Net Worth Funded portfolio	412	480	(68)
Total	$476	$500	$(24)
The decrease of $24 million (net of funding costs) primarily reflects lower mark-to-market gains on the Net Worth Funded portfolio, driven by a smaller decline in U.S.Treasury yields in FY26 YTD compared with FY25 YTD. Net income was higher on the Market Funded portfolio in FY26 YTD, mainly due to foreign exchange gains on local-currency pools held to fund upcoming disbursements.
Charges on Borrowings
IFC’s charges on borrowings of $1.9 billion in FY26 YTD was relatively flat compared to $1.8 billion in FY25 YTD.

INTERNATIONAL FINANCE CORPORATION	Page 31

Management's Discussion and Analysis
Other Income
Other income increased by $41 million with its components analyzed in the table below:
Table 21 : Other Income

	For the six months ended December 31,
(US$ in millions)	2025	2024	Variance
Upstream and Advisory Services Income	$116	$122	$(6)
Service Fees	59	62	(3)
Investment gains on PEBP assets	54	19	35
PCRF Income	13	7	6
Client Risk Management (CRM) Income	8	7	1
Other Miscellaneous Income	31	23	8
Total	$281	$240	$41
Administrative and Other Expenses
Administrative and other expenses increased by $72 million mainly due to higher staff costs. The components are analyzed in the table below:
Table 22 : Administrative and Other Expenses

	For the six months ended December 31,
(US$ in millions)	2025	2024	Variance
Administrative expenses	$823	$752	$71
Upstream and Advisory services expenses	167	157	10
Income from pension and other postretirement benefit plans	(39)	(12)	(27)
Other Expenses	17	(1)	18
Total	$968	$896	$72
Foreign Currency Transaction Gains and Losses on Non-Trading Activities
Foreign currency transaction gains and losses are recognized in both net income and other comprehensive income. For debt securities classified as available-for-sale, the gains or losses from foreign currency transactions are reported in other comprehensive income, while the impact from the associated derivatives are reported in net income. The net foreign exchange related gains / (losses) are analyzed in the table below:
Table 23 : Foreign Currency Transaction Gains and Losses on Non-Trading Activities

	For the six months ended December 31,
(US$ in millions)	2025	2024	Variance
Reported in Net Income	$(71)	$(21)	$(50)
Reported in Other Comprehensive Income, net of reclassifications to net income upon sale or repayment	24	23	1
Total	$(47)	$2	$(49)

INTERNATIONAL FINANCE CORPORATION	Page 32

Management's Discussion and Analysis
Net Unrealized Gains and Losses on Loans, Debt Securities, Borrowings and Related Derivatives
IFC accounts for certain financial instruments at fair value with unrealized gains and losses on such financial instruments being reported in net income, namely: (i) market borrowings with associated currency or interest rate swaps; (ii) certain loans, debt securities and associated derivatives; and (iii) borrowings from IDA.
Table 24: Net Unrealized Gains on Loans, Debt Securities, Borrowings and Related Derivatives

	For the six months ended December 31,
(US$ in millions)	2025	2024	Variance
Unrealized (losses) gains on the loan and debt securities portfolio carried at fair value	$(26)	$123	$(149)
Unrealized gains (losses) on associated derivatives	98	(244)	342
Unrealized gains (losses) on loans, debt securities and associated derivatives	$72	$(121)	193
Unrealized gains (losses) on borrowings from market and IDA	$669	$(176)	845
Unrealized (losses) gains on associated derivatives	(612)	597	(1,209)
Unrealized gains on borrowings from market, IDA and associated derivatives	$57	$421	(364)
Unrealized gains on loans, debt securities, borrowings and related derivatives	$129	$300	(171)
IFC reported $72 million of unrealized gains on loans, debt securities, net of associated derivatives in FY26 YTD. The variance of unrealized gains (losses) on derivatives was primarily driven by the swap rate movements in the respective periods. Changes in the fair value of derivatives are recognized in the condensed consolidated statements of operations, while certain offsetting changes in the fair value of hedged loans are not, as those loans are measured at amortized cost.
IFC reported $57 million of unrealized gains on borrowings from market sources and IDA, net of associated derivatives in FY26 YTD. The $421 million of unrealized gains in FY25 YTD includes a one-time reclassification of $231 million gains from Accumulated Other Comprehensive Income to net income, due to a refinement of the methodology to calculate changes in IFC's own credit spread.

INTERNATIONAL FINANCE CORPORATION	Page 33

Management's Discussion and Analysis
SECTION VIII: GOVERNANCE AND CONTROL
SENIOR MANAGEMENT
The following is a list of the principal officers of IFC as of December 31, 2025:

President	Ajay Banga
Managing Director	Makhtar Diop
Regional Vice President, Africa	Ethiopis Tafara
Regional Vice President, Europe, Latin America and the Caribbean	Alfonso García Mora
Regional Vice President, Middle East and Central Asia	John Gandolfo[a]
Regional Vice President, Asia and the Pacific	Allen Nanglefack Agandie Forlemu[b]
Vice President, Strategy and Operations Support[c]	Elena Bourganskaia
Vice President, Economics and Private Sector Development	John Gandolfo[d]
Vice President and General Counsel, Legal, Institutional Risk and Governance	Ramit Nagpal
Vice President, Industries	Mohamed Gouled
Vice President, Risk and Finance	Federico Galizia
Vice President, Treasury & Mobilization	John Gandolfo
_________
a John Gandolfo was the acting Regional Vice President, Middle East and Central Asia, effective November 9, 2025.
b Sarvesh Suri was announced as IFC Regional Vice President, Asia and the Pacific effective January 5, 2026. Allen Nanglefack Agandie Forlemu was the acting Regional Vice President for Asia and the Pacific in the interim.
c The Corporate Support VPU was changed to Strategy and Operations Support VPU, effective July 1, 2025.
d Susan M. Lund retired from IFC and John Gandolfo assumed the role as the acting Vice President for Economics & Private Sector Development effective July 15, 2025.
As part of ongoing efforts to scale impact, boost efficiency, and deliver greater value to our clients across the World Bank Group (WBG), IFC is implementing organizational changes to integrate certain functions within WBG Vice Presidencies. IFC will continue to operate as a separate legal entity, with its external obligations unchanged.
Effective October 1, 2025, IFC’s Controllership function has been integrated into the WBG Controllership Vice Presidency, with Zinga Venner appointed as WBG Vice President and Controller.
Effective January 1, 2026, IFC’s Treasury function has been integrated into the WBG Treasury Vice Presidency, with Jorge Familiar Calderon appointed as WBG Vice President and Treasurer, to improve internal efficiencies. Notably, IFC’s market-facing activities–including market funding and investment approaches–continue to operate separately from other WBG entities. In conjunction with this integration, effective the same date, John Gandolfo was appointed as IFC Vice President and Chief Financial Officer, Capital Mobilization, overseeing global investor relationships, debt & equity mobilization solutions, blended finance, IFC-specific treasury solutions, and financial strategy, planning and reporting.
Effective January 1, 2026, the following additional organizational changes took effect:
•The Global Products & Clients Vice Presidency was also created to replace the Industries Vice Presidency, to focus on client relationship management, centrally managed products (including private equity, venture capital, and trade finance), and new product development across regions and sectors.
•The Strategy & Operations Support Vice Presidency links IFC's strategy and resources with operational delivery, including Development Impact Measurement and Operations Management functions.
•The Risk and Finance Vice Presidency will maintain its core risk management responsibilities of providing independent risk oversight and management across IFC’s operations.
•The Economics and Private Sector Development Vice Presidency has completed its sunset with the Economics & Market Research and Gender & Economic Inclusion departments integrated into the WBG Knowledge Bank.
In parallel with these changes, and as part of the WBG’s broader transformation, the Knowledge Bank has been established to unify expertise of each WBG institution in a single structure and strengthen the value proposition for both sovereign and private sector clients. To lead this effort, Paschal Donohoe was appointed as Managing Director and WBG Chief Knowledge Officer effective November 24, 2025. Through the Knowledge Bank, the WBG aims to empower clients with integrated public and private sector solutions that enable impact at scale, accelerate thought leadership and innovation through a unified offering, and equip frontline staff with timely, actionable knowledge to accelerate delivery and impact.
These changes are designed to strengthen synergies, streamline operations, and support delivery of the WBG’s strategic priorities while maintaining IFC’s AAA/Aaa credit rating.

INTERNATIONAL FINANCE CORPORATION	Page 34

Management's Discussion and Analysis
SECTION IX: APPENDIX
GLOSSARY OF TERMS
Allocable income: IFC uses allocable income (a non-GAAP measure) as the basis for making net income allocations. IFC defines allocable income as net income after certain adjustments. These adjustments primarily relate to unrealized gains and losses on IFC's loans, debt securities, equity investments and borrowings, as well as income from the Post-retirement Contribution Reserve Fund.
Board: The Board of Directors as established by IFC’s Articles of Agreement.
Capital Adequacy: A measure of IFC’s ability to withstand unexpected shocks as IFC is required to maintain a minimum level of capital available–calculated as Balance Sheet Capital less Designated Retained Earnings, minus Pension surplus of each pension plan, and minus PCRF assets–equal to total potential losses for all on- and off-balance-sheet exposures estimated at levels consistent with maintaining IFC's AAA/Aaa rating.
Capital Available: Under IFC’s economic capital framework, resources available to absorb potential losses, calculated as: Sum of IFC’s Paid in Capital, General reserve, unallocated net income and AOCI, minus Pension surplus of each pension plan and PCRF assets.
Capital Required: Aggregate minimum Economic Capital required to maintain IFC’s AAA/Aaa rating.
Capital Utilization Ratio (CUR): A ratio to measure IFC's capital adequacy expressed as Capital Required divided by Capital Available.
Credit spread: A credit spread is the difference in yield between two bonds of similar maturity but different credit quality.
Economic Capital (EC): Minimum USD amount of capital required to meet expected and unexpected losses. For Financial Product(s), calculated as Exposure at Risk multiplied by Economic Capital Ratio for relevant product/sub-product.
IDA18: IDA's Eighteenth Replenishment of Resources.
IDA21: IDA’s Twenty First Replenishment of Resources.
IDA-eligible countries: Countries eligible to borrow from IDA on concessional terms.
IFC's Equity Mobilization Department: IFC's Equity Mobilization Department (AMC), a division of IFC effective January 31, 2020, invests third-party capital and IFC capital, enabling outside investors to invest alongside IFC in developing markets. Investors in funds managed by AMC have included sovereign wealth funds, national pension funds, multilateral and bilateral development institutions, national development agencies and international financial institutions. These funds collectively are referred to as the AMC Funds.
Private Capital Mobilization (PCM): Amount of private financial resources contributed alongside IFC commitments, whether financing, guarantees or technical assistance, measured as the sum of private direct and private indirect mobilization. Private Direct Mobilization (PDM) is financing from a private entity on commercial terms due to IFC’s active and direct involvement. Private Indirect Mobilization (PIM) is financing from private entities provided in connection with a specific activity for which IFC is providing financing but doesn’t play a direct role that leads to the commitment of the private entity’s finance. PCM is included in the WBG's scorecard.
Spring Meetings: The Spring Meetings of the International Monetary Fund and the Boards of Governors of the World Bank Group is a gathering that features the Development Committee and International Monetary and Financial Committee plenary session to discuss work of the institutions.
Upstream: Upstream activities aim to unlock and/or create new, additional investment opportunities for which IFC is both willing and likely to be a financial partner. Upstream activities comprise IFC engagements which aim to (i) Support the creation and realization of specific projects, for which IFC is a likely finance partner (Transaction Upstream); and/or have a wider market or sectoral impact to facilitate private sector investment, for which in turn IFC could be a potential financing partner (Creating Markets Upstream).
U.S. GAAP: Accounting principles generally accepted in the United States of America.
World Bank: The World Bank consists of IBRD and IDA.
World Bank Group (WBG): The World Bank Group consists of IBRD, IDA, IFC, MIGA, and ICSID.

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Management's Discussion and Analysis
ABBREVIATIONS AND ACRONYMS

ABS	:	Asset-Backed Securities
ALM	:	Asset Liability Management
AMC	:	Asset Management Company
AML/CFT	:	Anti-Money Laundering/ Combating the Financing of Terrorism
AOCI	:	Accumulated Other Comprehensive Income
CCW	:	Concessional Capital Window
CMAW	:	Creating Markets Advisory Window
CRC	:	Corporate Risk Committee
CRM	:	Client Risk Management
CUR	:	Capital Utilization Ratio
E&S	:	Environmental and Social
ERM	:	Enterprise Risk Management Framework
EMSP	:	Emerging Markets Securitization Program
FCS	:	Fragile and Conflict-Affected Situations
FMTAAS	:	Funding Mechanism for Technical Assistance and Advisory Services
FOF	:	Frontier Opportunities Fund
GCI	:	General Capital Increase
GP	:	General Partner
IBRD	:	International Bank for Reconstruction and Development
ICSID	:	International Centre for Settlement of Investment Disputes
IDA	:	International Development Association
IDA-PSW	:	IDA Private Sector Window
IFC or the Corporation	:	International Finance Corporation
IFIs	:	International Financial Institutions
ISDA	:	International Swaps and Derivatives Association
LTF	:	Long-Term Finance
MBS	:	Mortgage-Backed Securities
MCPP	:	Managed Co-Lending Portfolio Program
MD&A	:	Management’s Discussion and Analysis
MIGA	:	Multilateral Investment Guarantee Agency
ML/TF	:	Money Laundering And Terrorist Financing
NAV	:	Net Asset Value
NPLs	:	Non-performing Loans
ORM	:	Operational Risk Management
PCM	:	Private Capital Mobilization
PEBP	:	Post-Employment Benefit Plan
PSW	:	Private Sector Window
PCRF	:	Post-retirement Contributions Reserve Fund
SCI	:	Selective Capital Increase
SME	:	Small and Medium Enterprise
STF	:	Short-Term Finance
TDD	:	Tax Due Diligence

INTERNATIONAL FINANCE CORPORATION

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
December 31, 2025

INDEPENDENT AUDITOR’S REVIEW REPORT
President and Board of Directors
International Finance Corporation:
Results of Review of Interim Financial Information
We have reviewed the accompanying condensed consolidated balance sheet of the International Finance Corporation (“IFC”) as of December 31, 2025, and the related condensed consolidated statements of operations and comprehensive income for the three-month and six-month periods ended December 31, 2025 and 2024 and changes in capital and cash flows for the six-month periods ended December 31, 2025 and 2024, and the related notes (collectively referred to as the “interim financial information”).
Based on our reviews, we are not aware of any material modifications that should be made to the accompanying interim financial information for it to be in accordance with accounting principles generally accepted in the United States of America.
Basis for Review Results
We conducted our reviews in accordance with auditing standards generally accepted in the United States of America (GAAS) applicable to reviews of interim financial information. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. A review of interim financial information is substantially less in scope than an audit conducted in accordance with GAAS, the objective of which is an expression of an opinion regarding the financial information as a whole, and accordingly, we do not express such an opinion. We are required to be independent of IFC and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our review. We believe that the results of the review procedures provide a reasonable basis for our conclusion.
Responsibilities of Management for the Interim Financial Information
Management is responsible for the preparation and fair presentation of the interim financial information in accordance with accounting principles generally accepted in the United States of America and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of interim financial information that is free from material misstatement, whether due to fraud or error.
Report on Condensed Consolidated Balance Sheet as of June 30, 2025
We have previously audited, in accordance with auditing standards generally accepted in the United States of America, the consolidated balance sheet as of June 30, 2025, and the related consolidated statements of operations, comprehensive income, changes in capital, and cash flows for the year then ended (not presented herein); and we expressed an unmodified audit opinion on those audited consolidated financial statements in our report dated August 7, 2025. In our opinion, the accompanying condensed consolidated balance sheet of IFC as of June 30, 2025, is consistent, in all material respects, with the audited consolidated financial statements from which it has been derived.

February 13, 2026

INTERNATIONAL FINANCE CORPORATION	Page 38

CONDENSED CONSOLIDATED BALANCE SHEETS
as of December 31, 2025 (unaudited) and June 30, 2025 (unaudited)

(US$ in millions)	December 31, 2025	June 30, 2025
Assets
Cash and due from banks – Note C	$829	$1,232
Investments - Trading – Notes C and L	47,058	47,974
(includes $7,007 and $6,676 securities pledged to creditors under repurchase and collateral agreements as of December 31, 2025 and June 30, 2025, respectively)
Securities purchased under resale agreements and receivable for cash collateral pledged – Notes C, L and P	1,919	2,213
Investments – Notes B, D, E, F, G, L and N
Loans – Notes D, E, L and N	45,341	42,229
(includes $1,934 and $1,947 loans held at fair value as of December 31, 2025 and June 30, 2025, respectively; net of reserve against losses of $1,347 and $1,273 at December 31, 2025 and June 30, 2025, respectively)
Equity investments – Notes B, D, G, L and N	12,982	11,777
Debt securities – Notes D, F, L and N	14,267	13,514
(includes available-for-sale securities of $515 and $560, with associated amortized cost of $532 and $609, and reserve against credit losses of $6 and $16 as of December 31, 2025 and June 30, 2025, respectively)
Total investments	72,590	67,520
Derivative assets – Notes B, C, J, L and P	2,654	3,005
Receivables and other assets – Notes B, C, M and N	8,145	7,796
Total assets	$133,195	$129,740
Liabilities and capital
Liabilities
Securities sold under repurchase agreements and payable for cash collateral received – Notes C and P	$5,471	$4,893
Borrowings – Notes B, K and L
Borrowings, at amortized cost	2,946	2,657
Borrowings, at fair value	70,179	68,793
Total borrowings	73,125	71,450
Derivative liabilities – Notes B, C, J, L and P	6,269	6,620
Payables and other liabilities – Notes B, C, E, M, N and O	6,094	5,849
Total liabilities	90,959	88,812
Capital
Authorized capital, shares of $1,000 par value each
(25,079,991 shares as of December 31, 2025 and June 30, 2025)
Subscribed capital	24,633	24,511
Less: unpaid portion of subscriptions	(522)	(502)
Paid-in capital	24,111	24,009
Accumulated other comprehensive income – Note H	1,364	1,617
Retained earnings – Note H	16,761	15,302
Total capital	42,236	40,928
Total liabilities and capital	$133,195	$129,740
The notes to Condensed Consolidated Financial Statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 39

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
for the three and six months ended December 31, 2025 (unaudited) and December 31, 2024 (unaudited)

	For the three months ended December 31,		For the six months ended December 31,
(US$ in millions)	2025	2024	2025	2024
Income from investments
Income from loans and guarantees, including realized gains and losses on loans and associated derivatives – Note E	$840	$858	$1,698	$1,720
Provision for losses on loans, off-balance-sheet credit exposures and other receivables – Note E	(50)	(70)	(123)	(73)
Income (loss) from equity investments, including realized and unrealized gains and losses on equity and associated derivatives – Note G	399	(63)	787	135
Income from debt securities, including realized gains and losses on debt securities and associated derivatives – Note F	202	199	404	415
Release of provision for losses on available-for-sale debt securities – Note F	8	1	11	3
Total income from investments	1,399	925	2,777	2,200
Income from liquid asset trading activities – Note C	572	311	1,177	1,143
Charges on borrowings	(913)	(877)	(1,866)	(1,838)
Income from investments and liquid asset trading activities, after charges on borrowings	1,058	359	2,088	1,505
Other income
Upstream and Advisory services income – Note M	68	68	116	122
Service fees	32	33	59	62
Other	48	(14)	106	56
Total other income	148	87	281	240
Other expenses
Administrative expenses – Notes B and O	(408)	(393)	(823)	(752)
Upstream and Advisory services expenses – Note M	(99)	(92)	(167)	(157)
Other, net – Note O	13	10	22	13
Total administrative and other expenses	(494)	(475)	(968)	(896)
Foreign currency transaction losses on non-trading activities	(33)	(41)	(71)	(21)
Income (loss) before net unrealized gains and losses on loans, debt securities, borrowings and related derivatives	679	(70)	1,330	828
Net unrealized gains on loans, debt securities, borrowings and related derivatives – Note I	46	316	129	300
Net income – Note M	$725	$246	$1,459	$1,128

The notes to Condensed Consolidated Financial Statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 40

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
for the three and six months ended December 31, 2025 (unaudited) and December 31, 2024 (unaudited)

	For the three months ended December 31,		For the six months ended December 31,
(US$ in millions)	2025	2024	2025	2024
Net income – Note M	$725	$246	$1,459	$1,128
Other comprehensive income (loss)
Net unrealized gains on debt securities arising during the period - Note H	4	12	31	28
Net unrealized losses on borrowings arising during the period - Note H	(178)	(279)	(254)	(192)
Net unrecognized actuarial gains and unrecognized prior service cost on benefit plans – Note H and O	(15)	(3)	(30)	(6)
Total other comprehensive loss	(189)	(270)	(253)	(170)
Total comprehensive income (loss)	$536	$(24)	$1,206	$958

The notes to Condensed Consolidated Financial Statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 41

CONDENSED CONSOLIDATED STATEMENTS OF
CHANGES IN CAPITAL
for the six months ended December 31, 2025 (unaudited) and December 31, 2024 (unaudited)

(US$ in millions)	Retained earnings - Note H	Accumulated other comprehensive income (loss) - Note H	Paid-in capital	Total capital
As of June 30, 2024	$13,295	$957	$23,220	$37,472
Six months ended December 31, 2024
Net income	1,128	—	—	1,128
Other comprehensive loss	—	(170)	—	(170)
Payments received for subscribed capital	—	—	186	186
As of December 31, 2024	$14,423	$787	$23,406	$38,616

As of June 30, 2025	$15,302	$1,617	$24,009	$40,928
Six months ended December 31, 2025
Net income	1,459	—	—	1,459
Other comprehensive loss	—	(253)	—	(253)
Payments received for subscribed capital	—	—	102	102
As of December 31, 2025	$16,761	$1,364	$24,111	$42,236

The notes to Condensed Consolidated Financial Statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 42

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
for the six months ended December 31, 2025 (unaudited) and December 31, 2024 (unaudited)

	For the six months ended December 31,
(US$ in millions)	2025	2024
Cash flows from investing activities
Loan disbursements	$(9,487)	$(9,493)
Investments in equity securities	(1,365)	(897)
Investments in debt securities	(2,314)	(2,288)
Loan repayments	6,327	5,341
Debt securities repayments	1,325	778
Proceeds from sales of loans	180	40
Proceeds from sales of equity investments and redemptions	1,013	709
Proceeds from sales of debt securities	157	19
Loan origination fees received	56	64
Investment in fixed assets, net	(49)	(53)
Net cash used in investing activities	(4,157)	(5,780)
Cash flows from financing activities
Long-term debt
Issuance	12,033	10,109
Retirement	(10,882)	(8,923)
Change in derivatives associated with borrowings, net	71	(48)
Short-term borrowings, net	445	898
Capital subscriptions	102	186
Net cash provided by financing activities	1,769	2,222
Cash flows from operating activities
Net income	1,459	1,128
Adjustments to reconcile net income to net cash provided by operating activities:
Realized losses on loans, debt securities and associated derivatives, net	3	21
Gains on equity investments and related derivatives, net	(721)	(84)
Provision	112	70
Depreciation expenses, amortization of net discounts, premiums and loan origination fees	37	46
Foreign currency transaction losses on non-trading activities	71	21
Net unrealized gains on loans, debt securities, borrowings and related derivatives	(129)	(300)
Net discounts paid and realized gains on retirement of borrowings	(58)	(66)
Change in accrued income on loans and debt securities (after swaps), net	(14)	(10)
Change in accrued expenses on borrowings (after swaps), net	48	(39)
Change in liquid asset trading portfolio	1,342	2,570
Change in derivatives associated with loans and client risk management, net	32	183
Change in payables and other liabilities	28	194
Change in receivables and other assets	(234)	(150)
Net cash provided by operating activities	1,976	3,584
Change in cash and due from banks	(412)	26
Effect of exchange rate changes on cash and due from banks	9	(14)
Net change in cash and due from banks	(403)	12
Beginning cash and due from banks	1,232	781
Ending cash and due from banks	$829	$793
The notes to Condensed Consolidated Financial Statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 43

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
for the six months ended December 31, 2025 (unaudited) and December 31, 2024 (unaudited)

	For the six months ended December 31,
(US$ in millions)	2025	2024
Supplemental disclosure
Change in ending balances resulting from currency exchange rate fluctuations:
Loans outstanding	$223	$(461)
Debt securities	(49)	(254)
Loan and debt security-related currency swaps	(200)	752
Borrowings	(281)	1,723
Borrowing-related currency swaps	282	(1,705)
Charges on borrowings paid, net	$1,875	$1,941
Non-cash items:
Loan and debt security conversion to equity, net	$63	$29

The notes to Condensed Consolidated Financial Statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 44

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
PURPOSE
The International Finance Corporation (IFC), an international organization, was established in 1956 to further economic development in its member countries by encouraging the growth of private enterprise. IFC is a member of the World Bank Group (WBG), which also comprises the International Bank for Reconstruction and Development (IBRD), the International Development Association (IDA), the Multilateral Investment Guarantee Agency (MIGA), and the International Centre for Settlement of Investment Disputes (ICSID). Each member is legally and financially independent. Transactions with other World Bank Group members are disclosed in the notes that follow. IFC’s activities are closely coordinated with and complement the overall development objectives of the other World Bank Group institutions. IFC, together with private investors, assists in financing the establishment, improvement and expansion of private sector enterprises by making loans, equity investments and investments in debt securities where sufficient private capital is not otherwise available on reasonable terms. IFC’s share capital is provided by its member countries. It raises most of the funds for its investment activities through the issuance of notes, bonds and other debt securities in the international capital markets. IFC also plays a catalytic role in mobilizing additional funding from other investors and lenders through parallel loans, loan participations, partial credit guarantees, securitizations, loan sales, risk sharing facilities, fund investments and other IFC crisis initiatives. In addition to project finance and mobilization, IFC offers an array of financial and technical advisory services to private businesses in the developing world to increase their chances of success. It also advises governments on how to create an environment hospitable to the growth of private enterprise and foreign investment.
NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
These unaudited condensed financial statements and notes should be read in conjunction with the June 30, 2025 audited financial statements and notes included therein. The condensed comparative information that has been derived from the June 30, 2025 audited financial statements, has not been audited. The accounting and reporting policies of IFC conform with accounting principles generally accepted in the United States of America (U.S. GAAP). In the opinion of management, the condensed consolidated financial statements reflect all adjustments necessary for the fair presentation of IFC’s financial position and results of operations.
Certain reclassifications of the prior year’s information have been made to conform with the current year’s presentation.
The preparation of the condensed consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements and the reported amounts of income and expense during the reporting periods. Actual results could differ from these estimates. A significant degree of judgment has been used in the determination of: the estimated fair values of financial instruments accounted for at fair value (including equity investments, debt securities, loans, trading securities, borrowings and derivative instruments); reserve against losses on loans and off-balance-sheet credit exposures; impairment of debt securities; projected pension benefit obligations, fair value of pension and other postretirement benefit plan assets, and net periodic pension income or expense. There are inherent risks and uncertainties related to IFC’s operations. The possibility exists that changing economic conditions could have an adverse effect on the financial position of IFC.
IFC uses internal models to determine the fair values of derivative and other financial instruments and the aggregate level of the reserve against credit losses on loans, off-balance-sheet credit exposures, and available-for-sale debt securities. IFC undertakes continuous review and analysis of these models with the objective of refining its estimates, consistent with evolving best practices appropriate to its operations. Changes in estimates resulting from refinements in the assumptions and methodologies incorporated in the models are reflected in net income in the period in which the enhanced models are first applied.
Effective July 1, 2025, IFC updated its policy to treat all time deposits as trading investments instead of classifying qualifying time deposits as cash equivalents. Accordingly, time deposits are now presented together with trading securities under “Investments — Trading” on the condensed consolidated balance sheets. IFC believes this change is preferable as it allows more efficient and systematic management of the liquid assets portfolio and enhances accounting alignment and financial statements comparability across the World Bank Group entities. The change has no impact on the condensed consolidated statements of operations, comprehensive income or changes in capital. All periods presented herein reflect this change.

INTERNATIONAL FINANCE CORPORATION	Page 45

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
To reflect the change in accounting principle, the condensed consolidated balance sheet as of June 30, 2025 and the condensed consolidated statement of cash flows for the six months ended December 31, 2024 were adjusted as follows:

Table A1: Impact to Condensed Consolidated Balance Sheet
	June 30, 2025
(US$ in millions)	As previously reported	Adjustment for change in accounting principle	As adjusted
Assets
Time Deposits	$14,263	$(14,263)	$—
Trading Securities	33,711	(33,711)	—
Investments - Trading	—	47,974	47,974

Table A2: Impact to Condensed Consolidated Statement of Cash Flows
	For the six months ended December 31, 2024
(US$ in millions)	As previously reported	Adjustment for change in accounting principle	As adjusted
Adjustments to reconcile net income to net cash provided by (used in) operating activities
Change in liquid asset trading portfolio	$(959)	$3,529	$2,570
Net cash (used in) provided by operating activities	55	3,529	3,584
Change in cash and cash equivalents	(3,503)	3,529	26
Effect of exchange rate changes on cash and cash equivalents	11	(25)	(14)
Net change in cash and cash equivalents	(3,492)	3,504	12
Beginning cash and due from banks	9,782	(9,001)	781
Ending cash and due from banks	6,290	(5,497)	793
Recently adopted accounting standards
In September 2025, the FASB issued ASU 2025-07, Derivatives and Hedging (Topic 815) and Revenue from Contracts with Customers (Topic 606): Derivatives Scope Refinements and Scope Clarification for Share-Based Noncash Consideration from a Customer in a Revenue Contract. The ASU adds the scope exception to derivative accounting for certain contracts that are not exchange traded and have underlyings based on operations or activities specific to one of the parties to the contract. IFC early adopted the ASU prospectively on October 1, 2025, as of July 1, 2025, and the adoption did not have a material impact on IFC’s condensed consolidated financial statements.
Accounting standards under evaluation
In December 2025, the FASB issued ASU 2025-11, Interim Reporting (Topic 270): Narrow-Scope Improvements, to improve the navigability of required interim disclosures by adding within ASC 270 a comprehensive list of interim disclosures required by US GAAP. It also clarifies the applicability of ASC 270. For IFC, the ASU will be effective for the quarter ending September 30, 2028. Early adoption is permitted. IFC is currently evaluating the impact of the ASU on its condensed consolidated financial statements.
In December 2025, the FASB issued ASU 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities, to establish authoritative guidance on the recognition, measurement, and presentation of government grants received by business entities. For IFC, the ASU will be effective for the quarter ending September 30, 2029. Early adoption is permitted. IFC is currently evaluating the impact of the ASU on its condensed consolidated financial statements.

In November 2025, the FASB issued ASU 2025-08, Financial Instruments—Credit Losses (Topic 326): Purchased Loans, to expand the use of the gross-up approach in ASC 326, Credit Losses, to all purchased seasoned loans. For IFC, the ASU will be effective for the quarter ending September 30, 2027. Early adoption is permitted. IFC is currently evaluating the impact of the ASU on its condensed consolidated financial statements.

INTERNATIONAL FINANCE CORPORATION	Page 46

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
In September 2025, the FASB issued ASU 2025-06, Intangibles–Goodwill and Other–Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software which modernizes the accounting for internal-use software., The ASU removes software development stages and requires that an entity capitalize software costs when both management has authorized and is committed to funding the software project and it is probable that the project will be completed, and the software will be used to perform the function intended. For IFC, the ASU will be effective for the quarter ending September 30, 2028. Early adoption is permitted. IFC is currently evaluating the impact of the ASU on its condensed consolidated financial statements.
In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, which requires disaggregated disclosure about specific types of expenses on the income statement. For IFC, the ASU will be effective for the annual period ending June 30, 2028 and for interim periods thereafter. Early adoption is permitted. IFC is currently evaluating the impact of the ASU on its condensed consolidated financial statements.
In October 2023, the FASB issued ASU 2023-06, Disclosure Improvements: Codification Amendments in Response to the SEC’s Disclosure Update and Simplification Initiative. The new guidance is intended to align U.S. GAAP requirements with those of the SEC and to facilitate the application of U.S. GAAP for all entities. If by June 30, 2027, the SEC has not removed the related SEC requirement, the related ASU amendment will not become effective. The impact of this ASU is not expected to be material for IFC.

INTERNATIONAL FINANCE CORPORATION	Page 47

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE B – RELATED PARTY TRANSACTIONS
IFC transacts with related parties including by receiving loans, participating in shared service arrangements, as well as through cost sharing of IBRD’s sponsored pension and other post-retirement plans.
IFC's receivables from (payables to) its related parties are presented in the following table:

Table B1: IFC’s receivables from (payables to) related parties
	December 31, 2025				June 30, 2025
(US$ in millions)	IBRD	IDA	MIGA	Total	IBRD	IDA	MIGA	Total
Services and Support Receivables	$18	$—	$2	$20	$64	$—	$1	$65
IDA PSW – Local Currency Facility	—	66	—	66	—	70	—	70
IDA PSW – Blended Finance Facility	—	(144)	—	(144)	—	(128)	—	(128)
Borrowings		(88)	—	(88)	—	(114)	—	(114)
Pension and Other Post-retirement Benefits	913	—	—	913	859	—	—	859
Post-retirement Contribution Reserve Fund (PCRF)	588	—	—	588	502	—	—	502
	$1,519	$(166)	$2	$1,355	$1,425	$(172)	$1	$1,254
Services and Support Payments
IFC obtains certain administrative and overhead services from IBRD in those areas where common services can be efficiently provided by IBRD. This includes shared costs of the Boards of Governors and Directors, corporate and security services, and other services such as IT support services, and human resource shared services. IFC makes payments for these services to IBRD based on negotiated fees and chargebacks, and allocated charges. Expenses allocated to IFC for the three and six months ended December 31, 2025, were $57 million and $111 million, respectively ($52 million and $101 million – the three and six months ended December 31, 2024). These expenses are included in Administrative expenses on the condensed consolidated statements of operations. The associated net receivables or payables are included in the Receivables and other assets or Payables and other liabilities respectively on the condensed consolidated balance sheets.
Fee Income from MIGA
Transactions with MIGA include marketing fees received for referral and due diligence services on jointly-developed guarantee projects. Fee income received from MIGA for the three and six months ended December 31, 2025, were $1 million and $2 million, respectively ($1 million and $2 million – the three and six months ended December 31, 2024) and is included in Other Income on the condensed consolidated statements of operations. The associated receivables are included in Receivables and other assets on the condensed consolidated balance sheets.
IDA Private Sector Window (IDA-PSW)
The IDA-PSW was created under IDA's Eighteenth Replenishment of Resources (IDA18) to mobilize private sector investment in IDA-only member countries and IDA-eligible Fragile and Conflict-affected Situations (FCS). Under IDA21, $3.2 billion has been allocated to the PSW, including $500 million of economic capital that IFC has set aside.
The PSW is deployed through facilities designed to target critical challenges faced by the private sector, leveraging IFC's business platform and instruments. Under the fee arrangement for the IDA-PSW, IDA receives fee income for transactions executed under this window and reimburses IFC for the related costs incurred in administering these transactions. Under the Blended Finance Facility, IDA offers synthetic equity investments, reported in Payables and other liabilities on IFC's condensed consolidated balance sheets, and guarantees to help mitigate risks associated with IFC's Guarantee Programs in IDA-PSW eligible member countries, reported as Other assets on IFC's condensed consolidated balance sheets. As of December 31, 2025 and June 30, 2025, IFC committed $1.3 billion guarantees. Under the Local Currency Facility, IDA offers currency swaps, reported in derivative assets and liabilities, and payables and other liabilities on IFC's condensed consolidated balance sheets, to support IFC's local currency denominated loans.
Borrowings
In September 2014, IFC issued an amortizing, non-interest bearing promissory note, maturing September 15, 2039, to IDA (the Note) in exchange for $1.2 billion with an effective interest rate of 1.84%. IFC has elected the Fair Value Option for the Note, which is included in the Borrowings at fair value on the condensed consolidated balance sheets. IFC recognized interest expense of $0.5 million and $1 million for the three and six months ended December 31, 2025 ($1 million and $2 million – three and six months ended December 31, 2024).
IFC has a Local Currency Loan Facility Agreement with IBRD, which is capped at $300 million. As of December 31, 2025 and June 30, 2025, IFC had no borrowings outstanding under this facility.

INTERNATIONAL FINANCE CORPORATION	Page 48

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE B – RELATED PARTY TRANSACTIONS (continued)
Pension and Other Post-retirement Benefits
IFC’s net share of prepaid costs for pension and other post-retirement benefit plans and PEBP assets is included in Receivables and other assets on the condensed consolidated balance sheets. These will be realized over the lives of the plan participants.
Post-Retirement Contribution Reserve Fund (PCRF)
The PCRF was established to stabilize contributions made to the pension plans. IFC's share of investments associated with the PCRF is reported in the Receivables and other assets on the condensed consolidated balance sheets. IFC recognized an income of $6 million and $13 million for the three and six months ended December 31, 2025 (loss of $7 million and an income of $7 million – the three and six months ended December 31, 2024). IFC contributed $39 million and $74 million to the PCRF during the three and six months ended December 31, 2025 ($35 million and $65 million – the three and six months ended December 31, 2024).
IFC-managed AMC Funds
IFC Equity Mobilization Department (AMC), invests third-party capital and IFC capital, enabling outside investors to invest alongside IFC in developing markets. As of December 31, 2025, AMC managed multiple funds (collectively referred to as the AMC Funds), in its capacity as General Partner (GP) / Manager of these funds, none of which require consolidation by IFC. A management fee is charged for the management services provided to the AMC funds. IFC’s commitment ownership interests in these AMC Funds are shown in the following table:

Table B2: IFC’s commitment ownership interests in AMC Funds
AMC Funds	IFC’s commitment ownership interest %
IFC Capitalization (Equity) Fund, L.P. [a]	61%
IFC African, Latin American and Caribbean Fund, LP	20%
IFC Catalyst Funds [b]	18%
IFC Global Infrastructure Fund, LP	17%
IFC Financial Institutions Growth Fund, LP	30%
IFC Global Emerging Markets Fund of Funds [c]	19%
IFC Middle East and North Africa Fund, LP	37%
IFC Emerging Asia Fund, LP	22%
IFC GEMFOF 2 SMA, LP	—%
IFC Emerging Markets Sustainability Fund of Funds, LP	—%
TfL IFC Growth and Sustainability, LP	—%
_________
a By virtue of certain rights granted to non-IFC limited partner interests, IFC does not control or consolidate this fund.
b The commitment ownership interest of 18% reflects IFC’s ownership interest taking into consideration the overall commitments for the IFC Catalyst Funds, which comprises IFC Catalyst Fund, LP, IFC Catalyst Fund (UK), LP and IFC Catalyst Fund (Japan), LP (collectively, IFC Catalyst Funds). IFC does not have a commitment ownership interest in either the IFC Catalyst Fund (UK), LP or the IFC Catalyst Fund (Japan), LP.
c The commitment ownership interest of 19% reflects IFC’s ownership interest taking into consideration the current committed amounts for the IFC Global Emerging Markets Fund of Funds, which comprises IFC Global Emerging Markets Fund of Funds, LP and IFC Global Emerging Markets Fund of Funds (Japan Parallel), LP. IFC does not have a commitment ownership interest in the IFC Global Emerging Markets Fund of Funds (Japan Parallel), LP.
As of December 31, 2025, IFC's investments as a limited partner in funds managed by AMC was $461 million ($434 million – June 30, 2025). These investments are included in Equity investments on the condensed consolidated balance sheets. $8 million and $16 million, respectively, of management fee income was recognized for the three and six months ended December 31, 2025 ($8 million and $15 million for the three and six months ended December 31, 2024) which is included in Other Income on the condensed consolidated statements of operations.
The IFC Emerging Markets Sustainability Fund of Funds, LP (EMSF FoF) participates in IFC’s investment in private equity funds, secondaries, and co-investments in emerging markets. As of December 31, 2025, EMSF FoF's participation in IFC’s investment was fair valued at $31 million ($15 million – June 30, 2025). The related liability to EMSF FoF for its share of investment was reported in IFC's Payables and other liabilities and the related receivable from EMSF FoF was reported in Receivables and other assets on IFC's condensed consolidated balance sheets.

INTERNATIONAL FINANCE CORPORATION	Page 49

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE C – LIQUID ASSET PORTFOLIO
Composition of Liquid Asset Portfolio
The composition of IFC’s net liquid asset portfolio included in the condensed consolidated balance sheets is as follows:

Table C1: Composition of net liquid asset portfolio
(US$ in millions)	December 31, 2025	June 30, 2025
Assets
Cash and due from banks [a]	$26	$42
Investments - Trading	47,058	47,974
Securities purchased under resale agreements and receivable for cash collateral pledged	1,919	2,213
Derivative assets	212	89
Receivables and other assets
Receivables from unsettled security trades	694	711
Accrued interest income on time deposits and securities	309	301
Accrued income on derivative instruments	262	234
Total assets	50,480	51,564
Liabilities
Securities sold under repurchase agreements and payable for cash collateral received [b]	5,471	4,893
Derivative liabilities	616	885
Payables and other liabilities
Payables for purchase of securities	731	780
Accrued charges on derivative instruments	240	222
Total liabilities	7,058	6,780
Total net liquid asset portfolio	$43,422	$44,784
_________
a Represents cash and due from banks from the liquid asset portfolio and does not include cash and due from banks from other cash accounts of $803 million and $1,190 million as of December 31, 2025 and June 30, 2025 respectively.

b The weighted average interest rate on IFC's securities sold under repurchase agreements was 4.1% and 4.8% as of December 31, 2025 and June 30, 2025, respectively.
The liquid asset portfolio is primarily denominated in U.S. dollars. Investments in other currencies, net of the effect of associated derivative instruments that convert non-U.S. dollar securities into U.S. dollar securities, represent 1.0% of the portfolio as of December 31, 2025 (0.9% – June 30, 2025).
Income from liquid asset trading activities
Income from liquid asset trading activities, before allocated borrowing costs for the three and six months ended December 31, 2025 and December 31, 2024 comprises:

Table C2: Income from liquid asset trading activities
	For the three months ended December 31,		For the six months ended December 31,
(US$ in millions)	2025	2024	2025	2024
Interest income	$380	$431	$802	$868
Net (losses) gains on asset-backed and mortgage-backed securities	(2)	(7)	6	12
Net gains (losses) on other trading securities	194	(113)	369	263
Net gains (losses) from trading activities(realized and unrealized)	192	(120)	375	275
Total income from liquid asset trading activities	$572	$311	$1,177	$1,143

INTERNATIONAL FINANCE CORPORATION	Page 50

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE D – INVESTMENTS
The carrying value of investments as of December 31, 2025 and June 30, 2025 comprises:

Table D1: Carrying value of investments
(US$ in millions)	December 31, 2025	June 30, 2025
Loans
Loans at amortized cost	$44,754	$41,555
Less: Reserve against losses on loans	(1,347)	(1,273)
Loans at amortized cost less reserve against losses[a]	43,407	40,282
Loans accounted for at fair value under the Fair Value Option[b]
(amortized cost $1,947 as of December 31, 2025, $1,985 as of June 30, 2025)	1,934	1,947
Total loans	45,341	42,229
Equity investments
Equity investments accounted for at fair value[c]
(cost $12,135 as of December 31, 2025, $11,419 as of June 30, 2025)	12,982	11,777
Total equity investments	12,982	11,777
Debt securities
Debt securities accounted for at fair value as available-for-sale
(amortized cost $532 as of December 31, 2025, $609 as of June 30, 2025)	515	560
Less: Reserve against losses on available-for sale debt securities	(6)	(16)
Debt securities, available-for-sale less reserve against losses	509	544
Debt securities accounted for at fair value under the Fair Value Option
(amortized cost $13,696 as of December 31, 2025, $12,856 as of June 30, 2025)	13,758	12,970
Total debt securities	14,267	13,514
Total carrying value of investments	$72,590	$67,520
_________
a Includes $443 million as of December 31, 2025 of loans at amortized cost, net of reserve for losses, that were transferred to a consolidated securitization VIE.
b Includes $9 million as of December 31, 2025 of loans accounted at Fair Value Option that were transferred to a consolidated securitization VIE.
c Includes $5 million and $5 million, respectively, as of December 31, 2025 and June 30, 2025 of equity investments primarily accounted for under the cost recovery method. As the recovery of invested capital is uncertain, the fair value measurement is not applicable to these investments.
Reconciliation of total disbursed portfolio to carrying value of investments is as follows:

Table D2: Reconciliation of total disbursed portfolio to carrying value
(US$ in millions)	December 31, 2025				June 30, 2025
	Loans	Equity investments	Debt securities	Total	Loans		Equity investments		Debt securities		Total
Total disbursed investment portfolio	$46,865	$12,157	$14,202	$73,224	$43,694		$11,441		$13,414		$68,549
Reserve against losses on loans and debt securities	(1,347)	—	(6)	(1,353)	(1,273)		—		(16)		(1,289)
Unamortized deferred loan origination fees, net and other	(164)	—	—	(164)	(155)		—		—		(155)
Disbursed amounts allocated to equity related options reported separately in derivative assets	—	(18)	—	(18)	—		(18)		—		(18)
Unrealized (losses) on equity investments held by consolidated VIEs	—	(4)	—	(4)	—		(4)		—		(4)
Unrealized gains on investments accounted for at fair value as available-for-sale	—	—	8	8	—		—		1		1
Unrealized (losses) gains on investments accounted for under the Fair Value Option	(13)	847	63	897	(37)		358		115		436
Carrying value of investments	$45,341	$12,982	$14,267	$72,590	$42,229	0	$11,777	0	$13,514	0	$67,520

INTERNATIONAL FINANCE CORPORATION	Page 51

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
Note E – Loans and Guarantees

Loans
Income from loans and guarantees, including realized gains and losses on loans and associated derivatives for the three and six months ended December 31, 2025 and December 31, 2024 comprise the following:

Table E1: Income from loans and guarantees
	For the three months ended December 31,		For the six months ended December 31,

(US$ in millions)	2025	2024	2025	2024
Interest income	$755	$763	$1,541	$1,575
Commitment fees	14	15	29	28
Guarantee fees	33	31	60	68
Recovery asset income, net	39	46	55	46
Other financial fees	3	5	15	6
Realized losses on loans, guarantees and associated derivatives, net	(4)	(2)	(2)	(3)
Income from loans and guarantees, including realized gains (losses) on loans and associated derivatives	$840	$858	$1,698	$1,720
Reserve against losses on loans and provision for losses on loans
Changes in the reserve against losses on loans disbursed and loans committed but not disbursed for the three and six months ended December 31, 2025 and December 31, 2024 as well as the related loans at amortized cost evaluated for impairment individually and on a pool basis (portfolio reserve) respectively are summarized below:

Table E2: Changes in the reserve against losses on loans disbursed and loans committed but not disbursed
	For the three months ended December 31, 2025
	Loans Disbursed			Loans Committed but not Disbursed
(US$ in millions)	Individual reserve	Portfolio reserve	Total reserve	Individual reserve	Portfolio reserve	Total reserve
Beginning balance	$337	$992	$1,329	$2	$152	$154
(Release of provision) provision for losses	(9)	27	18	2	(2)	—
Write-offs	(1)	—	(1)	—	—	—
Foreign currency transaction adjustments	2	1	3	—	—	—
Other adjustments [a]	(2)	—	(2)	—	—	—
Ending balance	$327	$1,020	$1,347	$4	$150	$154
Total disbursed loans as of December 31, 2025	$1,331	$43,587	$44,918
Loans committed but not disbursed as of December 31, 2025				$45	$8,512	$8,557
Unamortized deferred loan origination fees, net and other			(164)
Loans at amortized cost			$44,754
_________
a Other adjustments include items such as a reserve against interest capitalized

INTERNATIONAL FINANCE CORPORATION	Page 52

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
Note E – Loans and Guarantees (Continued)

Table E2.1:
	For the six months ended December 31, 2025
	Loans Disbursed			Loans Committed but not Disbursed
(US$ in millions)	Individual reserve	Portfolio reserve	Total reserve	Individual reserve	Portfolio reserve	Total reserve
Beginning balance	$320	$953	$1,273	$2	$134	$136
(Release of provision) provision for losses	(8)	65	57	2	15	17
Write-offs	(1)	—	(1)	—	—	—
Recoveries of previously written-off loans	2	—	2	—	—	—
Foreign currency transaction adjustments	3	3	6	—	—	—
Other adjustments [a]	11	(1)	10	—	1	1
Ending balance	$327	$1,020	$1,347	$4	$150	$154
Total disbursed loans as of December 31, 2025	$1,331	$43,587	$44,918
Loans committed but not disbursed as of December 31, 2025				$45	$8,512	$8,557
Unamortized deferred loan origination fees, net and other			(164)
Loans at amortized cost			$44,754
_________
a Other adjustments include items such as a reserve against interest capitalized

Table E2.2:
	For the three months ended December 31, 2024
	Loans Disbursed			Loans Committed but not Disbursed
(US$ in millions)	Individual reserve	Portfolio reserve	Total reserve	Individual reserve	Portfolio reserve	Total reserve
Beginning balance	$256	$880	$1,136	$—	$227	$227
Provision (release of provision) for losses	14	80	94	—	(36)	(36)
Write-offs	(3)	—	(3)	—	—	—
Foreign currency transaction adjustments	(4)	(20)	(24)	—	(4)	(4)
Other adjustments [a]	(1)	—	(1)	—	(1)	(1)
Ending balance	$262	$940	$1,202	$—	$186	$186
Total disbursed loans as of December 31, 2024	$1,151	$38,263	$39,414
Loans committed but not disbursed as of December 31, 2024				$7	$9,089	$9,096
Unamortized deferred loan origination fees, net and other			(164)
Loans at amortized cost			$39,250
_________
a Other adjustments comprise reserve against interest capitalized.

INTERNATIONAL FINANCE CORPORATION	Page 53

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
Note E – Loans and Guarantees (Continued)

Table E2.3:
	For the six months ended December 31, 2024
	Loans Disbursed			Loans Committed but not Disbursed
(US$ in millions)	Individual reserve	Portfolio reserve	Total reserve	Individual reserve	Portfolio reserve	Total reserve
Beginning balance	$280	$801	$1,081	$—	$188	$188
(Release of provision) provision for losses	(6)	89	83	—	(28)	(28)
Write-offs	(26)	—	(26)	—	—	—
Recoveries of previously written-off loans	1	—	1	—	—	—
Foreign currency transaction adjustments	(2)	(11)	(13)	—	(2)	(2)
Other adjustments [a]	15	61	76	—	28	28
Ending balance	$262	$940	$1,202	$—	$186	$186
Total disbursed loans as of December 31, 2024	$1,151	$38,263	$39,414
Loans committed but not disbursed as of December 31, 2024				$7	$9,089	$9,096
Unamortized deferred loan origination fees, net and other			(164)
Loans at amortized cost			$39,250
_________
a Other adjustments include items such as a reserve against interest capitalized and a one-time cumulative adjustment due to separate accounting of freestanding credit enhancements as recovery assets, which includes adjustments to individual and portfolio reserves for loans disbursed amounting to $1 million and $62 million, respectively, and $29 million to portfolio reserve for loans committed but not disbursed.

Reserve for losses and provision for losses on off-balance-sheet guarantees exposures and other receivables
Changes in the reserve against losses (liability) on off-balance-sheet guarantee exposures for the three and six months ended December 31, 2025 and December 31, 2024 are summarized below:

Table E3: Changes in the reserve against losses on off-balance-sheet guarantee exposures
	For the three months ended December 31, 2025		For the six months ended December 31, 2025
(US$ in millions)	Outstanding Guarantees [a]	Issued Guarantees [a]	Outstanding Guarantees [a]	Issued Guarantees [a]
Beginning balance	$45	$68	$35	$62
Provision for losses on off-balance-sheet credit exposure	7	26	18	31
Guarantee claims paid	—	—	(1)	—
Other adjustments	1	—	1	1
Ending balance	$53	$94	$53	$94
_________
a Guarantees are considered issued when IFC commits to the guarantee obligation. Guarantees are considered outstanding when the underlying financial obligation of the client is incurred.

Table E3.1:
	For the three months ended December 31, 2024		For the six months ended December 31, 2024
(US$ in millions)	Outstanding Guarantees [a]	Issued Guarantees [a]	Outstanding Guarantees [a]	Issued Guarantees [a]
Beginning balance	$36	$20	$19	$17
(Release of provision) provision for losses on off-balance sheet credit exposure	(9)	20	—	17
Foreign currency transaction adjustments	—	—	1	—
Other adjustments [b]	—	—	7	6
Ending balance	$27	$40	$27	$40
_________
a Guarantees are considered issued when IFC commits to the guarantee obligation. Guarantees are considered outstanding when the underlying financial obligation of the client is incurred.
b Other adjustments for the six months ended December 31, 2024 include a one time cumulative adjustment due to the initial separate accounting of freestanding credit enhancements as recovery assets of $6 million for outstanding guarantees and $5 million for issued guarantees.

INTERNATIONAL FINANCE CORPORATION	Page 54

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
Note E – Loans and Guarantees (Continued)
Reserve against losses on other receivables was $1 million as of December 31, 2025 and of June 30, 2025. The outstanding balance of other receivables was $12 million at December 31, 2025, compared to $14 million at June 30, 2025.
Accrued Interest
The accrued interest balances were $731 million and $686 million, as of December 31, 2025 and June 30, 2025, respectively, and are reported within receivables and other assets on the condensed consolidated balance sheets. Accrued interest receivable is excluded from the amortized cost basis for disclosure purposes.
Accrued interest is written-off by reversing interest income during the quarter when the financial asset is moved from an accrual to a nonaccrual status. For the three months ended December 31, 2025 and December 31, 2024, $4 million and $1 million of accrued interest receivables were written off, respectively; $10 million and $3 million for the six months ended December 31, 2025 and December 31, 2024, respectively.
Nonaccruing loans
Loans on which the accrual of interest has been discontinued amounted to $801 million as of December 31, 2025 ($729 million as of June 30, 2025). The interest income on such loans for the three and six months ended December 31, 2025 and December 31, 2024 is summarized as follows:

Table E4: Interest income on Nonaccruing loans
	For the three months ended December 31,		For the six months ended December 31,
(US$ in millions)	2025	2024	2025	2024
Interest income not recognized on nonaccruing loans	$28	$48	$81	$77
Interest income recognized on loans in nonaccrual status related to current and prior years, on cash basis	13	10	36	16
There were no loans in nonaccrual status without an individual reserve against losses as of December 31, 2025 and June 30, 2025.
The amortized cost of nonaccruing loans as of December 31, 2025 and June 30, 2025 is summarized by geographic region and industry sector as follows:

Table E5: Nonaccruing loans
	December 31, 2025
(US$ in millions)	Manufacturing, agribusiness and services	Financial markets	Infrastructure and natural resources	Disruptive technologies and funds	Total non-accruing loans [a]
Africa	$180	$1	$248	$16	$445
Asia and the Pacific	48	52	73	1	174
Europe, Latin America and the Caribbean	156	42	44	5	247
Middle East and Central Asia	12	—	29	—	41
Total non-accruing loans [b]	$396	$95	$394	$22	$907
_________
a Includes all components of amortized cost except unamortized fees which are considered insignificant.
b Includes $106 million reported as debt securities and $89 million reported as loans under Fair Value Option on the Balance Sheets as of December 31, 2025.

Table E5.1:
	June 30, 2025
(US$ in millions)	Manufacturing, agribusiness and services	Financial markets	Infrastructure and natural resources	Disruptive technologies and funds	Total non-accruing loans [a]
Africa	$158	$1	$197	$14	$370
Asia and the Pacific	51	4	75	1	131
Europe, Latin America and the Caribbean	152	41	44	6	243
Middle East and Central Asia	90	8	29	—	127
Total non-accruing loans [b]	$451	$54	$345	$21	$871
_________
a Includes all components of amortized cost except unamortized fees which are considered insignificant.
b Includes $142 million reported as debt securities and $97 million reported as loans under Fair Value Option on the Balance Sheets as of June 30, 2025.

INTERNATIONAL FINANCE CORPORATION	Page 55

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
Note E – Loans and Guarantees (Continued)
Past due loans
IFC considers a loan past due when payments have not been made according to its contractual terms. An aging analysis, based on contractual terms, of IFC’s loans at amortized cost by geographic region and industry sector follows:

Table E6: Aging analysis
	December 31, 2025
(US$ in millions)	Current	1-30 Days past due	31-60 days past due	61-90 days past due	Greater than 90 days past due	Total loans
Africa
Manufacturing, agribusiness and services	$3,474	$187	$13	$1	$88	3,763
Financial markets	3,499	110	—	—	—	3,609
Infrastructure and natural resources	2,648	216	32	—	89	2,985
Disruptive technologies and funds	—	—	—	—	4	4
Total Africa	9,621	513	45	1	181	10,361
Asia and the Pacific
Manufacturing, agribusiness and services	3,570	449	—	25	27	4,071
Financial markets	5,691	264	—	—	47	6,002
Infrastructure and natural resources	1,386	—	—	—	31	1,417
Total Asia and the Pacific	10,647	713	—	25	105	11,490
Europe, Latin America and the Caribbean
Manufacturing, agribusiness and services	5,406	255	11	—	119	5,791
Financial markets	5,746	60	2	—	2	5,810
Infrastructure and natural resources	3,333	—	—	—	18	3,351
Total Europe, Latin America and the Caribbean	14,485	315	13	—	139	14,952
Middle East and Central Asia
Manufacturing, agribusiness and services	2,376	43	—	—	12	2,431
Financial markets	1,402	—	—	—	—	1,402
Infrastructure and natural resources	1,490	128	—	—	28	1,646
Total Middle East and Central Asia	5,268	171	—	—	40	5,479
Other
Manufacturing, agribusiness and services	565	—	—	—	—	565
Financial markets	1,506	18	—	—	1	1,525
Infrastructure and natural resources	546	—	—	—	—	546
Total Other	2,617	18	—	—	1	2,636
Total disbursed loans	$42,638	$1,730	$58	$26	$466	$44,918
Unamortized deferred loan origination fees, net and other						(164)
Loans at amortized cost						$44,754

INTERNATIONAL FINANCE CORPORATION	Page 56

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
Note E – Loans and Guarantees (Continued)

Table E6.1:
	June 30, 2025
(US$ in millions)	Current	1-30 Days past due	31-60 days past due	61-90 days past due	Greater than 90 days past due	Total loans
Africa
Manufacturing, agribusiness and services	$3,329	$127	$1	$1	$106	3,564
Financial markets	3,254	184	—	—	—	3,438
Infrastructure and natural resources	2,030	147	75	—	92	2,344
Disruptive technologies and funds	—	—	—	—	4	4
Total Africa	8,613	458	76	1	202	9,350
Asia and the Pacific
Manufacturing, agribusiness and services	3,712	23	—	—	23	3,758
Financial markets	6,458	15	—	—	—	6,473
Infrastructure and natural resources	1,456	—	30	—	—	1,486
Disruptive technologies and funds	1	—	—	—	—	1
Total Asia and the Pacific	11,627	38	30	—	23	11718
Europe, Latin America and the Caribbean
Manufacturing, agribusiness and services	5,337	25	47	10	129	5,548
Financial markets	4,932	129	—	—	2	5,063
Infrastructure and natural resources	2,760	—	—	—	19	2,779
Disruptive technologies and funds	17	—	—	—	—	17
Total Europe, Latin America and the Caribbean	13,046	154	47	10	150	13,407
Middle East and Central Asia
Manufacturing, agribusiness and services	1,887	115	—	—	12	2,014
Financial markets	1,344	67	—	—	2	1,413
Infrastructure and natural resources	1,213	50	—	—	30	1,293
Total Middle East and Central Asia	4,444	232	—	—	44	4,720
Other
Manufacturing, agribusiness and services	571	—	—	—	—	571
Financial markets	1,395	—	—	—	—	1,395
Infrastructure and natural resources	549	—	—	—	—	549
Total Other	2,515	—	—	—	—	2,515
Total disbursed loans	$40,245	$882	$153	$11	$419	$41,710
Unamortized deferred loan origination fees, net and other						(155)
Loans at amortized cost						$41,555
As of December 31, 2025 and June 30, 2025 there were no loans that are 90 days or more past due and continue to accrue interest.

INTERNATIONAL FINANCE CORPORATION	Page 57

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
Note E – Loans and Guarantees (Continued)
Loan Credit Quality Indicators
IFC utilizes a rating system to classify loans according to credit worthiness and risk. A description of each credit rating and categorization in terms of the attributes of the borrower, the business environment in which the borrower operates or the loan itself under the rating system follows:

Table E7: Credit Quality Indicators
Credit Risk Rating	Indicative External Rating	Category	Description
CR-1	AA+, AA, AA-	Very Strong	An obligor rated CR-1 is the highest rating assigned by IFC. The obligor's ability to meet its financial obligations is very strong.
CR-2	A+, A, A-	Strong	An obligor rated CR-2 is slightly more susceptible to the negative effects of changes in circumstances and economic conditions than obligors rated CR-1. The obligor's ability to meet its financial obligations remains strong.
CR-3	BBB+	Adequate	An obligor rated CR-3 exhibits an adequate financial profile, even though at a weaker level than "CR-1" and "CR-2".
CR-4	BBB		An obligor rated CR-4 exhibits an adequate financial profile. However, adverse economic conditions or changing circumstances are more likely to lead to a deterioration of the obligor’s ability to meet its financial obligations.
CR-5	BBB-		An obligor rated CR-5, as the lowest of the investment grade ratings, exhibits an adequate financial profile. However, adverse economic conditions and/or changing circumstances are more likely to lead to a weaker financial profile and a deterioration of the obligor’s ability to meet its financial obligations.
CR-6	BB+	Moderate	An obligor rated CR-6, as the first non-investment grade rating, is less vulnerable to default than other non-investment obligors.
CR-7	BB		An obligor rated CR-7 can face major uncertainties. Exposure to negative business, financial, or economic conditions could lead to the obligor's insufficient financial profile and a deterioration of the obligor’s ability to meet its financial obligations.
CR-8	BB-		An obligor rated CR-8 faces major ongoing uncertainties. Exposure to negative business, financial, or economic conditions could lead to the obligor's insufficient financial profile and a deterioration of the obligor’s ability to meet its financial obligations.
CR-9	B+	Weak	An obligor rated CR-9 is less vulnerable to default than obligors rated 'CR-10’ or ‘CR-11'. Significantly negative business, financial, or economic conditions will likely weaken the obligor's financial profile and ability to meet its financial obligations.
CR-10	B		An obligor rated CR-10 is more vulnerable to default than obligors rated 'CR-9’ but the obligor still has the capacity to meet its financial obligations. Negative business, financial, or economic conditions will likely weaken the obligor's financial profile and ability to meet its financial obligations.
CR-11	B-		An obligor rated CR-11 is more vulnerable to default than obligors rated 'CR-9’ or ‘CR-10’. The obligor still has the capacity to meet its obligations but slightly negative business, financial, or economic conditions are more likely to weaken the obligor's financial profile and ability to meet its financial obligations than a company rated CR-10.
CR-12	CCC+	Very Weak/ Special Attention	An obligor rated CR-12 faces significant challenges. While such obligors will likely have some positive characteristics, these may be outweighed by large uncertainties or major exposures to adverse conditions. The obligor is dependent upon favorable business, financial, and economic conditions to meet its financial obligations.
CR-13	CCC	Very Weak/Substandard	An obligor rated CR-13 is currently vulnerable to default, and is dependent upon significantly favorable business, financial, and economic conditions to meet its financial obligations. In the event of negative business, financial, or economic conditions, the obligor is not likely to meet its financial obligations and rescheduling and/or restructuring is likely to be required.
CR-14	CCC-	Extremely Weak/Doubtful	An obligor rated CR-14 is highly vulnerable to default. It is highly likely that a rescheduling and/or restructuring are required without which a default under IFC’s accounting definition would ensue. In some cases, even though default has not occurred yet, cash flow may be insufficient to service debt in full.
CR-15	Worse than CCC- and D	Imminent Default /Default	An obligor rated CR-15 is currently extremely vulnerable to nonpayment and there are indications that the next payment will not be made before meeting IFC’s accounting definition of default.
D			An obligor rated D is in payment default according to IFC’s definition of default.

INTERNATIONAL FINANCE CORPORATION	Page 58

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
Note E – Loans and Guarantees (Continued)
The following table presents the disbursed loans by credit quality indicator based on risk rating and origination year as of December 31, 2025 and June 30, 2025 and gross write-offs for the six months ended December 31, 2025 and year ended June 30, 2025. The origination year is based on the commitment date that represents the date that the decision was made to extend credit and IFC entered into a legally binding agreement with the borrower. All subsequent loan disbursements, as well as loan modifications, extensions, and renewals for an associated loan commitment are reported based on the original commitment date:

Table E8: Loans disbursed by credit quality indicator based on risk rating and origination year and gross write-offs
(US$ in millions)	December 31, 2025
	Loans at Amortized cost basis by Risk class										Gross write-offs
Originated during the year ended June 30,	Very Strong	Strong	Adequate	Moderate	Weak	Very Weak/ Special Attention	Very Weak/ Sub-standard	Extremely Weak/ Doubtful	Imminent Default/ Default	Total Contracts
2026	$—	$50	$1,152	$1,576	$1,446	$79	$14	$6	$—	$4,323	$—
2025	—	497	3,240	4,769	2,085	180	181	3	8	10,963	—
2024	—	521	4,199	4,389	1,822	69	12	20	6	11,038	1
2023	—	432	1,596	2,644	1,827	109	304	13	12	6,937	—
2022	—	—	907	1,165	637	82	43	38	215	3,087	—
Prior	75	173	1,418	2,654	1,687	494	152	199	211	7,063	—
Total	75	1,673	12,512	17,197	9,504	1,013	706	279	452	43,411	1
Revolving loans	—	—	—	1,410	42	—	—	—	4	1,456	—
Revolving contracts converted to Term contracts	—	—	17	—	—	—	—	—	34	51	—
Total disbursed loans	$75	$1,673	$12,529	$18,607	$9,546	$1,013	$706	$279	$490	$44,918	$1
Unamortized deferred loan origination fees, net and other										(164)
Loans at amortized cost										$44,754

Table E8.1:
	June 30, 2025
(US$ in millions)	Loans at Amortized cost basis by Risk class										Gross write-offs
Originated during the year ended June 30,	Very Strong	Strong	Adequate	Moderate	Weak	Very Weak/ Special Attention	Very Weak/ Sub-standard	Extremely Weak/ Doubtful	Imminent Default/ Default	Total Contracts
2025	$—	$391	$3,042	$3,721	$1,866	$221	$113	$—	$—	$9,354	$—
2024	—	332	4,196	4,481	1,740	118	17	23	3	10,910	—
2023	—	26	2,040	2,773	2,207	126	207	128	9	7,516	—
2022	—	220	1,048	1,357	785	39	16	194	142	3,801	—
2021	—	—	741	1,467	513	74	9	2	8	2,814	—
Prior	85	147	1,108	1,677	1,179	503	236	233	334	5,502	35
Total	85	1,116	12,175	15,476	8,290	1,081	598	580	496	39,897	35
Revolving Loans	—	—	—	1,686	72	—	—	—	4	1,762	5
Revolving contracts converted to Term contracts	—	—	17	—	34	—	—	—	—	51	—
Total disbursed loans	$85	$1,116	$12,192	$17,162	$8,396	$1,081	$598	$580	$500	$41,710	$40
Unamortized deferred loan origination fees, net and other										(155)
Loans at amortized cost										$41,555

INTERNATIONAL FINANCE CORPORATION	Page 59

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
Note E – Loans and Guarantees (Continued)
Following is a summary of IFC’s loans at amortized cost by credit quality indicator, geographic region, and industry sector, as of December 31, 2025 and June 30, 2025:

Table E9: Loans at amortized cost by credit quality indicator by geographic region
	December 31, 2025
(US$ in millions)	Very Strong	Strong	Adequate	Moderate	Weak	Very Weak/ Special Attention	Very Weak/ Sub-standard	Extremely Weak/ Doubtful	Imminent Default/ Default	Total
Geographic Region
Africa	$—	$167	$1,216	$4,038	$3,627	$727	$305	$91	$190	$10,361
Asia and the Pacific	—	465	4,781	4,166	1,939	32	2	—	105	11,490
Europe, Latin America and the Caribbean	—	489	5,176	6,317	2,028	227	381	180	154	14,952
Middle East and Central Asia	—	15	645	2,785	1,940	27	18	8	41	5,479
Other	75	537	711	1,301	12	—	—	—	—	2,636
Total disbursed loans	$75	$1,673	$12,529	$18,607	$9,546	$1,013	$706	$279	$490	$44,918
Unamortized deferred loan origination fees, net and other										(164)
Loans at amortized cost										$44,754

Table E9.1 :
	June 30, 2025
(US$ in millions)	Very Strong	Strong	Adequate	Moderate	Weak	Very Weak/ Special Attention	Very Weak/ Sub-standard	Extremely Weak/ Doubtful	Imminent Default/ Default	Total
Geographic Region
Africa	$—	$162	$898	$3,542	$3,428	$675	$185	$279	$181	$9,350
Asia and the Pacific	—	676	4,851	3,991	2,127	9	4	6	54	11,718
Europe, Latin America and the Caribbean	—	156	4,956	6,024	1,383	175	367	202	144	13,407
Middle East and Central Asia	—	18	331	2,436	1,457	222	42	93	121	4,720
Other	85	104	1,156	1,169	1	—	—	—	—	2,515
Total disbursed loans	$85	$1,116	$12,192	$17,162	$8,396	$1,081	$598	$580	$500	$41,710
Unamortized deferred loan origination fees, net and other										(155)
Loans at amortized cost										$41,555

INTERNATIONAL FINANCE CORPORATION	Page 60

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
Note E – Loans and Guarantees (Continued)

Table E10: Loans at amortized cost by credit quality indicator by Industry sector
	December 31, 2025
(US$ in millions)	Very Strong	Strong	Adequate	Moderate	Weak	Very Weak/ Special Attention	Very Weak/ Substandard	Extremely Weak/ Doubtful	Imminent Default/ Default	Total
Industry Sector
Manufacturing, agribusiness and services	$75	$669	$5,224	$6,507	$3,112	$287	$414	$82	$251	$16,621
Financial markets	—	967	4,613	8,805	3,692	203	1	14	53	18,348
Infrastructure and natural resources	—	37	2,692	3,295	2,742	523	291	183	182	9,945
Disruptive technologies and funds	—	—	—	—	—	—	—	—	4	4
Total disbursed loans	$75	$1,673	$12,529	$18,607	$9,546	$1,013	$706	$279	$490	$44,918
Unamortized deferred loan origination fees, net and other										(164)
Loans at amortized cost										$44,754

Table E10.1:
	June 30, 2025
(US$ in millions)	Very Strong	Strong	Adequate	Moderate	Weak	Very Weak/ Special Attention	Very Weak/ Substandard	Extremely Weak/ Doubtful	Imminent Default/ Default	Total
Industry Sector
Manufacturing, agribusiness and services	$85	$622	$4,691	$6,427	$2,472	$315	$352	$186	$305	$15,455
Financial markets	—	451	5,245	7,875	4,027	130	23	24	7	17,782
Infrastructure and natural resources	—	43	2,256	2,860	1,896	636	206	370	184	8,451
Disruptive technologies and funds	—	—	—	—	1	—	17	—	4	22
Total disbursed loans	$85	$1,116	$12,192	$17,162	$8,396	$1,081	$598	$580	$500	$41,710
Unamortized deferred loan origination fees, net and other										(155)
Loans at amortized cost										$41,555
Modifications to Borrowers Experiencing Financial Difficulties
Loans are modified through changes in interest rates, repayment schedules, and maturity dates, in addition to reductions of loan principal and waiver of accrued interest.
Disclosures relating to modifications for borrowers experiencing financial difficulties do not include loan modifications and the effects related to suspension and standstill agreements where principal and interest payments are temporarily suspended. During the three and six months ended December 31, 2025 amortized cost of these loans amounted to $8 million, ($0 and $7 million for the three and six months ended December 31, 2024, respectively).
For loans at amortized cost, the following tables present information related to modifications for borrowers experiencing financial difficulties, per major modification types (including interest rate reduction, other-than-insignificant payment delay, principal forgiveness, and term extension or a combination of these modifications), by geographic region and industry sector during the six months ended December 31, 2025 and December 31, 2024. There were no such modifications during the three months ended December 31, 2025 and December 31, 2024.

INTERNATIONAL FINANCE CORPORATION	Page 61

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
Note E – Loans and Guarantees (Continued)

Table E11: Modifications for borrowers experiencing financial difficulties
	For the six months ended December 31, 2025
(US$ in millions)	Interest Rate Reduction, Term Extension and Payment Delay	Principal Forgiveness	Term Extension and Payment Delay	Total Loan Modifications [a]	% of total loans	Total loans by region and industry
Africa
Manufacturing, agribusiness and services	$—	$—	$85	$85	2.3%	$3,763
Infrastructure and natural resources	91	—	—	91	3.0	2,985
Other industry sectors	—	—	—	—	—	3,613
Total Africa	91	—	85	176	1.7	10,361
Asia and the Pacific
Manufacturing, agribusiness and services	—	1	—	1	—	4,071
Other industry sectors	—	—	—	—	—	7,419
Total Asia and the Pacific	—	1	—	1	—	11,490
Other regions	—	—	—	—	—	23,067
Total	$91	$1	$85	$177	0.39%	$44,918
_________
a Includes all components of amortized cost except unamortized fees which are considered insignificant.

Table E11.1:
	For the six months ended December 31, 2024
(US$ in millions)	Interest Rate Reduction, Term Extension and Payment Delay	Total Loan Modifications [a]	% of total loans	Total loans by region and industry
Europe, Latin America and the Caribbean
Manufacturing, agribusiness and services	$10	$10	0.2%	$5,066
Other industry sectors	—	—	—	8,132
Total Europe, Latin America and the Caribbean	10	10	0.1	13,198
Other regions	—	—	—	26,216
Total	$10	$10	0.03%	$39,414
___________
a Includes all components of amortized cost except unamortized fees which are considered insignificant.

INTERNATIONAL FINANCE CORPORATION	Page 62

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
Note E – Loans and Guarantees (Continued)
The following tables summarize the financial effect of loan modifications for borrowers experiencing financial difficulty by geographic region and industry sector for the six months ended December 31, 2025 and December 31, 2024. There were no such modifications during the three months ended December 31, 2025 and December 31, 2024.

Table E12: Financial effect of loan modifications for borrowers experiencing financial difficulties
	For the six months ended December 31, 2025
	Interest Rate Reduction	Term Extension	Principal Forgiveness	Other than Insignificant Payment Delay
(US$ in millions)	Weighted Average Interest Rate Reduction %	Weighted Average Months Extended	Sum of Principal Forgiven	Amount Delayed	Weighted Average Months Delayed
Africa
Manufacturing, agribusiness and services	—%	$34	$—	$39	12
Infrastructure and natural resources	1.2	67	—	43	62
Asia and the Pacific
Manufacturing, agribusiness and services	—	—	17	—	—
Middle East and Central Asia
Financial markets	—	—	10	—	—

Table E12.1:
	For the six months ended December 31, 2024
	Interest Rate Reduction	Term Extension	Principal Forgiveness	Other than Insignificant Payment Delay
(US$ in millions)	Weighted Average Interest Rate Reduction %	Weighted Average Month Extended	Sum of Principal Forgiven	Amount Delayed	Weighted Average Months Delayed
Asia and the Pacific
Manufacturing, agribusiness and services	—%	$—	$2	$—	$—
Europe, Latin America and the Caribbean
Manufacturing, agribusiness and services	4.2	62	—	9	66
Middle East and Central Asia
Financial markets	—	—	39	—	—

INTERNATIONAL FINANCE CORPORATION	Page 63

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
Note E – Loans and Guarantees (Continued)
For loans at amortized cost, the following tables present an aging analysis of loan modifications made for borrowers experiencing financial difficulties during the twelve months preceding December 31, 2025 and December 31, 2024 presented by geographic region and industry sector.

Table E13: Aging analysis of loan modifications for borrowers experiencing financial difficulty
	December 31, 2025
(US$ in millions)	Current	Greater than 90 days past due	Total [a]
Africa
Manufacturing, agribusiness and services	$108	$4	$112
Infrastructure and natural resources	99	—	$99
Total Africa	207	4	211
Asia and the Pacific
Manufacturing, agribusiness and services	1	—	1
Total Asia and the Pacific	1	—	1
Europe, Latin America and the Caribbean
Manufacturing, agribusiness and services	17	—	$17
Infrastructure and natural resources	74	—	$74
Total Europe, Latin America and the Caribbean	91	—	91
Total	$299	4	$303
_________
a Includes all components of amortized cost except unamortized fees which are considered insignificant.

Table E13.1:
	December 31, 2024
(US$ in millions)	Current	Greater than 90 days past due	Total [a]
Africa
Manufacturing, agribusiness and services	$7	$—	$7
Infrastructure and natural resources	29	—	29
Total Africa	36	—	36
Europe, Latin America and the Caribbean
Manufacturing, agribusiness and services	83	—	$83
Financial markets	—	4	4
Infrastructure and natural resources	70	—	70
Total Europe, Latin America and the Caribbean	153	4	157
Middle East and Central Asia
Infrastructure and natural resources	52	25	77
Total Middle East and Central Asia	52	25	77
Total	$241	$29	$270
_________
a Includes all components of amortized cost except unamortized fees which are considered insignificant.

INTERNATIONAL FINANCE CORPORATION	Page 64

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
Note E – Loans and Guarantees (Continued)
The following tables present loans that had a payment default during the six months ended December 31, 2025 and three and six months ended December 31, 2024 after they had been modified, to borrowers experiencing financial difficulty within the twelve months preceding the payment default date. There were no such defaults for the three months ended December 31, 2025. Payment default is defined as loans that are 60 or more days past due as of the respective balance sheet date.

Table E14: Loan modifications for borrowers experiencing financial difficulty that had payment default
	For the six months ended December 31, 2025
(US$ in millions)	Term Extension and Payment Delay	Total Loan Modifications [a]
Africa
Manufacturing, agribusiness and services	$4	$4
Total Africa	4	4
Total	$4	$4
_________
a Includes all components of amortized cost except unamortized fees which are considered insignificant.

Table E14.1:
	For the three months ended December 31, 2024
(US$ in millions)	Term Extension and Payment Delay	Total Loan Modifications [a]
Africa
Manufacturing, agribusiness and services	$1	$1
Total Africa	1	1
Total	$1	$1
_________
a Includes all components of amortized cost except unamortized fees which are considered insignificant.

Table E14.2:
	For the six months ended December 31, 2024
(US$ in millions)		Payment Delay		Term Extension and Payment Delay		Total Loan Modifications [a]
Africa
Manufacturing, agribusiness and services		$—		$2		$2
Total Africa		—	—	2	—	2
Asia and the Pacific
Manufacturing, agribusiness and services		11		—		11
Total Asia and the Pacific		11		—	—	11
Europe, Latin America and the Caribbean
Financial markets		—		4		4
Total Europe, Latin America and the Caribbean	—	—	—	4	—	4
Total disbursed loans		$11		$6	$—	$17
_________
a Includes all components of amortized cost except unamortized fees which are considered insignificant.

INTERNATIONAL FINANCE CORPORATION	Page 65

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
Note E – Loans and Guarantees (Continued)
Collateral-Dependent Loans
A loan is considered collateral-dependent when the borrower is experiencing financial difficulty and repayment is expected to be provided substantially through the operation or sale of the collateral. The following tables summarize the amortized cost of collateral dependent loans by collateral type, geographic region and industry sector as of December 31, 2025 and June 30, 2025:

Table E15: Collateral dependent loans[a] by Geographic region
	December 31, 2025			June 30, 2025
(US$ in millions)	Property, Land and Equipment	Others	Total	Property, Land and Equipment	Others	Total
Geographic Region
Africa	$3	$—	$3	$5	$—	$5
Middle East and Central Asia	9	16	25	10	15	25
Europe, Latin America and the Caribbean	3	—	3	16	—	16
Total	$15	$16	$31	$31	$15	$46
_________
a Includes all components of amortized cost except unamortized fees which are considered insignificant.

Table E16: Collateral dependent loans[a] by Industry sector
	December 31, 2025			June 30, 2025
(US$ in millions)	Property, Land and Equipment	Others	Total	Property, Land and Equipment	Others	Total
Industry Sector
Manufacturing, agribusiness and services	$6	$—	$6	$21	$—	$21
Infrastructure and natural resources	9	16	25	10	15	25
Total	$15	$16	$31	$31	$15	$46
_________
a Includes all components of amortized cost except unamortized fees which are considered insignificant.
Guarantees
IFC extends financial guarantee facilities to its clients to provide full or partial credit enhancement for their debt securities and trade obligations. Under the terms of IFC’s guarantees, IFC agrees to assume responsibility for the client’s financial obligations in the event of default by the client, where default is defined as failure to pay when payment is due. Guarantees entered into by IFC generally have maturities consistent with those of the loan portfolio. Guarantees signed as of December 31, 2025 totaled $11.5 billion ($8.7 billion – June 30, 2025). Guarantees of $8.9 billion were outstanding (i.e., not called) as of December 31, 2025 ($6.6 billion – June 30, 2025). These amounts represent the maximum amount of undiscounted future payments that IFC could be required to make under these guarantees and are not included in IFC’s condensed consolidated balance sheets.

INTERNATIONAL FINANCE CORPORATION	Page 66

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE F – DEBT SECURITIES
Income from debt securities, including net realized gains (losses) on debt securities and associated derivatives for the three and six months ended December 31, 2025 and December 31, 2024 comprises the following:

Table F1: Income from Debt Securities
	For the three months ended December 31,		For the six months ended December 31,
(US$ in millions)	2025	2024	2025	2024
Interest income	$212	$213	$410	$429
Net realized losses on debt securities and associated derivatives [a]	(10)	(14)	(6)	(14)
Total income from debt securities, including realized gains on debt securities and associated derivatives	$202	$199	$404	$415
_________
a Includes realized gains/(losses) on debt securities under the Fair Value Option. $0.3 million losses and $2 million gains for the three and six months ended December 31, 2025 ( $11 million and $15 million losses for the three and six months ended December 31, 2024).

Debt securities accounted for as available-for-sale as of December 31, 2025 and June 30, 2025 comprise:

Table F2: Debt securities – available-for-sale
	December 31, 2025
(US$ in millions)	Amortized cost	Unrealized gains [a]	Unrealized losses [a]	Reserve for credit losses	Fair value
Corporate debt securities	$488	$24	$(38)	$(1)	$473
Preferred shares	18	—	(4)	(5)	9
Asset-backed securities	26	1	—	—	27
Total	$532	$25	$(42)	$(6)	$509
_________
a Includes net foreign exchange losses of $25 million as of December 31, 2025.

Table F2.1:
	June 30, 2025
(US$ in millions)	Amortized cost	Unrealized gains [a]	Unrealized losses [a]	Reserve for credit losses	Fair value
Corporate debt securities	$545	$13	$(60)	$(5)	$493
Preferred shares	28	—	(3)	(11)	14
Asset-backed securities	36	1	—	—	37
Total	$609	$14	$(63)	$(16)	$544
_________
a Includes net foreign exchange losses of $49 million as of June 30, 2025.
The table below presents the amortized cost, unrealized losses, and fair value of available-for-sale debt securities that are in an unrealized loss position without credit losses, aggregated by major security type as of December 31, 2025 and June 30, 2025. The reserve for credit losses is not included herein and is presented separately in the reserve for credit losses on debt securities roll-forward table.

Table F3: Available-for-sale debt securities – in an unrealized loss position without credit losses
	December 31, 2025			June 30, 2025
(US$ in millions)	Amortized Costs	Unrealized Losses [a]	Fair value	Amortized Costs	Unrealized Losses [a]	Fair value
Corporate debt securities	$176	$(38)	$138	$203	$(55)	$148
Preferred shares	10	(4)	6	9	(3)	6
Asset-backed securities	—	—	—	1	—	1
Total	$186	$(42)	$144	$213	$(58)	$155
___________
a Includes net foreign exchange losses of $39 million as of December 31, 2025 and $62 million as of June 30, 2025.

INTERNATIONAL FINANCE CORPORATION	Page 67

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE F – DEBT SECURITIES (continued)
The following table shows the unrealized losses and fair value of available-for-sale debt securities as of December 31, 2025 and June 30, 2025 by length of time that individual securities had been in a continuous loss position where the fair value of securities declined below their cost basis:

Table F4: Unrealized losses and fair value of available-for-sale debt securities – by length of time
	December 31, 2025
	Less than 12 months		12 months or greater		Total
(US$ in millions)	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Corporate debt securities	$—	$—	$138	$(38)	$138	$(38)
Preferred shares	—	—	6	(4)	6	(4)
Asset-backed securities	—	—	—	—	—	—
Total	$—	$—	$144	$(42)	$144	$(42)

Table F4.1:
	June 30, 2025
	Less than 12 months		12 months or greater		Total
(US$ in millions)	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Corporate debt securities	$—	$—	$148	$(55)	$148	$(55)
Preferred shares	—	—	6	(3)	6	(3)
Asset-backed securities	—	—	1	—	1	—
Total	$—	$—	$155	$(58)	$155	$(58)
Corporate debt securities comprise investments in bonds and notes. Fair value associated with corporate debt securities is primarily attributable to movements in the credit default swap spread curve applicable to the issuer, and also impacted by movements in the risk-free rates and foreign exchange rates. Based upon IFC's assessment of expected credit losses, a reserve for credit losses is made for securities where the issuer is not expected to make all contractual principal and interest payments.
Preferred shares comprise investments in preferred equity investments that are redeemable at the option of IFC or mandatorily redeemable by the issuer. Unrealized losses associated with preferred shares are primarily driven by changes in discount rates associated with changes in credit spreads or interest rates, minor changes in exchange rates and comparable market valuations in the applicable sector. Based upon IFC's assessment of expected credit losses, a reserve for credit losses is made for securities where IFC does not expect to recover the cost basis of these securities.
Asset-backed securities comprise investments in bonds and notes that are collateralized by self-liquidating financial assets that allow IFC to receive payments that depend primarily on cash flow from those assets.

INTERNATIONAL FINANCE CORPORATION	Page 68

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE F – DEBT SECURITIES (continued)
The tables below present a roll-forward by major security type for the three and six months ended December 31, 2025 and December 31, 2024 of the reserve for credit losses on debt securities accounted for as available-for-sale held at the period end:
Table F5: Roll-forward of the reserve for credit losses – by security type

	For the three months ended December 31, 2025					For the six months ended December 31, 2025
(US$ in millions)	Corporate Debt Securities	Preferred shares		Total		Corporate Debt Securities	Preferred shares	Total
Beginning balance	$2	$12		$14		$5	$11	$16
Release of provision for losses	(1)	(7)		(8)		(5)	(6)	(11)
Recoveries of previously written-off debt securities	—	—		—		1	—	1
Ending balance	$1	$5	$—	$6	$—	$1	$5	$6

Table F5.1:
	For the three months ended December 31, 2024			For the six months ended December 31, 2024
(US$ in millions)	Corporate Debt Securities	Preferred shares	Total	Corporate Debt Securities	Preferred shares	Total
Beginning balance	$22	$10	$32	$24	$10	$34
Release of provision for losses	(1)	—	(1)	(3)	—	(3)
Ending balance	$21	$10	$31	$21	$10	$31

Nonaccruing debt securities
The disbursed and outstanding balances of debt securities on which the accrual of interest has been discontinued amounted to $106 million at December 31, 2025 ($142 million – June 30, 2025).

INTERNATIONAL FINANCE CORPORATION	Page 69

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE G – EQUITY INVESTMENTS AND ASSOCIATED DERIVATIVES
Income from equity investments, including realized and unrealized gains and losses on equity and associated derivatives for the three and six months ended December 31, 2025 and December 31, 2024 comprises the following:

Table G1: Income from equity investments and associated derivatives
	For the three months ended December 31,		For the six months ended December 31,
(US$ in millions)	2025	2024	2025	2024
Unrealized gains (losses) on equity investments and associated derivatives [a]	$162	$(269)	$419	$(53)
Realized gains on equity investments and associated derivatives, net	215	170	302	109
Gains (losses) on equity investments and associated derivatives, net	377	(99)	721	56
Dividends	19	32	59	72
Custody, fees and other	3	4	7	7
Total income from equity investments, including realized and unrealized gains and losses on equity and associated derivatives	$399	$(63)	$787	$135
_________
a Includes unrealized gains and losses related to equity securities still held as of December 31, 2025, net gains of $402 million and net gains of $674 million, respectively, for the three and six months ended December 31, 2025 (net losses of $48 million and $104 million for the three and six months ended December 31, 2024).

The fair value of equity investments as of December 31, 2025 and June 30, 2025 comprises:

Table G2: Fair value of equity investments
(US$ in millions)	December 31, 2025	June 30, 2025
Investments in common or preferred shares	$6,259	$5,641
Equity interests in private equity funds	6,735	6,140
Equity-related options and other financial instruments	(12)	(4)
Total	$12,982	$11,777
Equity investments include several private equity funds that invest primarily in emerging markets across a range of sectors and that are accounted for at fair value under the Fair Value Option. The fair values of these funds have been determined using the net asset value of IFC’s ownership interest in partners’ capital as a practical expedient as presented in the table above. These investments cannot be redeemed. Distributions will be received from these funds as the underlying assets are liquidated or distributed, the timing of which is uncertain. As of December 31, 2025, the maximum unfunded commitments subject to capital calls for these funds were $2.4 billion ($2.4 billion – June 30, 2025). As of December 31, 2025, IFC's investments as a limited partner in funds managed by AMC was $461 million ($434 million – June 30, 2025). Amounts previously distributed by AMC may be callable through the life of the respective fund. The sale of IFC’s limited partner interests in these funds needs prior consent from the other limited partners.

INTERNATIONAL FINANCE CORPORATION	Page 70

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE H – RETAINED EARNINGS, NET INCOME ALLOCATIONS, AND ACCUMULATED OTHER COMPREHENSIVE INCOME
Retained Earnings consist of Allocated Amounts and Unallocated Net Income (Loss).
Allocated Amounts:
Management recommends allocations of net income to the Board at the end of each fiscal year, to support IFC's operations as well as other developmental activities. These recommendations are based on IFC's allocable income. Amounts available to support other developmental activities are determined based on a Board-approved income-based (sliding scale) formula and on a principles-based Board approved financial distribution policy and are approved by the Board.
IFC allocates its net income to support the following programs:
Funding Mechanism for Technical Assistance and Advisory Services (FMTAAS) supports the delivery of Upstream and Advisory related activities, primarily in non-IDA/Fragile and FCS member countries.
Creating Markets Advisory Window (CMAW) supports the delivery of Upstream and Advisory related activities in IDA-eligible member countries and FCS with the aim of addressing the complex challenge of building a pipeline of bankable private sector projects in these markets.
Small and Medium Enterprise (SME) Ventures covers program, administrative, legal, and consulting expenses in connection with IFC’s private equity program for financing of SMEs.
Frontier Opportunities Fund (FOF): This is a fund of concessional finance to spur equity investment mostly targeted to middle-income member countries.
On September 30, 2025, the Board of Directors approved the allocation of $178 million to the CMAW reserve, $70 million to the FMTAAS reserve, and $1,362 million to the General Reserve from IFC's FY25 net income.This approval was noted by the Board of Governors on October 17, 2025. On the same day, the Board of Governors also approved the allocation of $100 million from IFC’s FY25 net income to the Surplus account and delegated to the Board of Directors the authority to approve the transfer of $100 million from the Surplus account to the Frontier Opportunities Fund. The components of retained earnings and related expenditures are summarized below:

Table H1: Components of retained earnings and related expenditures
(US$ in millions)	FMTAAS Reserve	CMAW Reserve	SME Ventures Reserve	Surplus	Frontier Opportunities Fund Reserve	Cumulative Fair value and other adjustments[a]	General Reserve	Unallocated Net Income	Total Retained Earnings
As of June 30, 2024	$58	$93	$11	$—	$—	$(139)	$11,595	$1,677	$13,295
Six months ended December 31, 2024
Net income	—	—	—	—	—	—	—	1,128	1,128
Net income allocations	152	107	—	100	—	—	1,318	(1,677)	—
Expenditures against reserves	(21)	(26)	(2)	—	—	—	—	49	—
Fair value and other adjustments	—	—	—	—	—	254	—	(254)	—
As of December 31, 2024	$189	$174	$9	$100	$—	$115	$12,913	$923	$14,423

As of June 30, 2025	$140	$101	$9	$—	$100	$158	$12,913	$1,881	$15,302
Six months ended December 31, 2025
Net income	—	—	—	—	—	—	—	1,459	1,459
Net income allocations	70	178	—	100	—	—	1,362	(1,710)	—
Expenditures against reserves	(29)	(39)	—	—	—	—	—	68	—
Fair value and other adjustments	—	—	—	—	—	561	—	(561)	—
As of December 31, 2025	$181	$240	$9	$100	$100	$719	$14,275	$1,137	$16,761
_________
a Other adjustments include income associated with PCRF.

INTERNATIONAL FINANCE CORPORATION	Page 71

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE H – RETAINED EARNINGS, NET INCOME ALLOCATIONS, AND ACCUMULATED OTHER COMPREHENSIVE INCOME (continued)

Accumulated other comprehensive income

Table H2 : AOCI Components and changes
(US$ in millions)	Net unrealized losses on available-for-sale debt securities	Net unrealized gains on borrowings	Net unrecognized actuarial gains and unrecognized prior service costs on benefit plans	Total accumulated other comprehensive income
AOCI as of June 30, 2024	$(117)	$414	$660	$957
Six months ended December 31, 2024
Other comprehensive income before reclassifications	72	(204)	—	(132)
Amounts reclassified from AOCI into net income	(44)	12	(6)	(38)
Other comprehensive income (loss)	28	(192)	(6)	(170)
AOCI as of December 31, 2024	$(89)	$222	$654	$787

AOCI as of June 30, 2025	$(49)	$146	$1,520	$1,617
Six months ended December 31, 2025
Other comprehensive income before reclassifications	49	(346)	—	(297)
Amounts reclassified from AOCI into net income	(18)	92	(30)	$44
Other comprehensive income (loss)	31	(254)	(30)	(253)
AOCI as of December 31, 2025	$(18)	$(108)	$1,490	$1,364
NOTE I – NET UNREALIZED GAINS AND LOSSES ON LOANS, DEBT SECURITIES, BORROWINGS AND RELATED DERIVATIVES
Net unrealized gains and losses on loans, debt securities, borrowings and related derivatives for the three and six months ended December 31, 2025 and December 31, 2024 comprise:

Table I1: Net unrealized gains on loans, debt securities, borrowings and related derivatives
	For the three months ended December 31,		For the six months ended December 31,
(US$ in millions)	2025	2024	2025	2024
Unrealized gains and losses on loans, debt securities and associated derivatives
Unrealized (losses) gains on loans under the Fair Value Option	$(19)	$25	$25	$32
Unrealized gains (losses) on derivatives associated with loans	41	(15)	75	(198)
Unrealized (losses) gains on debt securities under the Fair Value Option	(33)	—	(51)	91
Unrealized gains (losses) on derivatives associated with debt securities	3	28	23	(46)
Total net unrealized (losses) gains on loans, debt securities and associated derivatives	(8)	38	72	(121)
Unrealized gains and losses on borrowings and associated derivatives
Unrealized gains (losses) on borrowings accounted for at fair value	467	1,024	669	(176)
Unrealized (losses) gains on derivatives associated with borrowings	(413)	(746)	(612)	597
Total net unrealized gains on borrowings and associated derivatives	54	278	57	421
Net unrealized gains on loans, debt securities, borrowings and related derivatives	$46	$316	$129	$300

INTERNATIONAL FINANCE CORPORATION	Page 72

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE J – DERIVATIVES
IFC enters into transactions in various derivative instruments for financial risk management purposes in connection with its principal business activities, including lending, investing in debt securities, equity investments, client risk management, borrowing, liquid asset management and asset and liability management. None of these derivative instruments are designated as accounting hedges under ASC Topic 815. The following table summarizes IFC's use of derivatives in its various financial portfolios:

Table J1: Risk Classification of derivative used across various financial portfolios
Portfolio	Derivative instruments used	Purpose / Risk being managed
Risk Management purposes
Liquid assets	Currency swaps, currency forward contracts, interest rate swaps, options, and futures contracts	Manage currency risk and interest rate risk of liquid assets
Loans and debt securities	Currency swaps and interest rate swaps	Manage currency risk and interest rate risk of loans and debt securities
Borrowings	Currency swaps and interest rate swaps	Manage currency risk and interest rate risk of borrowings
Other asset/liability management	Currency swaps, interest rate swaps, put options, call options, and warrant agreements	Manage currency risk and duration of IFC's equity
Other purposes
Client operations	Currency swaps, currency forward contracts, and interest rate swaps	Assist clients in managing their risks
The fair value of derivative instrument assets and liabilities by risk type as of December 31, 2025 and June 30, 2025 is summarized as follows:

Table J2: Derivative fair values and outstanding notional classified by risk type and hedge desk at fair value
	December 31, 2025			June 30, 2025
(US$ in millions)	Outstanding Notional	Assets	Liabilities	Outstanding Notional	Assets	Liabilities
Interest rate	$91,912	$528	$1,690	$86,949	$548	$1,710
Foreign exchange	19,192	197	370	18,649	85	615
Interest rate and currency	70,364	1,838	4,169	66,950	2,200	4,266
Equity [a]	—	68	18	—	140	21
Credit and other [a]	—	23	22	—	32	8
Total	$181,468	$2,654	$6,269	$172,548	$3,005	$6,620

Funding	$72,857	$1,275	$4,153	$72,022	$1,557	$4,245
Investments	60,400	888	1,208	54,747	1,063	1,171
Client Risk Management	13,832	279	293	14,683	295	319
Liquid asset Management	34,379	212	615	31,096	90	885
Total	$181,468	$2,654	$6,269	$172,548	$3,005	$6,620
_________
a As of December 31, 2025, there were 102 derivative instrument contracts related to IFC’s equity investment portfolio and 89 other derivative contracts recognized as derivative assets or liabilities under ASC Topic 815 (101 equity related and 33 other derivative contracts – June 30, 2025).

INTERNATIONAL FINANCE CORPORATION	Page 73

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE J – DERIVATIVES (Continued)
The effect of derivative instrument contracts on the condensed consolidated statements of operations for the three and six months ended December 31, 2025 is summarized as follows:

Table J3: Impact of derivative instrument contracts on the condensed consolidated statements of operations
(US$ in millions)		For the three months ended December 31,		For the six months ended December 31,
Derivative risk category	Condensed Consolidated Statements of Operations location	2025	2024	2025	2024
Interest rate	Income from loans and guarantees, including realized gains and losses on loans and associated derivatives	$5	$11	$21	$38
	Income from debt securities, including realized gains and losses on debt securities and associated derivatives	4	7	9	16
	(Loss) income from liquid asset trading activities	(12)	40	(35)	(43)
	Charges on borrowings	(52)	(124)	(136)	(301)
	Other income	3	2	8	5
	Net unrealized (losses) gains on loans, debt securities, borrowings and related derivatives	(60)	(425)	(11)	12
Foreign exchange	Income from liquid asset trading activities	194	1,171	421	458
	Foreign currency transaction gains (losses) on non-trading activities	—	5	(1)	1
	Net unrealized (losses) gains on loans, debt securities, borrowings and related derivatives	(6)	2	(3)	1
Interest rate and currency	(Loss) income from loans and guarantees, including realized gains and losses on loans and associated derivatives	(16)	10	(26)	22
	Loss from debt securities, including realized gains and losses on debt securities and associated derivatives	(27)	(9)	(51)	(12)
	Income from liquid asset trading activities	54	194	117	97
	Charges on borrowings	(24)	(150)	(144)	(359)
	Foreign currency transaction gains (losses) on non-trading activities	205	(1,471)	81	(950)
	Other income	—	—	1	2
	Net unrealized (losses) gains on loans, debt securities, borrowings and related derivatives	(291)	(286)	(476)	373
Equity related contracts	(Losses) gains from equity investments and associated derivatives	(40)	(1)	(69)	10
Credit and other	Net unrealized losses on loans, debt securities, borrowings and related derivatives	(10)	(25)	(22)	(33)
	Total	$(73)	$(1,049)	$(316)	$(663)
The income related to each derivative risk category includes realized and unrealized gains and losses.

INTERNATIONAL FINANCE CORPORATION	Page 74

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE K – BORROWINGS
The majority of IFC’s borrowings are raised through issuances in the international capital markets. In accordance with IFC’s asset-liability management policies, market borrowings are generally swapped into floating‑rate U.S. dollar obligations. IFC also maintains short-term discount note programs as a tool to provide additional funding and liquidity management. Furthermore, IFC employs structured funding transactions, such as securitizations through special purpose vehicles, to diversify its funding sources and transfer portions of the economic risk associated with certain loan portfolios to third-party investors. Additionally, in September 2014, IFC issued a promissory note to IDA, see Note B for further details.
The interest rate composition of IFC's borrowings, before the effect of derivatives, is summarized below:

Table K1: Interest rate composition of borrowings (before derivatives)
	December 31, 2025		June 30, 2025
(US$ in millions, except for %)	Amount	WAC [a] (%)	Amount	WAC [a] (%)
Short-term borrowings – Fixed rate	$2,643	4.2%	$2,337	4.9%
Medium and long term (MLT) borrowings
Fixed rate	66,529	3.9	67,096	3.7
Variable rate	9,574	5.1	7,415	5.0
Total MLT borrowings	76,103		74,511
Securitized borrowings	345	4.8	—	—
IDA borrowings	97	1.8	124	1.8
Total Face Value	79,188		76,972
Fair value adjustments and unamortized discounts, net	(6,063)		(5,522)
Carrying amount of market borrowings	$73,125		$71,450
___________
a WAC refers to weighted average borrowings cost for the reporting period.
As of December 31, 2025, Medium and long term (MLT) borrowings include $303 million carried at amortized cost ($320 million – June 30, 2025). The weighted average effective interest rate on MLT borrowings carried at amortized cost was 9.7% as of December 31, 2025 (8.8% – June 30, 2025).
IFC diversifies its borrowings by currency, country, source, and maturity to provide flexibility and cost-effectiveness. For the six months ended December 31, 2025, IFC borrowed in 24 currencies (12 currencies – six months ended December 31, 2024). The currency composition of borrowings based on face value, before derivatives, is summarized below:

Table K2: Currency composition of borrowings based on face value (before derivatives)
(%)	December 31, 2025	June 30, 2025
U.S. dollar	43.0%	45.2%
Australian dollar	17.4	15.9
Pounds sterling	16.0	15.5
Others	23.6	23.4
Total	100%	100%
IFC uses derivatives, reported at fair value, to manage the currency risk and the interest rate risk on its borrowings. The following table summarizes IFC’s borrowing portfolio after derivatives:

Table K3: Borrowings and borrowing-related derivatives
(US$ in millions)	December 31, 2025	June 30, 2025
Borrowings	$73,125	$71,450
Currency swaps, net	1,680	1,508
Interest rate swaps, net	1,198	1,180
Total	$76,003	$74,138
After the effect of interest rate and currency swaps, IFC’s borrowings generally reprice within one year.

INTERNATIONAL FINANCE CORPORATION	Page 75

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE L – FAIR VALUE MEASUREMENTS
ASC 820 defines fair value as the price that would be received to sell an asset or transfer a liability (i.e., an exit price) in an orderly transaction between independent, knowledgeable and willing market participants at the measurement date assuming the transaction occurs in the entity’s principal (or most advantageous) market. IFC categorizes its financial instruments into three levels based on the established fair value hierarchy. For more information regarding the fair value hierarchy and how IFC measures fair value, see Note A – Summary of Significant Accounting Policies in the June 30, 2025 audited financial statements. Readers are cautioned in using these data for purposes of evaluating the financial condition of IFC as the fair values of the individual financial instruments do not represent the fair value of IFC taken as a whole.
IFC utilized, where available, comparator, sector and country information, in addition to discounted cash flow models, in valuing its equity investment portfolio as of December 31, 2025. Debt securities and loans accounted for at fair value that do not have available market prices were primarily valued using discounted cash flow approaches and reflected spreads as of December 31, 2025.
For the following instruments, the significant unobservable inputs and their relationship to the fair valuation movement are listed below:

Table L1: Significant unobservable inputs and its relationship to the fair valuation movement
Instrument	Significant Unobservable Input	Increase in Unobservable Input Results In
IFC Local Currency Borrowings	IFC Yield Curve	Decrease in Fair Value
Interest Rate Swaps (hedging loans and liquid assets)	Yield Curve Points	Increase in Fair Value
Interest Rate Swaps (hedging borrowings)	Yield Curve Points	Decrease in Fair Value
Currency Swaps (hedging loans and liquid assets)	Yield Curve and Exchange Rates	Increase in Fair Value
Currency Swaps (hedging borrowings)	Yield Curve and Exchange Rates	Decrease in Fair Value
Debt Securities and Loans	Discount Rates, Credit Default Spreads	Decrease in Fair Value
	Valuation Multiple, Recovery Rates	Increase in Fair Value
Equity Securities and Equity Related Derivatives	Cost of equity, discounts for lack of marketability, weighted average cost of capital	Decrease in Fair Value
	Growth rates, return on assets, perpetual growth rates, EV/EBITDA, price to book value and other valuation multiples and volatilities	Increase in Fair Value
The methodologies used and key assumptions made to estimate fair values as of December 31, 2025 and June 30, 2025, are summarized below.
Liquid assets – The primary pricing source for the liquid assets is valuations obtained from external pricing services (vendor prices). The most liquid securities in the liquid asset portfolio are U.S. Treasuries. U.S. Treasuries and U.S. Government agency bonds are classified as Level 1. The remaining liquid assets valued using vendor prices are classified as Level 2 or Level 3 based on the results of IFC’s evaluation of the vendor’s pricing methodologies and individual security facts and circumstances. Most vendor prices use some form of matrix pricing methodology to derive the inputs for projecting cash flows or to derive prices. When vendor prices are not available, liquid assets are valued internally by IFC using executable or indicative dealer quotes from the market and these are classified as Level 2 or Level 3 depending on the degree that the inputs are observable in the market.
The critical factors in valuing liquid assets in both Level 2 and Level 3 are the estimation of cash flows and yield. Other significant inputs for valuing corporate securities, quasi-government securities and sovereign or sovereign-guaranteed securities include reported trades, broker/dealer quotes, benchmark securities, option adjusted spread curve, volatilities, and other reference data. In addition to these inputs, valuation models for securitized or collateralized securities use collateral performance inputs, such as weighted average coupon rate, weighted average maturity, conditional prepayment rate, constant default rate, vintage, and credit enhancements.
There were no Level 3 liquid assets as of December 31, 2025 or June 30, 2025.

INTERNATIONAL FINANCE CORPORATION	Page 76

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE L – FAIR VALUE MEASUREMENTS (continued)
Loans and debt securities – Loans and debt securities in IFC’s investment portfolio that do not have available market prices are primarily valued using discounted cash flow approaches. The majority of loans measured at fair value are classified as Level 3. Certain loans contain embedded conversion and/or income participation features. These features are considered in determining the loans’ fair value based on the quoted market prices or other calculated values of the equity investments into which the loans are convertible and the discounted cash flows of the income participation features. The significant unobservable inputs used in the fair value measurement of loans and debt securities are discount rates, credit default swap spreads, and expected recovery rates. The valuation techniques and significant unobservable inputs for loans and debt securities classified as Level 3 as of December 31, 2025 and as of June 30, 2025 are presented below.

Table L2: Valuation techniques and significant unobservable inputs for loans and debt securities classified as Level 3
December 31, 2025
(US$ in millions)	Valuation technique	Fair value	Significant inputs	Range (%)	Weighted average (%)
Debt securities - preferred shares	Discounted cash flows	$53	Discount rate	11.5 - 17.4	15.2
	Market comparables	44	Valuation multiples [a]
	Recent transactions	51
	Other techniques	14
Total preferred shares		162
Other loans and debt securities	Discounted cash flows	9,566	Credit default swap spreads	0.0 - 5.7	2.0
			Expected recovery rates	0.0 - 95.0	45.3
	Recent transactions	743
	Other techniques	271
Total other loans and debt securities		10,580
Total		$10,742
________
a Includes valuation techniques with multiple significant inputs, therefore the range and weighted average are not provided.

Table L2.1:
June 30, 2025
(US$ in millions)	Valuation technique	Fair value	Significant inputs	Range (%)	Weighted average (%)
Debt securities – preferred shares	Discounted cash flows	$115	Discount rate	11.5 - 22.1	18.6
	Market comparables	72	Valuation multiples [a]
	Recent transactions	40
	Other techniques	17
Total preferred shares		244
Other loans and debt securities	Discounted cash flows	8,849	Credit default swap spreads	0.0 - 8.6	2.3
			Expected recovery rates	0.0 - 97.5	45.3
	Recent transactions	804
	Other techniques	413
Total other loans and debt securities		10,066
Total		$10,310
________
a Includes valuation techniques with multiple significant inputs, therefore the range and weighted average are not provided.
Borrowings – Fair values derived by determining the present value of estimated future cash flows using appropriate discount rates and option specific models where appropriate are classified as Level 2. Fair values derived from market source pricing are also classified as Level 2. The significant inputs used in valuing borrowings classified as Level 2 are presented below:

Table L3: Significant inputs used in valuing borrowings classified as Level 2
Classes	Significant Inputs
Structured bonds	Foreign exchange rate and inter-bank yield curves, issuer’s credit curve and swaption volatility matrix, foreign exchange rate volatility, equity spot price, volatility and dividend yield, and Collateralized Loan Obligations (CLO) performance informed by market research and analysis.
Unstructured bonds	Inter-bank yield curve and issuer’s credit curve.

INTERNATIONAL FINANCE CORPORATION	Page 77

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE L – FAIR VALUE MEASUREMENTS (continued)
As of December 31, 2025, IFC had bond issuances with a total fair value of $220 million classified as level 3 ($216 million – June 30, 2025) in Azerbaijani manat, Bangladeshi taka, Jamaican dollar, Mongolian tugrik, U.S. dollar, and Uzbekistan sum where the significant unobservable inputs were yield curve data and discount rate consistent with market return expectations.
Derivative instruments – The various classes of derivative instruments include interest rate contracts, foreign exchange contracts, interest rate and currency contracts, equity contracts and other derivative contracts. Certain over the counter derivatives in the liquid asset portfolio priced in-house are classified as Level 2, while certain over the counter derivatives priced using external manager prices are classified as Level 3. Fair values for derivative instruments are derived by determining the present value of estimated future cash flows using appropriate discount rates and option specific models where appropriate.
The significant inputs used in valuing the various classes of derivative instruments classified as Level 2 and significant unobservable inputs for derivative instruments classified as Level 3 as of December 31, 2025 and June 30, 2025 are presented below:

Table L4: Significant inputs used in valuing the various classes of derivative instruments classified as Level 2
Level 2 derivatives	Significant Inputs
Interest rate	Inter-bank yield curves, foreign exchange basis curve and yield curves specified to index floating rates.
Foreign exchange	Foreign exchange rate, inter-bank yield curves and foreign exchange basis curve.
Interest rate and currency	Foreign exchange rate, inter-bank yield curves, foreign exchange basis curve and yield curves specified to index floating rates.

Table L5: Significant inputs used in valuing the various classes of derivative instruments classified as Level 3
(US$ in millions)	December 31, 2025
Level 3 derivatives	Type	Fair value	Significant inputs	Range (%)	Weighted average (%)
Equity related derivatives	Variable strike price options	50	Contractual strike price [a]
Interest rate and currency swap assets	Vanilla swaps	84	Yield curve points, exchange rates [a]
Interest rate and currency swap liabilities	Vanilla swaps	(36)	Yield curve points, exchange rates [a]
Total		$98
_________
a In case of valuation techniques with multiple significant inputs, the range and weighted average are not provided.

Table L5.1:
(US$ in millions)	June 30, 2025
Level 3 derivatives	Type	Fair value	Significant inputs	Range (%)	Weighted average (%)
Equity related derivatives	Fixed strike price options	$1
	Variable strike price options	118	Contractual strike price [a]
Interest rate swap assets	Vanilla swaps	1	Yield curve points [a]
Currency swap assets	Vanilla swaps	87	Yield curve points, exchange rates [a]
Interest rate and currency swap liabilities	Vanilla swaps	(30)	Yield curve points, exchange rates [a]
Total		$177
_________
a In case of valuation techniques with multiple significant inputs, the range and weighted average are not provided.

INTERNATIONAL FINANCE CORPORATION	Page 78

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE L – FAIR VALUE MEASUREMENTS (continued)
Equity investments – Equity investments valued using quoted prices in active markets are classified as Level 1. Equity investments classified as Level 2 are valued using quoted prices in inactive markets. Equity investments classified as Level 3 are primarily valued using discounted cash flow and market comparable approaches. The significant unobservable inputs include cost of equity, weighted average cost of capital, asset growth rate, return on assets, perpetual growth rate, price to book and market multiples. The valuation techniques and significant unobservable inputs used in fair value measurements categorized within Level 3 of the fair value hierarchy for equity investments that were measured at fair value through net income as of December 31, 2025 and June 30, 2025 are presented below.

Table L6: Valuation techniques and significant unobservable inputs for equity securities classified as Level 3
(US$ in millions)		December 31, 2025
Sector	Valuation technique	Fair value	Significant inputs	Range	Weighted average (%)
Banking and other financial	Discounted cash flows	$368	Cost of equity (%)	11.6 - 34.2	15.7
Institutions			Asset growth rate (%)	(10.8) - 24.5	7.1
			Return on assets (%)	0.5 - 7.8	2.6
			Perpetual growth rate (%)	3.0 - 15.0	6.5
	Market comparables	448	Price to book value	0.3 - 3.7	2.8
			EV/Sales	0.8 - 22.9	6.3
			Other valuation multiples [a]
	Listed price (adjusted)	145	Discount for lack of marketability (%)	20.0 - 30.0	29.6
	Recent transactions	769
	Other techniques	129
	Associated options [b]	2
Total banking and other financial institutions		1,861
Funds	Recent transactions	130
	Other techniques	83
Total funds		213
Others	Discounted cash flows	988	Weighted average cost of capital (%)	5.4 - 25.8	11.7
			Cost of equity (%)	10.6 - 31.2	18.0
	Market comparables	342	EV/Sales	0.6 - 8.6	3.6
			EV/EBITDA	8.4 - 18.8	12.8
			Price to book value	1.0 - 1.0	1.0
			Other valuation multiples [a]
	Recent transactions	484
	Other techniques	299
	Associated options [b]	67
Total others		2,180
Total		$4,254
_________
a Includes price/earnings ratio and price/sales ratio, the range and weighted average are not provided due to the immaterial amounts.
b Fair values for associated options are derived by determining the present value of estimated future cash flows using appropriate discount rates and option specific models where appropriate.

INTERNATIONAL FINANCE CORPORATION	Page 79

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE L – FAIR VALUE MEASUREMENTS (continued)

Table L6.1:
(US$ in millions)		June 30, 2025
Sector	Valuation technique	Fair value	Significant inputs	Range	Weighted average (%)
Banking and other financial	Discounted cash flows	$292	Cost of equity (%)	12.9 - 34.2	15.7
Institutions			Asset growth rate (%)	(11.3) - 56.6	5.9
			Return on assets (%)	0.5 - 5.3	2.2
			Perpetual growth rate (%)	3.0 - 15.0	5.7
	Market comparables	349	Price to book value	0.3 - 3.7	2.1
			EV/Sales	1.0 - 14.7	6.5
			Other valuation multiples [a]
	Listed price (adjusted)	174	Discount for lack of marketability (%)	20.0 - 30.0	29.6
	Recent transactions	828
	Other techniques	263
	Associated options [b]	2
Total banking and other financial institutions		1,908
Funds	Recent transactions	91
	Other techniques	89
Total funds		180
Others	Discounted cash flows	1,150	Weighted average cost of capital (%)	7.7 - 21.4	11.3
			Cost of equity (%)	10.6 - 32.0	17.4
	Market comparables	440	EV/Sales	0.6- 13.9	5.6
			EV/EBITDA	9.8 - 20.2	13.2
			Price to book value	1.0 - 1.7	1.6
			Other valuation multiples [a]
	Recent transactions	334
	Other techniques	136
	Associated options [b]	66
Total others		2,126
Total		$4,214
_________
a Includes price/earnings ratio and price/sales ratio, the range and weighted average are not provided due to the immaterial amounts.
b Fair values for associated options are derived by determining the present value of estimated future cash flows using appropriate discount rates and option specific models where appropriate.

INTERNATIONAL FINANCE CORPORATION	Page 80

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE L – FAIR VALUE MEASUREMENTS (continued)
Fair value of assets and liabilities
Estimated fair values of IFC’s financial assets and liabilities and off-balance-sheet financial instruments as of December 31, 2025 and June 30, 2025 are summarized below:

Table L7: Estimated fair values of financial assets, financial liabilities, and off-balance-sheet instruments
	December 31, 2025			June 30, 2025
(US$ in millions)	Carrying value		Fair value	Carrying value		Fair value
Financial assets
Cash and due from banks, time deposits, trading securities and securities purchased under resale agreements and receivable for cash collateral pledged	$49,806		$49,806	$51,419		$51,419
Investments
Loans at amortized cost, net of reserve against losses	43,407		45,518	40,282		41,924
Loans accounted for at fair value under the Fair Value Option	1,934		1,934	1,947		1,947
Total loans	45,341		47,452	42,229		43,871
Equity investments accounted for at fair value	12,982	[a]	12,977	11,777	[a]	11,772
Debt securities accounted for at fair value as available-for-sale	509		509	544		544
Debt securities accounted for at fair value under the Fair Value Option	13,758		13,758	12,970		12,970
Total debt securities	14,267		14,267	13,514		13,514
Total investments	$72,590		$74,696	$67,520		$69,157
Total derivative assets	2,654		2,654	3,005		3,005
Other investment-related financial assets	—		2	—		2
Financial liabilities
Securities sold under repurchase agreements and payable for cash collateral received	$5,471		$5,471	$4,893		$4,893
Market, IBRD, IDA and other borrowings outstanding	73,125		73,129	71,450		71,453
Total derivative liabilities	6,269		6,269	6,620		6,620
_________
a For $5 million as of December 31, 2025 ($5 million - June 30, 2025) of equity investments primarily accounted for under the cost recovery method, no fair value measurement is provided since the recovery of invested capital is uncertain.

The fair value of loan commitments amounted to $26 million as of December 31, 2025 ($30 million – June 30, 2025). Fair values of loan commitments are based on present value of loan commitment fees.
Fair value hierarchy
As required by ASC 820, financial assets and financial liabilities are classified in their entirety based on the lowest level input that is significant to the fair value measurement: The following tables provide information as of December 31, 2025 and June 30, 2025, about IFC’s financial assets and financial liabilities measured at fair value on a recurring basis.

INTERNATIONAL FINANCE CORPORATION	Page 81

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE L – FAIR VALUE MEASUREMENTS (continued)

Table L8: Fair value hierarchy - Financial assets and liabilities
	December 31, 2025
(US$ in millions)	Level 1	Level 2		Level 3	Total
Investments - Trading
Time deposits	$—	$13,209		$—	$13,209
Asset-backed securities	—	6,716		—	6,716
Corporate debt securities [a]	—	4,681		—	4,681
Government obligations	17,639	4,813		—	22,452
Total Investments - Trading	17,639	29,419		—	47,058
Securities purchased under resale agreements	—	450		—	450
Loans
Loans	—	76		1,853	1,929
Loans measured at net asset value [b]					5
Total Loans (outstanding principal balance $1,947)	—	76		1,853	1,934
Equity investments
Banking and other financial institutions	736	135		1,861	2,732
Funds	—	12		213	225
Others	1,084	21		2,180	3,285
Equity investments measured at net asset value [b]					6,735
Total equity investments	1,820	168		4,254	12,977
Debt securities
Corporate debt securities	—	4,586		8,204	12,790
Preferred shares	—	—		162	162
Asset-backed securities	—	220		523	743
Debt securities measured at net asset value [b]					572
Total debt securities	—	4,806		8,889	14,267
Derivative assets
Interest rate	—	528		—	528
Foreign exchange	—	197		—	197
Interest rate and currency	—	1,754		84	1,838
Equity and other	—	—		68	68
Credit and Other derivative contracts	—	23		—	23
Total derivative assets	—	2,502	$50,630	152	2,654
Total assets at fair value	$19,459	$37,421		$15,148	$79,340
Borrowings
Structured bonds	$—	$6,787		$21	$6,808
Unstructured bonds	—	63,172		199	63,371
Total borrowings (outstanding principal balance $76,242) [c]	—	69,959		220	70,179
Securities sold under repurchase agreements	—	5,129		—	5,129
Derivative liabilities
Interest rate	—	1,690		—	1,690
Foreign exchange	—	370		—	370
Interest rate and currency	—	4,133		36	4,169
Equity and other	—	—		18	18
Credit and Other derivative contracts	—	22		—	22
Total derivative liabilities	—	6,215		54	6,269
Total liabilities at fair value	$—	$81,303		$274	$81,577
_______
a Includes securities priced at par plus accrued interest, which approximates fair value.
b In accordance with ASC 820, investments that are measured at fair value using net asset value per share have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in condensed consolidated balance sheets.

c Includes discount notes (not under the short-term Discount Note Program), with original maturities greater than one year, with principal due at maturity of $5.9 billion, with a fair value of $2.0 billion as of December 31, 2025.

INTERNATIONAL FINANCE CORPORATION	Page 82

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE L – FAIR VALUE MEASUREMENTS (continued)

Table L8.1:
	June 30, 2025
(US$ in millions)	Level 1	Level 2	Level 3	Total
Investments - Trading
Time deposits	$—	$14,263	$—	$14,263
Asset-backed securities	—	5,468	—	5,468
Corporate debt securities [a]	—	4,972	—	4,972
Government obligations	18,122	5,149	—	23,271
Total Investments - Trading	18,122	29,852	—	47,974
Securities purchased under resale agreements	—	946	—	946
Loans
Loans	—	128	1,814	1,942
Loans measured at net asset value [b]				5
Total Loans (outstanding principal balance $1,985)	—	128	1,814	1,947
Equity investments
Banking and other financial institutions	700	3	1,908	2,611
Funds	—	11	180	191
Others	699	5	2,126	2,830
Equity investments measured at net asset value [b]	—	—	—	6,140
Total equity investments	1,399	19	4,214	11,772
Debt securities
Corporate debt securities	—	4,376	7,667	12,043
Preferred shares	—	—	244	244
Asset-backed securities	—	89	585	674
Debt securities measured at net asset value [b]				553
Total debt securities	—	4,465	8,496	13,514
Derivative assets
Interest rate	—	547	1	548
Foreign exchange	—	85	—	85
Interest rate and currency	—	2,113	87	2,200
Equity and other	—	—	140	140
Credit and Other derivative contracts	—	32	—	32
Total derivative assets	—	2,777	228	3,005
Total assets at fair value	$19,521	$38,187	$14,752	$79,158
Borrowings
Structured bonds	$—	$5,425	$—	$5,425
Unstructured bonds	—	63,152	216	63,368
Total borrowings (outstanding principal balance $74,313) [c]	—	68,577	216	68,793
Securities sold under repurchase agreements	—	4,547	—	4,547
Derivative liabilities
Interest rate	—	1,710	—	1,710
Foreign exchange	—	615	—	615
Interest rate and currency	—	4,236	30	4,266
Equity and other	—	—	21	21
Credit and Other derivative contracts	—	8	—	8
Total derivative liabilities	—	6,569	51	6,620
Total liabilities at fair value	$—	$79,693	$267	$79,960
_________
a Includes securities priced at par plus accrued interest, which approximates fair value.
b In accordance with ASC 820, investments that are measured at fair value using net asset value per share have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in condensed consolidated balance sheets.

c Includes discount notes (not under the short-term Discount Note Program), with original maturities greater than one year, with principal due at maturity of $5.3 billion, with a fair value of $1.8 billion as of June 30, 2025.

INTERNATIONAL FINANCE CORPORATION	Page 83

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE L – FAIR VALUE MEASUREMENTS (continued)
The following tables present the changes in the carrying value of IFC’s Level 3 financial assets and financial liabilities for the three and six months ended December 31, 2025 and December 31, 2024.

Table L9: Carrying value of Level 3 financial assets and financial liabilities
	For the three months ended December 31, 2025
(US$ in millions)	Balance as of October 1, 2025	Net gains (losses) (realized and unrealized) included in		Purchases, issuances, sales, settlements and others	Transfers into Level 3 [a]	Transfers out of Level 3 [b]	Balance as of December 31, 2025	Net unrealized gains (losses) included in net income (loss) related to assets / liabilities held at period end	Net unrealized gains (losses) included in OCI related to assets / liabilities held at period end
		Net Income	Other Comprehensive Income
Investments - Trading
Government obligations	$50	$4	$—	$—	$—	$(54)	$—	$—	$—
Total Investments - Trading	50	4	—	—	—	(54)	—	—	—
Loans	1,845	(14)	—	(29)	51	—	1,853	(15)	—
Equity investments
Banking and other financial institutions	1,958	4	—	153	—	(254)	1,861	—	—
Funds	237	3	—	(27)	—	—	213	3	—
Others	2,150	27	—	33	—	(30)	2,180	4	—
Total equity investments	4,345	34	—	159	—	(284)	4,254	7	—
Debt securities
Corporate debt securities	8,205	(15)	4	331	231	(552)	8,204	9	4
Preferred shares	186	(31)	—	7	—	—	162	1	—
Asset-backed securities	620	7	—	30	—	(134)	523	7	—
Total debt securities	9,011	(39)	4	368	231	(686)	8,889	17	4
Derivative assets
Interest rate and currency	90	—	—	3	—	(9)	84	(1)	—
Equity and other	111	(43)	—	—	—	—	68	(43)	—
Total derivative assets	201	(43)	—	3	—	(9)	152	(44)	—
Total assets at fair value	$15,452	$(58)	$4	$501	$282	$(1,033)	$15,148	$(35)	$4
Borrowings:
Structured bonds	$(22)	$1	$—	$—	$—	$—	$(21)	$1	$—
Unstructured bonds	(179)	—	—	(36)	—	16	(199)	—	—
Total borrowings	(201)	1	—	(36)	—	16	(220)	1	—
Derivative liabilities
Interest rate and currency	(37)	—	—	(1)	—	2	(36)	—	—
Equity and other	(21)	3	—	—	—	—	(18)	3	—
Total derivative liabilities	(58)	3	—	(1)	—	2	(54)	3	—
Total liabilities at fair value	$(259)	$4	$—	$(37)	$—	$18	$(274)	$4	$—
_________
a Transfers into Level 3 are due to lack of observable market data resulting from a decrease in market activity for these securities as of December 31, 2025.
b Transfers out of Level 3 are due to availability of observable market data resulting from an increase in market activity for these securities that were part of the October 1, 2025 beginning balance as of December 31, 2025.

INTERNATIONAL FINANCE CORPORATION	Page 84

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE L – FAIR VALUE MEASUREMENTS (continued)

Table L9.1:
	For the six months ended December 31, 2025
(US$ in millions)	Balance as of July 1, 2025	Net gains (losses) (realized and unrealized) included in		Purchases, issuances, sales, settlements and others	Transfers into Level 3 [a]	Transfers out of Level 3 [b]	Balance as of December 31, 2025	Net unrealized gains (losses) included in net income (loss) related to assets / liabilities held at period end	Net unrealized gains (losses) included in OCI related to assets / liabilities held at period end
		Net Income	Other Comprehensive Income
Investments - Trading
Government obligations	$—	$4	$—	$50	$—	$(54)	$—	$—	$—
Total Investments - Trading	—	4	—	50	—	(54)	—	—	—
Loans	1,814	33	—	(45)	51	—	1,853	35	—
Equity investments:
Banking and other financial institutions	1,908	123	—	69	15	(254)	1,861	(3)	—
Funds	180	(12)	—	45	—	—	213	(12)	—
Others	2,126	32	—	93	—	(71)	2,180	(13)	—
Total equity investments	4,214	143	—	207	15	(325)	4,254	(28)	—
Debt securities:
Corporate debt securities	7,667	(21)	32	547	946	(967)	8,204	23	19
Preferred shares	244	(94)	(1)	13	—	—	162	(63)	(1)
Asset-backed securities	585	1	—	71	—	(134)	523	3	—
Total debt securities	8,496	(114)	31	631	946	(1,101)	8,889	(37)	18
Derivative assets:
Interest rate and currency	87	(2)	—	8	—	(9)	84	7	—
Interest rate	1	(1)	—	—	—	—	—	—	—
Equity and other	140	(72)	—	—	—	—	68	(43)	—
Total derivative assets	228	(75)	—	8	—	(9)	152	(36)	—
Total assets at fair value	$14,752	$(9)	$31	$851	$1,012	$(1,489)	$15,148	$(66)	$18
Borrowings:
Structured bonds	$—	$1	$—	$(22)	$—	$—	(21)	$1	$—
Unstructured bonds	(216)	—	—	(62)	—	79	(199)	—	—
Total borrowings	(216)	1	—	(84)	—	79	(220)	1	—
Derivative liabilities:
Interest rate and currency	(30)	(8)	—	(4)	—	6	(36)	(12)	—
Equity and other	(21)	3	—	—	—	—	(18)	3	—
Total derivative liabilities	(51)	(5)	—	(4)	—	6	(54)	(9)	—
Total liabilities at fair value	$(267)	$(4)	$—	$(88)	$—	$85	$(274)	$(8)	$—
_________
a Transfers into Level 3 are due to lack of observable market data resulting from a decrease in market activity for these securities as of December 31, 2025.
b Transfers out of Level 3 are due to availability of observable market data resulting from an increase in market activity for these securities that were part of July 1, 2025 beginning balance as of December 31, 2025.

INTERNATIONAL FINANCE CORPORATION	Page 85

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE L – FAIR VALUE MEASUREMENTS (continued)

Table L9.2:
	For the three months ended December 31, 2024
(US$ in millions)	Balance as of October 1, 2024	Net gains (losses) (realized and unrealized) included in		Purchases, issuances, sales, settlements and others	Transfers into Level 3 [a]	Transfers out of Level 3 [b]	Balance as of December 31, 2024	Net unrealized gains (losses) included in net income (loss) related to assets / liabilities held at period end	Net unrealized gains (losses) included in OCI related to assets / liabilities held at period end
		Net Income	Other Comprehensive Income
Investments - Trading
Asset-backed securities	$25	$—	$—	$—	$—	$(25)	$—	$—	$—
Government obligations	133	—	—	—	—	(133)	—	—	—
Total Investments - Trading	158	—	—	—	—	(158)	—	—	—
Loans	1,739	(6)	—	54	—	—	1,787	(6)	—
Equity investments:
Banking and other financial institutions	1,912	(34)	—	(54)	—	—	1,824	(85)	—
Funds	146	(2)	—	45	—	—	189	(3)	—
Others	2,345	(81)	—	(135)	21	(3)	2,147	(139)	—
Total equity investments	4,403	(117)	—	(144)	21	(3)	4,160	(227)	—
Debt securities:
Corporate debt securities	7,449	(256)	14	673	287	(459)	7,708	(202)	(24)
Preferred shares	247	(4)	(1)	—	—	—	242	(4)	(1)
Asset-backed securities	691	(28)	1	(56)	6	—	614	(17)	(1)
Total debt securities	8,387	(288)	14	617	293	(459)	8,564	(223)	(26)
Derivative assets:
Interest rate and currency	107	1	—	21	—	—	129	31	—
Interest rate	—	1	—	—	—	—	1	1	—
Equity and other	109	11	—	(10)	—	—	110	9	—
Total derivative assets	216	13	—	11	—	—	240	41	—
Total assets at fair value	$14,903	$(398)	$14	$538	$314	$(620)	$14,751	$(415)	$(26)
Borrowings:
Unstructured bonds	$(168)	$1	$—	$(30)	$—	$15	$(182)	$1	$—
Total borrowings	(168)	1	—	(30)	—	15	(182)	1	—
Derivative liabilities:
Interest rate and currency	(19)	(4)	—	5	—	2	(16)	(9)	—
Equity and other	(11)	(11)	—	10	—	—	(12)	(1)	—
Total derivative liabilities	(30)	(15)	—	15	—	2	(28)	(10)	—
Total liabilities at fair value	$(198)	$(14)	$—	$(15)	$—	$17	$(210)	$(9)	$—
_________
a Transfers into Level 3 are due to lack of observable market data resulting from a decrease in market activity for these securities as of December 31, 2024.
b Transfers out of Level 3 are due to availability of observable market data resulting from an increase in market activity for these securities that were part of October 1, 2024 beginning balance as of December 31, 2024

INTERNATIONAL FINANCE CORPORATION	Page 86

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE L – FAIR VALUE MEASUREMENTS (continued)

Table L9.3:
	For the six months ended December 31, 2024
(US$ in millions)	Balance July 1, 2024	Net gains (losses) (realized and unrealized) included in		Purchases, issuances, sales, settlements and others	Transfers into Level 3 [a]	Transfers out of Level 3 [b]	Balance December 31, 2024	Net unrealized gains (losses) included in net income (loss) related to assets / liabilities held at period end	Net unrealized gains (losses) included in OCI related to assets / liabilities held at period end
		Net Income	Other Comprehensive Income
Investments - Trading
Asset-backed securities	$—	$—	$—	$25	$—	$(25)	$—	$—	$—
Government obligations	—	1	—	132	—	(133)	—	—	—
Total Investments - Trading	—	1	—	157	—	(158)	—	—	—
Loans	1,671	20	—	96	—	—	1,787	20	—
Equity investments:
Banking and other financial institutions	1,875	4	—	(15)	—	(40)	1,824	(54)	—
Funds	210	(4)	—	(17)	—	—	189	(5)	—
Others	2,266	(76)	—	(61)	21	(3)	2,147	(156)	—
Total equity investments	4,351	(76)	—	(93)	21	(43)	4,160	(215)	—
Debt securities:
Corporate debt securities	7,170	(108)	30	1,157	455	(996)	7,708	(53)	(6)
Preferred shares	238	1	—	3	—	—	242	1	—
Asset-backed securities	802	(26)	—	(63)	6	(105)	614	(16)	(1)
Total debt securities	8,210	(133)	30	1,097	461	(1,101)	8,564	(68)	(7)
Derivative assets:
Interest rate and currency	120	(9)	—	20	—	(2)	129	15	—
Interest rate	—	1	—	—	—	—	1	1	—
Equity and other	96	23	—	(9)	—	—	110	29	—
Total derivative assets	216	15	—	11	—	(2)	240	45	—
Total assets at fair value	$14,448	$(173)	$30	$1,268	$482	$(1,304)	$14,751	$(218)	$(7)
Borrowings:
Unstructured bonds	$(83)	$4	$1	$(119)	$—	$15	$(182)	$4	$1
Total borrowings	(83)	4	1	(119)	—	15	(182)	4	1
Derivative liabilities:
Interest rate and currency	(7)	(5)	—	(6)	—	2	(16)	(12)	—
Equity and other	(10)	(12)	—	10	—	—	(12)	(12)	—
Total derivative liabilities	(17)	(17)	—	4	—	2	(28)	(24)	—
Total liabilities at fair value	$(100)	$(13)	$1	$(115)	$—	$17	$(210)	$(20)	$1
_________
a Transfers into Level 3 are due to lack of observable market data resulting from a decrease in market activity for these securities as of December 31, 2024.
b Transfers out of Level 3 are due to availability of observable market data resulting from an increase in market activity for these securities that were part of July 1, 2024 beginning balance as of December 31, 2024.

INTERNATIONAL FINANCE CORPORATION	Page 87

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE L – FAIR VALUE MEASUREMENTS (continued)
The following tables present gross purchases, sales, issuances and settlements related to the changes in the carrying value of IFC’s Level 3 financial assets and financial liabilities for the three and six months ended December 31, 2025 and December 31, 2024.

Table L10: Gross purchases, sales, issuances and settlements- Level 3 financial assets and financial liabilities
	For the three months ended December 31, 2025
(US$ in millions)	Purchases	Sales	Issuances	Settlements and others	Net
Loans	$—	$—	$49	$(78)	$(29)
Equity investments
Banking and other financial institutions	227	(78)	—	4	153
Funds	116	(4)	—	(139)	(27)
Others	120	(87)	—	—	33
Total equity investments	463	(169)	—	(135)	159
Debt securities
Corporate debt securities	855	(1)	—	(523)	331
Preferred shares	8	(3)	—	2	7
Asset-backed securities	62	—	—	(32)	30
Total debt securities	925	(4)	—	(553)	368
Derivative assets
Interest rate and currency	—	—	3	—	3
Total derivative assets	—	—	3	—	3
Total assets at fair value	$1,388	$(173)	$52	$(766)	$501
Borrowings
Unstructured Bonds	$—	$—	$(36)	$—	$(36)
Total Borrowings	—	—	(36)	—	(36)
Derivative liabilities
Interest rate and currency	—	—	(1)	—	(1)
Total derivative liabilities	—	—	(1)	—	(1)
Total liabilities at fair value	$—	$—	$(37)	$—	$(37)

INTERNATIONAL FINANCE CORPORATION	Page 88

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE L – FAIR VALUE MEASUREMENTS (continued)

Table L10.1:
	For the six months ended December 31, 2025
(US$ in millions)	Purchases	Sales	Issuances	Settlements and others	Net
Trading securities:
Government obligations	$50	$—	$—	$—	$50
Total trading securities	50	—	—	—	50
Loans	—	—	78	(123)	(45)
Equity investments:
Banking and other financial institutions	307	(224)	—	(14)	69
Funds	258	(5)	—	(208)	45
Others	243	(151)	—	1	93
Total equity investments	808	(380)	—	(221)	207
Debt securities:
Corporate debt securities	1,488	(2)	—	(939)	547
Preferred shares	15	(3)	—	1	13
Asset-backed securities	147	—	—	(76)	71
Total debt securities	1,650	(5)	—	(1,014)	631
Derivative assets:
Interest rate and currency	—	—	9	(1)	8
Total derivative assets	—	—	9	(1)	8
Total assets at fair value	$2,508	$(385)	$87	$(1,359)	$851
Borrowings:
Structured Bonds	$—	$—	$(22)	$—	$(22)
Unstructured Bonds	—	—	(62)	—	(62)
Total Borrowings	—	—	(84)	—	(84)
Derivative liabilities:
Interest rate and currency	—	—	(3)	(1)	(4)
Total derivative liabilities	—	—	(3)	(1)	(4)
Total liabilities at fair value	$—	$—	$(87)	$(1)	$(88)

INTERNATIONAL FINANCE CORPORATION	Page 89

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE L – FAIR VALUE MEASUREMENTS (continued)

Table L10.2:
	For the three months ended December 31, 2024
(US$ in millions)	Purchases	Sales	Issuances	Settlements and others	Net
Loans	$—	$(20)	$145	$(71)	$54
Equity investments
Banking and other financial institutions	104	(155)	—	(3)	(54)
Funds	68	(1)	—	(22)	45
Others	83	(140)	—	(78)	(135)
Total equity investments	255	(296)	—	(103)	(144)
Debt securities
Corporate debt securities	1,169	(19)	—	(477)	673
Asset-backed securities	1	—	—	(57)	(56)
Total debt securities	1,170	(19)	—	(534)	617
Derivative assets
Interest rate and currency	—	—	8	13	21
Equity and other	—	—	—	(10)	(10)
Total derivative assets	—	—	8	3	11
Total assets at fair value	$1,425	$(335)	$153	$(705)	$538
Borrowings:
Unstructured Bonds	$—	$—	$(30)	$—	$(30)
Total Borrowings	—	—	(30)	—	(30)
Derivative liabilities
Interest rate and currency	—	—	(8)	13	5
Equity and other	—	—	—	10	10
Total derivative liabilities	—	—	(8)	23	15
Total liabilities at fair value	$—	$—	$(38)	$23	$(15)

INTERNATIONAL FINANCE CORPORATION	Page 90

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE L – FAIR VALUE MEASUREMENTS (continued)

Table L10.3:
	For the six months ended December 31, 2024
(US$ in millions)	Purchases	Sales	Issuances	Settlements and others	Net

Trading securities:
Asset-backed securities	$25	$—	$—	$—	$25
Government and agency obligations	132	—	—	—	132
Total trading securities	157	—	—	—	157
Loans	—	(20)	173	(57)	96
Equity investments:
Banking and other financial institutions	194	(207)	—	(2)	(15)
Funds	84	(1)	—	(100)	(17)
Others	184	(156)	—	(89)	(61)
Total equity investments	462	(364)	—	(191)	(93)
Debt securities:
Corporate debt securities	1,829	(19)	—	(653)	1,157
Preferred shares	3	—	—	—	3
Asset-backed securities	61	—	—	(124)	(63)
Total debt securities	1,893	(19)	—	(777)	1,097
Derivative assets:
Interest rate and currency	—	—	15	5	20
Equity and other	—	—	—	(9)	(9)
Total derivative assets	—	—	15	(4)	11
Total assets at fair value	$2,512	$(403)	$188	$(1,029)	$1,268
Borrowings:
Unstructured Bonds	$—	$—	$(119)	$—	$(119)
Total Borrowings	—	—	(119)	—	(119)
Derivative liabilities:
Interest rate and currency	—	—	(11)	5	(6)
Equity and other	—	—	—	10	10
Total derivative liabilities	—	—	(11)	15	4
Total liabilities at fair value	$—	$—	$(130)	$15	$(115)
The following table summarizes the line items on the condensed consolidated statements of operations where gains and losses are reported by major types of financial assets and financial liabilities:

Table L11: Gains and losses reflected in the condensed consolidated statements of operations
Instruments	Line item on the condensed consolidated statements of operations
Investments - Trading	Income from liquid asset trading activities
Loans	Income from Loans and guarantees including realized gains and losses on loans and associated derivatives
Equity investments	Income from equity investments, including realized and unrealized gains and losses on equity and associated derivatives
Debt securities	Income from debt securities and realized gains and losses on debt securities and associated derivatives
Loans, debt securities, borrowings and related derivatives	Net unrealized gains and losses on loans, debt securities, borrowings and related derivatives

INTERNATIONAL FINANCE CORPORATION	Page 91

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE M – SEGMENT REPORTING
The President is the Chief Operating Decision Maker (CODM), who regularly reviews operational performance and financial measures of IFC to assess performance and allocate resources.
IFC’s business comprises three segments: investment services, treasury services, and upstream and advisory services. The investment services segment consists primarily of lending and investing in debt (loans and debt securities) and equity securities. Operationally, the treasury services segment consists of the borrowing, liquid asset management, asset and liability management and client risk management activities. Upstream and advisory services includes providing advisory services to government and private sector clients to create markets and mobilize private capital, and engages in early stage project development activities to develop bankable investment projects. Consistent with internal reporting, net income or expense from asset and liability management and client risk management activities in support of investment services is allocated from the treasury segment to the investment services segment.
IFC’s management reporting system and policies are used to determine revenues and expenses attributable to each segment. Consistent with internal reporting, administrative expenses are allocated to each segment based largely upon personnel costs and segment headcounts. Transactions between segments are immaterial and, thus, are not a factor in reconciling to the consolidated data.
The assets of the investment, treasury, and upstream and advisory services segments are detailed in Notes D and C respectively. An analysis of IFC’s major components of income and expense by business segment for the three and six months ended December 31, 2025 and December 31, 2024, is provided below:

Table M1: Income and expense by business segment
	For the three months ended December 31, 2025
(US$ in millions)	Investment services	Treasury services	Upstream and Advisory services	Total
Income from loans and guarantees, including realized gains and losses on loans and associated derivatives	$840	$—	$—	$840
Provision for losses on loans, off-balance-sheet credit exposures and other receivables	(50)	—	—	(50)
Income from equity investments, including realized and unrealized gains and losses on equity and associated derivatives	399	—	—	399
Income from debt securities, including realized gains and losses on debt securities and associated derivatives	202	—	—	202
Release of provision for losses on available-for-sale debt securities	8	—	—	8
Income from liquid asset trading activities	—	572	—	572
Charges on borrowings	(570)	(343)	—	(913)
Upstream and advisory services income	—	—	68	68
Service fees and other income	80	—	—	80
Administrative expenses	(365)	(11)	(32)	(408)
Upstream and advisory services expenses	—	—	(99)	(99)
Other, net	8	1	4	13
Foreign currency transaction losses on non-trading activities	(33)	—	—	(33)
Income (loss) before net unrealized gains and losses on loans, debt securities, borrowings and related derivatives	519	219	(59)	679
Net unrealized (losses) gains on loans, debt securities, borrowings and related derivatives	(8)	54	—	46
Net income (loss)	$511	$273	$(59)	$725

INTERNATIONAL FINANCE CORPORATION	Page 92

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE M – SEGMENT REPORTING (continued)

Table M1.1:
	For the six months ended December 31, 2025
(US$ in millions)	Investment services	Treasury services	Upstream and Advisory services	Total
Income from loans and guarantees, including realized gains and losses on loans and associated derivatives	$1,698	$—	$—	$1,698
Provision for losses on loans, off-balance-sheet credit exposures and other receivables	(123)	—	—	(123)
Income from equity investments, including realized and unrealized gains and losses on equity and associated derivatives	787	—	—	787
Income from debt securities, including realized gains and losses on debt securities and associated derivatives	404	—	—	404
Release of provision for losses on available-for-sale debt securities	11	—	—	11
Income from liquid asset trading activities	—	1,177	—	1,177
Charges on borrowings	(1,165)	(701)	—	(1,866)
Upstream and advisory services income	—	—	116	116
Service fees and other income	165	—	—	165
Administrative expenses	(729)	(24)	(70)	(823)
Upstream and advisory services expenses	—	—	(167)	(167)
Other, net	11	3	8	22
Foreign currency transaction losses on non-trading activities	(71)	—	—	(71)
Income (loss) before net unrealized gains and losses on loans, debt securities, borrowings and related derivatives	988	455	(113)	1,330
Net unrealized gains on loans, debt securities, borrowings and related derivatives	72	57	—	129
Net income (loss)	$1,060	$512	$(113)	$1,459

INTERNATIONAL FINANCE CORPORATION	Page 93

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE M – SEGMENT REPORTING (continued)

Table M1.2:
	For the three months ended December 31, 2024
(US$ in millions)	Investment services	Treasury services	Upstream and Advisory services	Total
Income from loans and guarantees, including realized gains and losses on loans and associated derivatives	$858	$—	$—	$858
Provision for losses on loans, off-balance-sheet credit exposures and other receivables	(70)	—	—	(70)
Loss from equity investments, including realized and unrealized gains and losses on equity and associated derivatives	(63)	—	—	(63)
Income from debt securities, including realized gains and losses on debt securities and associated derivatives	199	—	—	199
Release of provision for losses on available-for-sale debt securities	1	—	—	1
Income from liquid asset trading activities	—	311	—	311
Charges on borrowings	(577)	(300)	—	(877)
Upstream and advisory services income	—	—	68	68
Service fees and other income	19	—	—	19
Administrative expenses	(337)	(13)	(43)	(393)
Upstream and advisory services expenses	—	—	(92)	(92)
Other, net	7	1	2	10
Foreign currency transaction losses on non-trading activities	(41)	—	—	(41)
Loss before net unrealized gains and losses on loans, debt securities, borrowings and related derivatives	(4)	(1)	(65)	(70)
Net unrealized gains on loans, debt securities, borrowings and related derivatives	38	278	—	316
Net income (loss)	$34	$277	$(65)	$246

INTERNATIONAL FINANCE CORPORATION	Page 94

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE M – SEGMENT REPORTING (continued)

Table M1.3:
	For the six months ended December 31, 2024
(US$ in millions)	Investment services	Treasury services	Upstream and Advisory services	Total
Income from loans and guarantees, including realized gains and losses on loans and associated derivatives	$1,720	$—	$—	$1,720
Provision for losses on loans, off-balance-sheet credit exposures and other receivables	(73)	—	—	(73)
Income from equity investments, including realized and unrealized gains and losses on equity and associated derivatives	135	—	—	135
Income from debt securities, including realized gains and losses on debt securities and associated derivatives	415	—	—	415
Release of provision for losses on available-for-sale debt securities	3	—	—	3
Income from liquid asset trading activities	—	1,143	—	1,143
Charges on borrowings	(1,195)	(643)	—	(1,838)
Upstream and advisory services income	—	—	122	122
Service fees and other income	118	—	—	118
Administrative expenses	(643)	(24)	(85)	(752)
Upstream and advisory services expenses	—	—	(157)	(157)
Other, net	9	1	3	13
Foreign currency transaction losses on non-trading activities	(21)	—	—	(21)
Income (loss) before net unrealized gains and losses on loans, debt securities, borrowings and related derivatives	468	477	(117)	828
Net unrealized (losses) gains on loans, debt securities, borrowings and related derivatives	(121)	421	—	300
Net income (loss)	$347	$898	$(117)	$1,128

Upstream and advisory segment
IFC continues to address increasingly complex development challenges and is enhancing its creating markets strategy by undertaking both Upstream and Advisory activities. Specifically, IFC provides advisory services to government and private sector clients to create markets and mobilize private capital, and engages in early stage project development activities to develop bankable investment projects. IFC also works in collaboration with the IBRD and IDA to provide policy advice and develop activities that help create markets and support future transactions in multiple industries, especially in IDA eligible member countries and FCS. IFC funds this business line by a combination of cash received from IFC shareholders’ development agencies and other development partners, IFC’s operations via retained earnings and operating budget allocations, as well as fees received from the recipients of the services.
As of December 31, 2025, undisbursed donor funds of $505 million ($519 million – June 30, 2025) were included in other assets. As the undisbursed donor funds are refundable, a corresponding liability is recorded in other liabilities. IFC’s advisory services funding of $251 million ($315 million – June 30, 2025) was included in other assets.
Upstream and advisory service expenses include $56 million and $103 million sourced from government and other development partners, respectively for the three and six months ended December 31, 2025 ($59 million and $109 million – for the three and six months ended December 31, 2024). The funds received from government and other development partners were also recognized as advisory services income in IFC’s condensed consolidated statements of operations.

INTERNATIONAL FINANCE CORPORATION	Page 95

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE N – VARIABLE INTEREST ENTITIES
Non-Consolidated VIEs
IFC has identified investments in 253 VIEs which are not consolidated by IFC but in which it is deemed to hold significant variable interests as of December 31, 2025 (238 investments – June 30, 2025). The majority of these VIEs do not involve securitizations or other types of structured financing. IFC is usually the minority investor in these VIEs. These VIEs are mainly: (a) investment funds, where the general partner or fund manager does not have substantive equity at risk, which IFC does not consolidate because it does not have the power to direct the activities of the VIEs that most significantly impact their economic performance and (b) entities whose total equity investment is considered insufficient to permit such entity to finance its activities without additional subordinated financial support or whose activities are so narrowly defined by contracts that equity investors are considered to lack decision making ability, which IFC does not consolidate because it does not have the power to control the activities that most significantly impact their economic performance. IFC’s involvement with these VIEs includes investments in equity interests and senior or subordinated interests, guarantees and risk management arrangements.
IFC’s maximum exposure to loss as a result of its investments in these VIEs was $6.9 billion as of December 31, 2025 ($6.9 billion – June 30, 2025). IFC’s maximum exposure to loss is based on the unlikely event that all of the assets in the VIEs become worthless and incorporates not only potential losses associated with assets recorded on IFC’s condensed consolidated balance sheets (maximum funded exposure) but also potential losses associated with undisbursed commitments (maximum unfunded exposure). The maximum funded exposure represents the balance sheet carrying value of IFC’s investment in the VIE and reflects the initial amount of cash invested in the VIE, adjusted for principal payments received, increases or declines in fair value and any impairment in value recognized in earnings. The maximum exposure of unfunded positions represents the remaining committed but not disbursed amount.
The carrying values and the maximum exposure of IFC’s investment in these VIEs as of December 31, 2025 and June 30, 2025 are as follows:

Table N1: Carrying values and the maximum exposure of IFC’s investment in nonconsolidated VIEs
Nonconsolidated VIEs	December 31, 2025		June 30, 2025
(US$ in millions)	Carrying Value	Maximum Exposure	Carrying Value	Maximum Exposure
Assets
Investments
Loans [a]	$1,055	$1,224	$1,015	$1,091
Equity Investments	2,846	4,031	2,829	3,964
Debt Securities	1,649	1,658	1,658	1,838
Derivative Assets [b]	2	2	1	1
Total Assets	$5,552	$6,915	$5,503	$6,894
Liabilities
Derivative Liabilities [b]	$(47)	$(47)	$(51)	$(51)
Other Off-Balance-Sheet Arrangements
Guarantees	Not Applicable	$29	Not Applicable	$38
_________
a The presented carrying value of the loans does not include the associated loan loss reserve of $66 million and $48 million as of December 31, 2025 and June 30, 2025, respectively.
b Represents Client Risk Management arrangements.
Consolidated VIEs
IFC securitizes originated loans from companies in emerging markets through the special purpose vehicles or VIEs to generate funding and transfers a portion of the associated economic risk to third-party investors. IFC’s continuing involvement in the securitization transaction includes servicing the underlying loans and retaining interests in the mezzanine and junior tranches. The principal risks associated with this ongoing involvement relate to the performance of the underlying loans, IFC’s position within the capital structure of the securitization vehicle, and prevailing market yields on the securities. Creditors of the VIEs have legal recourse only to the VIEs’ assets and not IFC’s general credit. The VIEs’ assets, primarily loans, are restricted from being sold or pledged as collateral, with their cash flows solely servicing the non-recourse liabilities. IFC has controlling financial interest in the VIEs due to (1) the power to direct the activities of the VIEs through servicing and the right to direct redemption of the securities under certain circumstances, and (2) the obligation to absorb losses or the right to receive benefits from the VIEs that could potentially be significant to the VIE. As the primary beneficiary, IFC consolidates the assets and liabilities of these VIEs.

INTERNATIONAL FINANCE CORPORATION	Page 96

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE N – VARIABLE INTEREST ENTITIES (continued)
The table summarizes consolidated VIE’s assets and liabilities on IFC’s condensed consolidated balance sheets as of December 31, 2025, excluding intercompany balances which are eliminated during consolidation.

Table N2: Carrying values of IFC’s investment in consolidated VIEs
(US$ in millions)	December 31, 2025
Assets
Cash and due from banks	$47
Loans at amortized cost	456
Less: Reserve against losses on loans	(13)
Loans at amortized cost less reserve against losses	443
Loans accounted for at fair value under the Fair Value Option	9
Other receivables	5
Total Assets	$504
Liabilities
Securitized borrowings	$341
Payables and Other Liabilities	5
Total Liabilities	$346
Separately, IFC is the primary beneficiary of a VIE for the building and the land at 2100 K Street. The building and land, with a combined value of $102 million as of December 31, 2025 ($104 million – June 30, 2025), are reported under “Receivables and other assets” on IFC's condensed consolidated balance sheets.
NOTE O – PENSION AND OTHER POSTRETIREMENT BENEFITS
IBRD, IFC and MIGA participate in the defined benefit Staff Retirement Plan (SRP), a Retired Staff Benefits Plan (RSBP) and a Post-Employment Benefits Plan (PEBP) (collectively “the Pension Plans”) that cover all WBG employees, retirees and their beneficiaries. The SRP provides pension benefits and includes a cash balance plan. The RSBP provides certain health and life insurance benefits to eligible retirees. The PEBP provides certain pension benefits administered outside the SRP.
IFC uses a June 30th measurement date for its pension and other post-retirement benefit plans. All costs, assets, and liabilities associated with the Pension Plans are allocated among IBRD, IFC, and MIGA based upon their employees’ respective participation in the Pension Plans. IDA, IFC, and MIGA reimburse IBRD for their proportionate share of any contributions made to the Plans by IBRD. Contributions to the Pension Plans are calculated as a percentage of salary.
The following table summarizes the benefit costs associated with the SRP, RSBP, and PEBP allocated to IFC for the three and six months ended December 31, 2025 and December 31, 2024. For the three and six months ended December 31, 2025 and December 31, 2024, the service costs of $47 million, and $94 million ($52 million and $104 million) are included in “Administrative expenses”, respectively. The components of net periodic pension cost, other than the service cost component, are included in “Other, net” in the condensed consolidated statements of operations.

Table O1: Net periodic pension Cost - SRP, RSBP & PEBP
	For the three months ended December 31,
	2025				2024
(US$ in millions)	SRP	RSBP	PEBP	Total	SRP	RSBP	PEBP	Total
Pension Plan Benefit costs
Service cost	$35	$6	$6	$47	$36	$9	$7	$52
Other components
Interest cost	74	9	10	93	72	11	10	93
Expected return on plan assets	(81)	(17)	—	(98)	(79)	(17)	—	(96)
Amortization of unrecognized prior service cost	—	1	—	1	—	—	—	—
Amortization of net unrecognized actuarial gains	(8)	(7)	—	(15)	—	(3)	—	(3)
Sub total	(15)	(14)	10	(19)	(7)	(9)	10	(6)
Net periodic pension cost	$20	$(8)	$16	$28	$29	$—	$17	$46

INTERNATIONAL FINANCE CORPORATION	Page 97

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
Note O – PENSION AND OTHER POSTRETIREMENT BENEFITS (continued)

Table O1.1:
	For the six months ended December 31,
	2025				2024
(US$ in millions)	SRP	RSBP	PEBP	Total	SRP	RSBP	PEBP	Total
Pension Plan Benefit costs
Service cost	$69	$12	$13	$94	$73	$17	$14	$104
Other components
Interest cost	148	18	20	186	145	21	19	185
Expected return on plan assets	(162)	(33)	—	(195)	(159)	(32)	—	(191)
Amortization of unrecognized prior service cost	—	1	—	1	—	—	1	1
Amortization of net unrecognized actuarial gains	(15)	(15)	(1)	(31)	—	(7)	—	(7)
Sub total	(29)	(29)	19	(39)	(14)	(18)	20	(12)
Net periodic pension cost	$40	$(17)	$32	$55	$59	$(1)	$34	$92

INTERNATIONAL FINANCE CORPORATION	Page 98

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE P – OFFSETTING ASSETS AND LIABILITIES
IFC does not present derivative assets and liabilities or amounts due or owed under resale, repurchase and securities lending transactions related to contracts entered into with the same counterparty under a legally enforceable netting agreement on a net basis on its condensed consolidated balance sheets. The following table provides the gross and net positions of IFC’s derivative contracts, resale, repurchase and securities lending agreements considering amounts and collateral held or pledged in accordance with enforceable counterparty credit support and netting agreements described below. The gross and net positions include derivative assets of $164 million and derivative liabilities of $342 million as of December 31, 2025, related to derivative contracts that are not subject to counterparty credit support or netting agreements. Collateral amounts are included only to the extent of the related net derivative fair values or net resale, repurchase and securities lending agreements amounts.

Table P1: Gross [a] and net positions of derivative contracts
	December 31, 2025
	Gross amount presented in the condensed consolidated balance sheets		Amounts subject to legally enforceable master netting agreements	Collateral received/pledged	Net amount
(US$ in millions)
Derivative assets	$4,419	[a]	$2,557	$348	$1,514
Resale agreements	454		—	449	5
Total assets	$4,873		$2,557	$797	$1,519

Derivative liabilities	$7,601	[a]	$2,557	$3,283	$1,761
Repurchase and securities lending agreements	5,170		—	5,161	9
Total liabilities	$12,771		$2,557	$8,444	$1,770

Table P1.1:
	June 30, 2025
	Gross amount presented in the condensed consolidated balance sheets		Amounts subject to legally enforceable master netting agreements	Collateral received/pledged		Net amount
(US$ in millions)
Derivative assets	$4,702	[a]	$2,828	$310	[b]	$1,564
Resale agreements	946		204	742		—
Total assets	$5,648		$3,032	$1,052		$1,564

Derivative liabilities	$7,901	[a]	$2,828	$3,288		$1,785
Repurchase and securities lending agreements	4,586		204	4,382		—
Total liabilities	$12,487		$3,032	$7,670		$1,785
_________
a Gross amount presented herein comprises of derivatives and accrued interest income/expenses. Accrued income of $1,765 million ($1,697 million - June 30, 2025) is reported in “receivables and other assets” and accrued expenses of $1,332 million ($1,281 million - June 30, 2025) are reported “payables and other liabilities” in IFC’s condensed consolidated balance sheets.

b Includes cash collateral only as of June 30, 2025.
IFC’s derivative contracts with market counterparties are entered into under standardized master agreements published by the International Swaps and Derivatives Association (ISDA). ISDA Agreements provide for a single lump sum settlement amount upon the early termination of transactions following a default or termination event whereby amounts payable by the non-defaulting party to the other party may be applied to reduce any amounts that the other party owes the non-defaulting party. This setoff effectively reduces any amount payable by the non-defaulting party to the defaulting party.
IFC’s ISDA Agreements are appended by a Credit Support Annex (CSA) that provides for the receipt or posting of collateral in the form of cash, U.S. Treasury securities or U.K. gilts to reduce mark-to-market exposure among derivative market counterparties. Cash collateral received is recorded as an asset with a corresponding liability for the obligation to return it. For cash collateral posted, a corresponding receivable is recorded on IFC’s condensed consolidated balance sheets. Securities received as collateral are not recognized on IFC’s condensed consolidated balance sheets, while securities posted as collateral remain on the balance sheets and are disclosed as securities pledged.

INTERNATIONAL FINANCE CORPORATION	Page 99

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE P – OFFSETTING ASSETS AND LIABILITIES (continued)
In accordance with the CSAs, IFC may rehypothecate securities received as collateral, subject to the obligation to return such collateral and any related distributions received. In the event of a counterparty default, IFC may exercise certain rights and remedies, including the right to set off any amounts payable by the counterparty against any collateral held by IFC and the right to liquidate any collateral held. As of December 31, 2025 and June 30, 2025, no collateral received was rehypothecated under securities lending agreements.
The table below summarizes IFC's collateral pledged and received under CSAs as of December 31, 2025, and June 30, 2025:

Table P2: Collateral pledged and received under CSA
(US$ in millions)	December 31, 2025	June 30, 2025
Cash collateral received	$342	$346
Securities collateral received (estimated fair value)	22	—
Cash collateral pledged	1,464	1,263
Trading securities pledged (fair value)	1,893	2,126
Under certain CSA’s IFC is not required to pledge collateral unless its credit rating is downgraded from its current AAA/Aaa. The aggregate fair value of derivatives containing such a credit risk-linked contingent feature in a net liability position was $6 million as of December 31, 2025 ($93 million – June 30, 2025). As of December 31, 2025, IFC had no collateral posted under these agreements. If IFC’s credit rating were to be downgraded from its current AAA/Aaa to AA+/Aa1 or below, then collateral in the amount of $6 million would be required to be posted against net liability positions with counterparties as of December 31, 2025 ($48 million – June 30, 2025).
IFC’s resale, repurchase and securities lending transactions are entered into with counterparties under industry standard master netting agreements which generally provide the right to offset amounts owed one another with respect to multiple transactions under such master netting agreement and to liquidate the purchased or borrowed securities in the event of counterparty default. The estimated fair value of all securities received and held as collateral under these master netting agreements by IFC was $450 million as of December 31, 2025 ($946 million – June 30, 2025).
The following table presents an analysis of IFC’s repurchase agreements by (1) class of collateral pledged and (2) their remaining contractual maturity as of December 31, 2025 and June 30, 2025:

Table P3: Repurchase agreements - Categorized by remaining contractual maturity
	Remaining Contractual Maturity of the Agreements – December 31, 2025
(US$ in millions)	Overnight and Continuous	Up to 30 days	30-90 days	Greater than 90 days	Total
Repurchase agreements
U.S. Treasury securities	$—	$1,323	$2,877	$970	$5,170
Total Repurchase agreements	$—	$1,323	$2,877	$970	$5,170
	Plus: cash collateral payable				342
	Less: accrued interest on cash collateral and repos, net.				(41)
Securities sold under repurchase agreements and payable for cash collateral received					$5,471

Table P3.1:
	Remaining Contractual Maturity of the Agreements – June 30, 2025
(US$ in millions)	Overnight and Continuous	Up to 30 days	30-90 days	Greater than 90 days	Total
Repurchase agreements
U.S. Treasury securities	$—	$995	$1,764	$1,827	$4,586
Total Repurchase agreements	$—	$995	$1,764	$1,827	$4,586
	Plus: cash collateral payable				346
	Less: accrued interest on cash collateral and repos, net.				(39)
Securities sold under repurchase agreements and payable for cash collateral received					$4,893
As of both December 31, 2025 and June 30, 2025, IFC has no repurchase-to-maturity transactions nor securities lending transactions outstanding.

INTERNATIONAL FINANCE CORPORATION	Page 100

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE Q – CONTINGENCIES
From time to time, IFC may be named as a defendant or co-defendant in legal actions on different grounds in various jurisdictions. The outcome of any existing legal action, in which IFC has been named as a defendant or co-defendant, as of and for the six months ended December 31, 2025, is not expected to have a material adverse effect on IFC's financial position, results of operations or cash flows.

INTERNATIONAL FINANCE CORPORATION	Page 101

Reporting to SEC on New and Matured Borrowings

Quarter Ending Date
September 30, 2025
New Medium and Long-Term Market Borrowings
External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Settle Date
26_10XXXXX	AUD	300,000,000	195,690,000	4.50	18-Jul-25
26_14XXXXX	AUD	200,000,000	130,210,000	4.90	22-Jul-25
26_18XXXXX	AUD	125,000,000	81,381,250	4.90	22-Jul-25
26_25XXXXX	AUD	100,000,000	65,105,000	4.90	29-Jul-25
26_27XXXXX	AUD	100,000,000	64,910,000	4.60	30-Jul-25
26_43XXXXX	AUD	30,000,000	19,969,500	5.05	15-Sep-25
26_44XXXXX	AUD	20,000,000	13,341,000	5.05	17-Sep-25
26_55XXXXX	AUD	100,000,000	65,630,000	4.50	29-Sep-25
	Sum Of Notional	975,000,000	636,236,750
26_20XXXXX	AZN	17,000,000	10,000,000	8.00	23-Jul-25
26_39XXXXX	AZN	10,000,000	5,882,353	7.80	08-Sep-25
	Sum Of Notional	27,000,000	15,882,353
26_01XXXXX	BRL	75,000,000	13,766,267	10.75	09-Jul-25
26_06XXXXX	BRL	150,000,000	26,840,354	11.50	15-Jul-25
26_11XXXXX	BRL	200,000,000	36,041,556	11.75	18-Jul-25
26_17XXXXX	BRL	100,000,000	17,919,541	11.50	21-Jul-25
26_19XXXXX	BRL	150,000,000	26,954,420	12.75	23-Jul-25
26_32XXXXX	BRL	50,000,000	9,149,382	—	22-Aug-25
26_34XXXXX	BRL	75,000,000	13,807,831	11.50	27-Aug-25
26_45XXXXX	BRL	150,000,000	28,327,809	—	17-Sep-25
26_47XXXXX	BRL	75,000,000	14,163,905	11.50	17-Sep-25
26_51XXXXX	BRL	250,000,000	47,326,525	11.50	24-Sep-25
	Sum Of Notional	1,275,000,000	234,297,590
26_07XXXXX	CHF	115,000,000	142,662,201	0.76	07-Aug-25
	Sum Of Notional	115,000,000	142,662,201
26_29XXXXX	COP	75,000,000,000	18,633,540	10.00	12-Aug-25
26_46XXXXX	COP	120,000,000,000	30,951,767	8.25	18-Sep-25
	Sum Of Notional	195,000,000,000	49,585,307
26_05XXXXX	GBP	650,000,000	874,640,000	4.00	15-Jul-25
26_26XXXXX	GBP	80,000,000	106,812,000	4.00	29-Jul-25
26_40XXXXX	GBP	50,000,000	67,887,500	4.00	09-Sep-25
26_48XXXXX	GBP	50,000,000	68,252,500	4.00	18-Sep-25
26_53XXXXX	GBP	25,000,000	33,363,750	4.00	26-Sep-25
	Sum Of Notional	855,000,000	1,150,955,750
26_502XXXX	GEL	40,000,000	14,713,997	8.16	17-Sep-25
	Sum Of Notional	40,000,000	14,713,997
26_28XXXXX	HKD	300,000,000	38,216,804	2.69	01-Aug-25
26_52XXXXX	HKD	200,000,000	25,707,932	2.86	26-Sep-25
	Sum Of Notional	500,000,000	63,924,736
26_04XXXXX	KRW	8,600,000,000	6,257,367	2.01	11-Jul-25
	Sum Of Notional	8,600,000,000	6,257,367

INTERNATIONAL FINANCE CORPORATION	Page 102

Reporting to SEC on New and Matured Borrowings

External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Settle Date
26_35XXXXX	KZT	12,500,000,000	23,144,077	15.00	02-Sep-25
	Sum Of Notional	12,500,000,000	23,144,077
26_503YYYY	MNT	105,000,000,000	29,190,992	10.25	29-Sep-25
	Sum Of Notional	105,000,000,000	29,190,992
26_41XXXXX	PEN	50,000,000	14,368,848	—	11-Sep-25
	Sum Of Notional	50,000,000	14,368,848
25_505XXXX	RON	253,200,000	59,019,603	7.29	03-Jul-25
26_15XXXXX	RON	35,500,000	8,193,222	6.25	22-Jul-25
26_30XXXXX	RON	54,075,000	12,484,704	6.96	18-Aug-25
	Sum Of Notional	342,775,000	79,697,529
26_501XXXX	RWF	24,000,000,000	16,608,997	10.50	15-Jul-25
	Sum Of Notional	24,000,000,000	16,608,997
26_02XXXXX	USD	390,000,000	390,000,000	4.62	10-Jul-25
26_03XXXXX	USD	15,000,000	15,000,000	5.32	11-Jul-25
26_08XXXXX	USD	45,000,000	45,000,000	3.90	17-Jul-25
26_09XXXXX	USD	250,000,000	250,000,000	4.62	17-Jul-25
26_12XXXXX	USD	100,000,000	100,000,000	4.33	21-Jul-25
26_13XXXXX	USD	50,000,000	50,000,000	4.92	23-Jul-25
26_16XXXXX	USD	30,000,000	30,000,000	4.91	23-Jul-25
26_21XXXXX	USD	125,000,000	125,000,000	4.62	24-Jul-25
26_22XXXXX	USD	20,000,000	20,000,000	4.92	25-Jul-25
26_23XXXXX	USD	20,000,000	20,000,000	4.90	28-Jul-25
26_24XXXXX	USD	20,000,000	20,000,000	4.90	30-Jul-25
26_31XXXXX	USD	30,000,000	30,000,000	5.02	22-Aug-25
26_36XXXXX	USD	15,000,000	15,000,000	4.28	28-Aug-25
26_37XXXXX	USD	30,000,000	30,000,000	5.00	02-Sep-25
26_38XXXXX	USD	100,000,000	100,000,000	3.58	05-Sep-25
26_42XXXXX	USD	35,000,000	35,000,000	5.27	15-Sep-25
26_49XXXXX	USD	100,000,000	100,000,000	4.30	26-Sep-25
26_50XXXXX	USD	38,500,000	38,500,000	4.60	24-Sep-25
	Sum Of Notional	1,413,500,000	1,413,500,000
26_33XXXXX	UZS	125,000,000,000	10,157,812	10.90	26-Aug-25
	Sum Of Notional	125,000,000,000	10,157,812

TOTAL NEW MARKET BORROWINGS			3,901,184,306

NEW SECURITIZED BORROWINGS
External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Settle Date
—	USD	320,000,000	320,000,000	5.45	10-Sep-25
—	USD	25,000,000	25,000,000	—	10-Sep-25
	Sum Of Notional	345,000,000	345,000,000

TOTAL NEW SECURITIZED BORROWINGS			345,000,000

INTERNATIONAL FINANCE CORPORATION	Page 103

Reporting to SEC on New and Matured Borrowings

Medium and Long-Term Matured Market Borrowings
External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Maturity Date
23_600_1XX	AZN	4,372,740	2,572,200	6.00	15-Jul-25
23_600_2XX	AZN	4,129,810	2,429,300	6.00	15-Jul-25
	Sum Of Notional	8,502,550	5,001,500
External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Maturity Date
24_656XXXX	BDT	82,500,000	677,897	10.50	08-Sep-25
	Sum Of Notional	82,500,000	677,897
21_04XXXXX	BRL	30,000,000	5,396,703	4.25	16-Jul-25
21_61XXXXX	BRL	170,000,000	30,581,315	4.25	16-Jul-25
21_115XXXX	BRL	40,000,000	7,572,244	—	24-Sep-25
21_32XXXXX	BRL	30,000,000	5,679,183	—	24-Sep-25
21_59XXXXX	BRL	10,100,000	1,911,992	—	24-Sep-25
21_90XXXXX	BRL	40,000,000	7,572,244	—	24-Sep-25
	Sum Of Notional	320,100,000	58,713,681
21_31XXXXX	CAD	500,000,000	363,279,689	0.63	16-Sep-25
	Sum Of Notional	500,000,000	363,279,689
22_120XXXX	CLP	20,000,000,000	20,631,318	5.25	04-Aug-25
	Sum Of Notional	20,000,000,000	20,631,318
23_22XXXXX	CNY	300,000,000	42,124,774	2.75	15-Sep-25
	Sum Of Notional	300,000,000	42,124,774
22_27XXXXX	HKD	300,000,000	38,514,619	0.54	10-Sep-25
	Sum Of Notional	300,000,000	38,514,619
16_28XXXXX	JPY	350,000,000	2,371,515	5.60	26-Aug-25
	Sum Of Notional	350,000,000	2,371,515
22_156XXXX	KRW	10,600,000,000	7,736,802	2.35	08-Jul-25
24_11XXXXX	KRW	8,300,000,000	6,007,745	2.90	07-Aug-25
24_16XXXXX	KRW	49,700,000,000	35,974,087	2.90	07-Aug-25
24_23XXXXX	KRW	49,000,000,000	35,467,410	2.90	07-Aug-25
	Sum Of Notional	117,600,000,000	85,186,044
19_519XXXX	KZT	659,769,257	1,237,551	8.30	18-Jul-25
	Sum Of Notional	659,769,257	1,237,551
18_174_B1X	MXN	3,920,000,000	209,495,154	—	06-Aug-25
	Sum Of Notional	3,920,000,000	209,495,154
21_30XXXXX	NZD	400,000,000	237,580,000	0.38	10-Sep-25

INTERNATIONAL FINANCE CORPORATION	Page 104

Reporting to SEC on New and Matured Borrowings

21_41XXXXX	NZD	425,000,000	252,428,750	0.38	10-Sep-25
	Sum Of Notional	825,000,000	490,008,750
18_718_1XX	PHP	165,641,920	2,902,943	6.34	18-Sep-25
	Sum Of Notional	165,641,920	2,902,943
23_536XXXX	RON	89,000,000	20,548,103	7.94	18-Aug-25
23_537XXXX	RON	50,400,000	11,636,229	7.92	18-Aug-25
	Sum Of Notional	139,400,000	32,184,332
External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Maturity Date
24_49XXXXX	USD	150,000,000	150,000,000	5.33	1-Jul-25
21_01XXXXX	USD	4,700,000	4,700,000	0.25	14-Jul-25
21_03XXXXX	USD	29,950,000	29,950,000	0.38	15-Jul-25
21_06XXXXX	USD	2,000,000,000	2,000,000,000	0.38	16-Jul-25
21_21XXXXX	USD	18,940,000	18,940,000	0.25	15-Aug-25
23_17XXXXX	USD	25,000,000	25,000,000	3.33	25-Aug-25
25_26XXXXX	USD	12,000,000	12,000,000	3.92	29-Aug-25
21_28XXXXX	USD	15,000,000	15,000,000	0.35	08-Sep-25
21_29XXXXX	USD	20,000,000	20,000,000	0.20	15-Sep-25
23_35XXXXX	USD	2,000,000,000	2,000,000,000	3.63	15-Sep-25
	Sum Of Notional	4,275,590,000	4,275,590,000

TOTAL MATURED MARKET BORROWINGS			5,627,919,767

Matured IBRD and IDA Borrowings
External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Maturity Date
15_30XXXXX	USD	27,459,150	27,459,150	1.84	15-Sep-25
	Sum Of Notional	27,459,150	27,459,150

TOTAL MATURED IBRD AND IDA BORROWINGS			27,459,150

Net increase in Short-term Borrowings for the quarter ended September 30, 2025			205,024,250

* Bonds where the stated interest rate is zero includes zero coupon bond issues where the contractual interest rate is zero, and structured notes where the contractual interest rate is initially zero.

INTERNATIONAL FINANCE CORPORATION	Page 105

Reporting to SEC on New and Matured Borrowings

Quarter Ending Date
December 31, 2025
New Medium and Long-Term Market Borrowings
External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Settle Date
26_61XXXXX	AUD	100,000,000.00	65,935,000	4.50	07-Oct-25
26_66XXXXX	AUD	100,000,000.00	65,510,000	3.64	10-Oct-25
26_67XXXXX	AUD	100,000,000.00	65,510,000	3.15	10-Oct-25
26_69XXXXX	AUD	100,000,000.00	64,450,000	4.45	14-Oct-25
26_76XXXXX	AUD	100,000,000.00	64,900,000	3.64	20-Oct-25
26_78XXXXX	AUD	50,000,000.00	32,450,000	3.64	20-Oct-25
26_86XXXXX	AUD	40,000,000.00	26,020,000	5.00	23-Oct-25
26_89XXXXX	AUD	20,000,000.00	13,111,000	4.98	27-Oct-25
26_91XXXXX	AUD	30,000,000.00	19,696,500	4.98	30-Oct-25
26_99XXXXX	AUD	100,000,000.00	64,790,000	4.45	05-Nov-25
26_120XXXX	AUD	25,000,000.00	16,317,500	4.93	28-Nov-25
26_123XXXX	AUD	30,000,000.00	19,767,000	5.35	03-Dec-25
26_117XXXX	AUD	20,000,000.00	13,229,000	4.92	04-Dec-25
26_122XXXX	AUD	20,000,000.00	13,229,000	5.03	04-Dec-25
	Sum Of Notional	835,000,000.00	544,915,000
26_87XXXXX	BRL	50,000,000.00	9,257,888	—	23-Oct-25
26_88XXXXX	BRL	75,000,000.00	13,886,832	11.50	23-Oct-25
26_98XXXXX	BRL	250,000,000.00	46,431,722	11.50	31-Oct-25
26_114XXXX	BRL	75,000,000.00	14,079,748	11.50	18-Nov-25
26_115XXXX	BRL	100,000,000.00	18,770,178	—	19-Nov-25
26_119XXXX	BRL	75,000,000.00	13,934,563	11.50	26-Nov-25
26_126XXXX	BRL	75,000,000.00	13,806,307	10.75	09-Dec-25
26_129XXXX	BRL	125,000,000.00	23,083,600	—	16-Dec-25
26_134XXXX	BRL	75,000,000.00	13,530,579	10.75	22-Dec-25
26_135XXXX	BRL	200,000,000.00	35,768,577	—	23-Dec-25
	Sum Of Notional	1,100,000,000.00	202,549,993
26_94XXXXX	CAD	600,000,000.00	428,219,677	2.55	31-Oct-25
	Sum Of Notional	600,000,000.00	428,219,677
26_125XXXX	CNY	200,000,000.00	28,336,439	1.70	11-Dec-25
	Sum Of Notional	200,000,000.00	28,336,439
26_60XXXXX	COP	100,000,000,000.00	25,841,129	9.00	06-Oct-25
26_63XXXXX	COP	300,000,000,000.00	77,523,386	—	06-Oct-25
	Sum Of Notional	400,000,000,000.00	103,364,515
26_105XXXX	DKK	1,250,000,000.00	193,899,157	2.25	18-Nov-25
	Sum Of Notional	1,250,000,000.00	193,899,157
26_77XXXXX	DOP	640,000,000.00	10,093,045	8.90	20-Oct-25
26_133XXXX	DOP	960,000,000.00	15,325,670	8.85	19-Dec-25
	Sum Of Notional	1,600,000,000.00	25,418,716
26_59XXXXX	GBP	45,000,000	60,538,500	4.00	03-Oct-25
26_65XXXXX	GBP	750,000,000	1,005,900,000	4.25	08-Oct-25
26_70XXXXX	GBP	100,000,000	132,625,000	4.00	10-Oct-25

INTERNATIONAL FINANCE CORPORATION	Page 106

Reporting to SEC on New and Matured Borrowings

External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Settle Date
26_81XXXXX	GBP	25,000,000.00	33,285,000	3.88	22-Oct-25
26_84XXXXX	GBP	125,000,000.00	166,712,500	4.25	23-Oct-25
26_93XXXXX	GBP	100,000,000.00	132,180,000	3.88	29-Oct-25
26_96XXXXX	GBP	75,000,000.00	98,820,000	4.25	30-Oct-25
26_100XXXX	GBP	100,000,000.00	130,350,000	3.88	05-Nov-25
26_106XXXX	GBP	75,000,000.00	98,610,000	3.88	13-Nov-25
26_113XXXX	GBP	25,000,000.00	32,852,500	3.88	18-Nov-25
	Sum Of Notional	1,420,000,000.00	1,891,873,500
26_504XXXX	GEL	220,000,000.00	81,300,813	8.63	17-Nov-25
	Sum Of Notional	220,000,000.00	81,300,813
26_54XXXXX	HKD	700,000,000.00	89,966,777	2.90	02-Oct-25
	Sum Of Notional	700,000,000.00	89,966,777
26_79XXXXX	KZT	8,250,000,000.00	15,325,457	15.50	23-Oct-25
	Sum Of Notional	8,250,000,000.00	15,325,457
26_128XXXX	MNT	35,000,000,000.00	9,864,713	9.95	15-Dec-25
26_131XXXX	MNT	35,000,000,000.00	9,861,933	9.95	18-Dec-25
	Sum Of Notional	70,000,000,000.00	19,726,645
26_137XXXX	MXN	500,000,000.00	27,857,481	—	23-Dec-25
	Sum Of Notional	500,000,000.00	27,857,481
26_112XXXX	NGN	15,000,000,000.00	10,308,216	12.50	20-Nov-25
26_136XXXX	NGN	15,000,000,000.00	10,342,402	—	24-Dec-25
	Sum Of Notional	30,000,000,000.00	20,650,618
26_110XXXX	RON	40,000,000.00	9,126,482	5.80	17-Nov-25
26_505XXXX	RON	124,800,000.00	28,718,374	6.65	19-Dec-25
	Sum Of Notional	164,800,000.00	37,844,855
26_85XXXXX	SEK	1,000,000,000.00	106,133,452	2.19	23-Oct-25
	Sum Of Notional	1,000,000,000.00	106,133,452
26_56XXXXX	USD	20,000,000.00	20,000,000	4.53	2-Oct-25
26_57XXXXX	USD	20,000,000.00	20,000,000	4.53	2-Oct-25
26_58XXXXX	USD	30,000,000.00	30,000,000	4.56	3-Oct-25
26_62XXXXX	USD	20,000,000.00	20,000,000	4.56	6-Oct-25
26_64XXXXX	USD	150,000,000.00	150,000,000	3.63	7-Oct-25
26_68XXXXX	USD	800,000,000.00	800,000,000	4.36	9-Oct-25
26_71XXXXX	USD	50,000,000.00	50,000,000	4.36	15-Oct-25
26_73XXXXX	USD	30,000,000.00	30,000,000	4.50	16-Oct-25
26_74XXXXX	USD	30,000,000.00	30,000,000	4.50	17-Oct-25
26_80XXXXX	USD	50,000,000.00	50,000,000	4.26	22-Oct-25
26_82XXXXX	USD	20,000,000	20,000,000	4.42	22-Oct-25
26_83XXXXX	USD	20,000,000	20,000,000	4.40	22-Oct-25
26_95XXXXX	USD	30,000,000	30,000,000	3.44	29-Oct-25
26_92XXXXX	USD	15,000,000.00	15,000,000	5.13	30-Oct-25
26_90XXXXX	USD	90,000,000.00	90,000,000	3.70	03-Nov-25
26_97XXXXX	USD	100,000,000.00	100,000,000	3.70	03-Nov-25
26_101XXXX	USD	50,000,000.00	50,000,000	3.51	05-Nov-25

INTERNATIONAL FINANCE CORPORATION	Page 107

Reporting to SEC on New and Matured Borrowings

External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Settle Date
26_103XXXX	USD	20,000,000.00	20,000,000	3.76	06-Nov-25
26_107XXXX	USD	50,000,000.00	50,000,000	4.59	14-Nov-25
26_102XXXX	USD	20,000,000.00	20,000,000	4.44	14-Nov-25
26_104XXXX	USD	20,000,000.00	20,000,000	4.80	17-Nov-25
26_109XXXX	USD	30,000,000.00	30,000,000	4.47	17-Nov-25
26_111XXXX	USD	30,000,000.00	30,000,000	5.23	24-Nov-25
26_116XXXX	USD	120,000,000.00	120,000,000	4.50	26-Nov-25
26_121XXXX	USD	30,000,000.00	30,000,000	5.19	03-Dec-25
26_124XXXX	USD	25,000,000.00	25,000,000	4.46	09-Dec-25
26_127XXXX	USD	50,000,000.00	50,000,000	3.50	11-Dec-25
26_130XXXX	USD	50,000,000.00	50,000,000	4.55	17-Dec-25
26_132XXXX	USD	25,000,000.00	25,000,000	4.53	19-Dec-25
	Sum Of Notional	1,995,000,000.00	1,995,000,000
26_75XXXXX	UZS	200,000,000,000.00	16,348,324	10.00	16-Oct-25
26_108XXXX	UZS	130,000,000,000.00	10,857,446	11.00	13-Nov-25
26_118XXXX	UZS	180,000,000,000.00	15,079,304.58	11.00	26-Nov-25
	Sum Of Notional	510,000,000,000.00	42,285,074
26_72XXXXX	ZAR	2,750,000,000.00	157,190,463	—	14-Oct-25
	Sum Of Notional	2,750,000,000.00	157,190,463
TOTAL NEW MARKET BORROWINGS			6,011,858,632

Medium and Long-Term Matured Market Borrowings
External Id	Currency Code	Currency Amt	USD Amt	Interest Rate	Maturity Date
23_58XXXXX	CNY	300,000,000	42,422,314	2.44	01-Dec-25
23_542XXXX	CNY	340,000,000	48,267,002	2.80	17-Dec-25
	Sum Of Notional	640,000,000	90,689,316
96_19XXXXX	EUR	75,126,513	87,360,866	9.83	01-Dec-25
	Sum Of Notional	75,126,513	87,360,866
23_62XXXXX	GBP	600,000,000	792,990,000	4.13	28-Nov-25
21_46XXXXX	GBP	1,000,000,000	1,338,400,000	0.25	15-Dec-25
	Sum Of Notional	1,600,000,000	2,131,390,000
96_11XXXXX	JPY	20,000,000,000	126,972,034	4.70	20-Nov-25
	Sum Of Notional	20,000,000,000	126,972,034
24_653XXXX	KZT	1,304,706,480	2,529,114	13.65	15-Dec-25
24_654XXXX	KZT	822,294,000	1,593,979	13.90	15-Dec-25
	Sum Of Notional	2,127,000,480	4,123,093
21_45XXXXX	NOK	1,500,000,000	150,198,262	0.50	08-Oct-25
23_46XXXXX	NOK	500,000,000	50,066,087	0.50	08-Oct-25
	Sum Of Notional	2,000,000,000	200,264,349
23_540XXXX	RON	53,500,000	12,206,808	7.57	02-Dec-25
	Sum Of Notional	53,500,000	12,206,808
16_151XXXX	TRY	25,000,000	586,598	—	11-Dec-25
16_190XXXX	TRY	25,000,000	586,598	—	11-Dec-25
16_82XXXXX	TRY	18,000,000	422,351	—	11-Dec-25

INTERNATIONAL FINANCE CORPORATION	Page 108

Reporting to SEC on New and Matured Borrowings

External Id	Currency Code	Currency Amt	USD Amt	Interest Rate	Maturity Date
17_10XXXXX	TRY	30,000,000	703,918	—	11-Dec-25
17_179XXXX	TRY	20,000,000	469,279	—	11-Dec-25
17_189XXXX	TRY	32,000,000	750,846	—	11-Dec-25
17_198XXXX	TRY	50,000,000	1,173,197	—	11-Dec-25
17_206XXXX	TRY	50,000,000	1,173,197	—	11-Dec-25
17_227XXXX	TRY	25,000,000	586,598	—	11-Dec-25
17_242XXXX	TRY	25,000,000	586,598	—	11-Dec-25
17_257XXXX	TRY	25,000,000	586,598	—	11-Dec-25
18_02XXXXX	TRY	25,000,000	586,598	—	11-Dec-25
	Sum Of Notional	350,000,000	8,212,377
23_143XXXX	USD	150,000,000	150,000,000	4.17	01-Oct-25
21_58XXXXX	USD	27,000,000	27,000,000	0.25	15-Oct-25
21_47XXXXX	USD	25,000,000	25,000,000	0.25	15-Oct-25
23_70XXXXX	USD	25,000,000	25,000,000	4.25	17-Oct-25
21_51XXXXX	USD	100,000,000	100,000,000	0.50	20-Oct-25
21_81XXXXX	USD	15,000,000	15,000,000	0.25	17-Nov-25
23_76XXXXX	USD	100,000,000	100,000,000	4.25	17-Nov-25
23_74XXXXX	USD	25,000,000	25,000,000	4.05	22-Dec-25
	Sum Of Notional	467,000,000	467,000,000
23_59XXXXX	UZS	200,000,000,000	16,717,893	16.00	05-Dec-25
25_501XXXX	UZS	22,801,890,000	1,871,351	16.95	15-Oct-25
	Sum Of Notional	222,801,890,000	18,589,244
24_652XXXX	ZMW	32,200,000	1,423,204	11.50	20-Dec-25
24_655XXXX	ZMW	39,000,000	1,723,757	18.00	20-Dec-25
	Sum Of Notional	71,200,000	3,146,961
22_549XXXX	LKR	90,918,180	294,043	8.00	15-Dec-25
	Sum Of Notional	90,918,180	294,043
25_503XXXX	AZN	4,857,000	2,857,059	7.55	15-Dec-25
	Sum Of Notional	4,857,000	2,857,059

TOTAL MATURED MARKET BORROWINGS			3,153,106,150

Net increase in Short-term Borrowings for the quarter ended December 31, 2025			46,264,086

* Bonds where the stated interest rate is zero includes zero coupon bond issues where the contractual interest rate is zero, and structured notes where the contractual interest rate is initially zero.